Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

PHYSIOTHERAPY ASSOCIATES HOLDINGS, INC.

SELECT MEDICAL CORPORATION

GRIP MERGER SUB, INC.

AND

THE HOLDER REPRESENTATIVE

DATED AS OF JANUARY 22, 2016

i

		Page

10.11	Rules of Construction	71

10.12	Counterparts; Facsimile Signatures	71

10.13	Submission to Jurisdiction; Waiver of Jury Trial	71

10.14	Waiver and Release	72

v

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”) is made and entered into as of January 22, 2016 by and among Select Medical Corporation, a Delaware corporation (“Buyer”), Grip Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Physiotherapy Associates Holdings, Inc., a Delaware corporation (the “Company”), and the Holder Representative (as defined herein), solely in its capacity as such.  Each of Buyer, Merger Sub and the Company and the Holder Representative are sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Boards of Directors of each of the Company and Buyer believe it is in the best interests of each company and their respective stockholders that Buyer acquire the Company through the statutory merger of Merger Sub with and into the Company and, in furtherance thereof, have approved such merger; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and other agreements in connection with such merger.

NOW, THEREFORE, in consideration of the covenants, premises and representations set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, intending to be legally bound hereby, the Parties agree as follows.

ARTICLE I
DEFINITIONS

The meanings of capitalized terms used in this Agreement shall be as set forth in Appendix A.

ARTICLE II
THE MERGER

2.1          Merger.  Upon the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”), pursuant to which (a) the separate corporate existence of Merger Sub shall cease and (b) the Company shall continue as the surviving corporation under its present name (the “Surviving Corporation”) as a wholly-owned subsidiary of Buyer.

2.2          Effective Time.  On the Closing Date, the Parties shall cause the Merger to be consummated by properly executing and filing a Certificate of Merger substantially in the form attached hereto as Exhibit A (the “Certificate of Merger”) with the Secretary of State of the State of Delaware, in accordance with the applicable provisions of the DGCL.  When used in this

Agreement, the term “Effective Time” shall mean the date and time at which the Certificate of Merger is accepted for filing with the Secretary of State of the State of Delaware or as otherwise provided in the Certificate of Merger.

2.3          Effect of the Merger.  At the Effective Time, the effect of the Merger shall be as provided in the applicable provisions of the DGCL.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, (a) the separate corporate existence of the Company with all its rights, privileges, powers and franchises shall continue unaffected by the Merger, (b) all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation, (c) without any further action on the part of the Surviving Corporation and Merger Sub, the certificate of incorporation of Merger Sub shall be the certificate of incorporation of the Surviving Corporation until thereafter amended, (d) the bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Corporation until thereafter amended, (e) the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately after the Effective Time, each to hold the office of director of the Surviving Corporation in accordance with the provisions of the applicable laws of the State of Delaware and the certificate of incorporation and bylaws of the Surviving Corporation until their successors are duly qualified and elected and (f) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately after the Effective Time, each to hold office in accordance with the provisions of the bylaws of the Surviving Corporation.

2.4          Effect of the Merger on the Capital Stock of the Company.

2.4.1.      Treasury Shares.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of Capital Stock, all shares of capital stock of the Company that are held in the treasury of the Company or any Company Subsidiary shall be automatically cancelled and retired, and cease to exist, without any conversion thereof or consideration paid or payable in exchange therefor.

2.4.2.      Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or the holders of Capital Stock, each then issued and outstanding share of Capital Stock (a) shall be cancelled and retired and will cease to exist and (b) excluding any Dissenting Shares and any shares held in the treasury of the Company or any Company Subsidiary, which treasury shares shall be cancelled in accordance with Section 2.4.1, shall be converted automatically into the right to receive the applicable portion of the Final Merger Consideration as determined pursuant to Section 2.6, without interest thereon, upon surrender of the Certificate formerly representing such share together with a duly executed Letter of Transmittal, all in accordance with, and pursuant to, the Company Charter.

2.4.3.      Company Options.  Prior to the Effective Time, the Company shall take all actions necessary (including, without limitation, obtaining any required consents and providing any required notices) to (i) cause all outstanding Company Options to become fully vested and exercisable, (ii) cancel and terminate each outstanding Company Option as of the Effective Time in exchange for the right of the holder of such Company Option to receive the applicable portion of the Final Merger Consideration as determined pursuant to Section 2.6, without interest thereon and (iii) terminate the Company’s 2014 Stock Incentive Plan.  As of immediately after the Effective Time, the Surviving Corporation shall not have any obligations, and no current or former holder of Company Options shall have any rights, arising under or in connection with the Company Options or the Company’s 2014 Stock Incentive Plan except as expressly provided herein.  Notwithstanding anything in this Agreement or the Escrow Agreement to the contrary, no portion of the Final Merger Consideration will be paid with respect to any Company Option following the fifth (5th) anniversary of the Closing Date.

2.4.4.      Dissenting Shares.  Notwithstanding any provision of this Agreement to the contrary, any shares of Capital Stock issued and outstanding immediately prior to the Effective Time that are held by a holder of Capital Stock who has properly exercised and perfected appraisal rights for such shares in accordance with the DGCL and who, as of the Effective Time, has not effectively withdrawn or lost such appraisal rights (“Dissenting Shares”), shall not be converted into or represent a right to receive a portion of the Final Merger Consideration hereunder, but the holder thereof shall only be entitled to such rights as are granted by the DGCL.  Notwithstanding the provisions of this Section 2.4.4, if any holder of Dissenting Shares shall effectively withdraw, waive or lose (through failure to perfect, court order or otherwise) such appraisal rights, then, as of the later of the Effective Time and the occurrence of such event, such holder’s Dissenting Shares shall automatically be converted into and represent only the right to receive the applicable portion of the Final Merger Consideration to which such holder would otherwise be entitled hereunder.  The Company shall provide Buyer prompt notice of any demand for appraisal received by the Company, and Buyer shall have the right to participate in and direct all negotiations and proceedings with respect to such demands.  Prior to the Effective Time, the Company shall not, without the prior written consent of Buyer, make any payment with respect to, or settle or offer to settle, any such demands, or agree to do any of the foregoing.

2.4.5.      Holders of Certificates.  From and after the Effective Time, the holders of Certificates (other than Certificates representing Dissenting Shares) shall cease to have any rights with respect to such Certificates or the shares of Capital Stock represented thereby, except the right to receive the applicable portion of the Final Merger Consideration as determined pursuant to Section 2.6, without interest thereon.

2.5          Effect on Capital Stock of Merger Sub.  At the Effective Time, the shares of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and exchanged on a one-for-one basis for shares of validly issued, fully paid and nonassessable common stock, par value $0.001 per share, of the Surviving Corporation, all in accordance with, and pursuant to, the terms of this Agreement and Merger Sub’s certificate of incorporation.  Each stock certificate of Merger Sub evidencing ownership of shares of common stock of Merger Sub shall continue to evidence ownership of common stock of the Surviving Corporation consistent with the foregoing.

2.6          Final Merger Consideration and Payment.

2.6.1.      Final Merger Consideration and Allocation.  The “Unadjusted Merger Consideration” shall consist of an amount in cash equal to $400,000,000.00 (Four Hundred Million Dollars).  The Unadjusted Merger Consideration shall be adjusted at Closing by (i) adding the Excess Payment, if any, calculated pursuant to Section 2.8.1, (ii) subtracting the Shortfall Reduction, if any, calculated pursuant to Section 2.8.1, (iii) subtracting Estimated Company Transaction Expenses and (iv) subtracting Estimated Indebtedness, if any (as adjusted, the “Initial Merger Consideration”).  The Initial Merger Consideration shall be further adjusted following the Closing pursuant to Section 2.8.2.  Subject to the requirements of Section 2.6.2, the Final Merger Consideration shall be allocated and paid among the Sellers such that each Seller shall receive its Pro Rata Portion of the Initial Distribution and any other payments hereunder constituting a portion of the Final Merger Consideration.

2.6.2.                  Payment and Surrender.

(a)           Prior to the Closing, the Company shall distribute (i) to each holder of Capital Stock a letter of transmittal in the form attached as Exhibit B hereto, which shall include a customary release of Buyer, the Company, the Surviving Corporation, the Company Subsidiaries and the Buyer Related Parties and an agreement to be bound by the terms of this Agreement (including the indemnification obligations set forth in Article VIII) (a “Letter of Transmittal”), for use in surrendering the stock certificates evidencing the shares of Capital Stock (each, a “Certificate”) and (ii) to each holder of Company Options a stock option cancellation agreement in the form attached hereto as Exhibit C (an “Option Cancellation Agreement”) terminating and cancelling all Company Options held by such holder in exchange for the payments, if any, owed in respect thereof described in this Section 2.6 (together with the Letter of Transmittal, a “Transmittal Document”) in exchange for the payments, if any, provided for in this Agreement.  Each Seller that has properly completed, executed and delivered (x) to U.S. Bank National Association or another paying agent mutually acceptable to Buyer and the Company (the “Payment Agent”) the Letter of Transmittal, an IRS Form W-8 or W-9, as appropriate, and the Certificate(s) evidencing such Seller’s shares of Capital Stock, if any (or in lieu thereof an affidavit of loss and indemnity agreement pursuant to Section 2.6.2(h)) or (y) to the Company or the Surviving Corporation the Option Cancellation Agreement and an IRS Form W-8 or W-9, as appropriate, shall in each case be entitled to receive the consideration specified in Section 2.6.1 with respect thereto and in accordance with the terms hereof.  If payment or delivery is to be made to a Person other than the Person in whose name a Certificate so surrendered is registered, it shall be a condition of payment that the Certificate so surrendered shall be properly endorsed or otherwise in proper form for transfer, that the signatures on the Certificate or any related stock power shall be properly guaranteed and that the Person requesting such payment either pay any transfer or other Taxes required by reason of the payment to a Person other than the registered holder of the Certificate so surrendered or establish to the satisfaction of the Surviving Corporation that such Tax has been paid or is not applicable.

(b)           The “Initial Distribution” shall be equal to (i) the Initial Merger Consideration, minus (ii) the sum of (A) the Indemnity Escrow Amount, (B) the Adjustment Escrow Amount and (C) the Holder Expense Fund.  At the Effective Time, Buyer shall pay (x) to the Payment Agent for payment to the Sellers the portion of the Initial Distribution payable in respect of Capital Stock and (y) to the Surviving Corporation for payment to the Sellers, in accordance with this Section 2.6.2, the portion of the Initial Distribution payable in respect of Company Options.

(c)           Pending delivery by the applicable Seller of the items required pursuant to Section 2.6.2(a), each Certificate (other than certificates representing treasury shares cancelled pursuant to Section 2.4.1 and Dissenting Shares) and each Company Option shall be deemed at any time after the Effective Time to represent only the right to receive in accordance with this Agreement the portion of the Final Merger Consideration that is due to such Seller hereunder.

(d)           All payments to a Seller hereunder shall be made pursuant to the instructions provided in such Seller’s Transmittal Document; provided, that if such payment is taxable as compensation, such payment shall be made to the Surviving Corporation on behalf of such Seller and, subject to Section 2.6.2(e), Buyer shall cause the Surviving Corporation to promptly pay such payment to such Seller.

(e)           Buyer, the Surviving Corporation or the Payment Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement such amounts as Buyer, the Surviving Corporation or the Payment Agent is required to deduct and withhold with respect to the making of such payment under the Code or under any provision of state, local or non-U.S. Law.  To the extent that amounts are so withheld by Buyer, the Surviving Corporation or the Payment Agent and paid to the appropriate Governmental Entity, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person who otherwise would have received the payment in respect of which such deduction and withholding was made by Buyer, the Surviving Corporation or the Payment Agent.

(f)            Payments of fair value in respect of Dissenting Shares, if any, pursuant to the DGCL shall be made, first, from that portion of the Final Merger Consideration allocable to such Dissenting Shares pursuant to Section 2.6.1 and, second, by Buyer or the Surviving Corporation directly.  After any such payments have been made, any rights associated with such Dissenting Shares shall be cancelled.

(g)           No interest will be paid or will accrue for the benefit of the Sellers on the consideration payable upon delivery of a Transmittal Document and, if applicable, the surrender of the Certificates.

(h)           In the event that any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact and an indemnity agreement by the registered holder of such lost, stolen or destroyed Certificate in form and substance reasonably acceptable to the Company and Buyer (if such affidavit is accepted before the Effective Time) or the Holder Representative and Buyer (if such affidavit is accepted after the Effective Time), the Company or the Surviving Corporation, as applicable, will issue in exchange for such lost, stolen or destroyed Certificate the applicable consideration payable in respect thereof in the manner, and subject to the other terms, set forth in Section 2.6.1 and this Section 2.6.2.

(i)            If Certificates are not surrendered prior to the date that all amounts remaining in the Indemnity Escrow Account have been distributed, all consideration payable with respect thereto shall, to the extent permitted by applicable Law, be deposited by the Payment Agent with the Surviving Corporation and may be commingled with the general funds of the Surviving Corporation.  Thereafter, any Seller surrendering its Certificates in accordance with the terms of this Agreement shall be paid by the Surviving Corporation all consideration payable under the terms of this Agreement with respect to the Capital Stock represented by such Certificates; provided that neither Buyer nor the Surviving Corporation shall be liable to any

Person in respect of any cash or other property delivered to a Governmental Entity as required pursuant to any applicable property, escheat or similar Law.  Buyer and the Surviving Corporation may terminate the Payment Agent Agreement at any time on or after the date that all amounts remaining in the Indemnity Escrow Account and, to the extent paid to the Payment Agent in accordance with Section 2.9, the Holder Expense Fund have been distributed by the Payment Agent (as applicable, in accordance with Section 2.6.2(k)).

(j)            From and after the Effective Time, there shall be no transfers on the stock transfer books of the Surviving Corporation of the shares of Capital Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates (other than Certificates representing Dissenting Shares) are presented to the Surviving Corporation for transfer, they shall be canceled, upon receipt of a duly executed Letter of Transmittal with respect to the shares of Common Stock represented thereby, and exchanged for the applicable consideration as provided for, and in accordance with, the provisions, of this Agreement.

(k)           For the avoidance of doubt and except as otherwise provided in Section 2.9, any payments to be made by Buyer, the Holder Representative or the Escrow Agent to the Sellers pursuant to this Agreement or the Escrow Agreement shall be made promptly (i) to the Payment Agent to the extent such payment is payable in respect of Capital Stock and (ii) to the Surviving Corporation to the extent such payment is payable in respect of Company Options, and in each case Buyer shall cause the Payment Agent or the Surviving Corporation, or Buyer and the Holder Representative shall cause the Escrow Agent, as applicable, to promptly make such payments, less any required Tax withholding in accordance with Section 2.6.2(e), to the Sellers.

2.7          Escrow Accounts.  At the Effective Time, Buyer shall pay to Citibank, N.A. (the “Escrow Agent”) to be held and delivered by the Escrow Agent in accordance with the terms and provisions of an escrow agreement to be entered into among Buyer, the Holder Representative and the Escrow Agent in substantially the form attached hereto as Exhibit D (the “Escrow Agreement”) (a) an amount equal to $30,000,000.00 (Thirty Million Dollars) (the “Indemnity Escrow Amount”) to be deposited into an escrow account (the “Indemnity Escrow Account”) and (b) an amount equal to $500,000.00 (Five Hundred Thousand Dollars) (the “Adjustment Escrow Amount” and, collectively with the Indemnity Escrow Amount, the “Escrow Amount”) to be deposited into an escrow account (the “Adjustment Escrow Account”).  The Indemnity Escrow Account shall be established as security for indemnification obligations of Sellers, as set forth in Article VIII and any Shortfall Consideration in excess of the Adjustment Escrow Amount, as set forth in Section 2.8.2(d), and the Adjustment Escrow Account shall be established as security for any Shortfall Consideration, as set forth in Section 2.8.2(d).

2.8          Purchase Price Adjustments.

2.8.1.      Closing Date Adjustment.  The Company shall deliver to Buyer (a) at least three (3) Business Days prior to the Closing Date, a statement (the “Estimated Closing Statement”), which shall be prepared in good faith by the Company, setting forth the Company’s good faith estimates (which estimates shall be subject to the reasonable review of Buyer) of (i) Final Working Capital (as estimated, “Estimated Working Capital”), (ii) Final Company

Transaction Expenses (as estimated, “Estimated Company Transaction Expenses”), (iii) Final Indebtedness (as estimated, “Estimated Indebtedness”), (iv) the amount of Initial Merger Consideration and the Initial Distribution derived therefrom and (v) the amount of current liabilities associated with each of the Excluded Accounts (and separately identifying the Excluded Payroll Accounts) as of the Closing calculated in accordance with the Accounting Principles, and (b) at least one (1) Business Day prior to the Closing Date, a statement setting forth, with respect to each Seller, such Seller’s name and Pro Rata Portion (with respect to the Initial Distribution and any subsequent Merger Consideration Distributions) and the number of shares of Capital Stock and vested Company Options owned by such Seller, in each case as of the Closing and together with reasonable supporting documentation.  In the event that (A) the Estimated Working Capital plus (B) the amount, if any, by which the Excluded Payroll Accounts Minimum exceeds the aggregate of the Excluded Payroll Accounts, minus (C) the amount, if any, by which the aggregate of Excluded Payroll Accounts exceeds the Excluded Payroll Accounts Maximum, in each case as reflected on the Estimated Closing Statement, exceeds $10,460,000.00 (Ten Million Four Hundred Sixty Thousand Dollars) (the “Working Capital Threshold”), the Initial Merger Consideration will be increased by such excess (the “Excess Payment”).  In the event that (A) the Estimated Working Capital plus (B) the amount, if any, by which the Excluded Payroll Accounts Minimum exceeds the aggregate of the Excluded Payroll Accounts, minus (C) the amount, if any, by which the aggregate of Excluded Payroll Accounts exceeds the Excluded Payroll Accounts Maximum, in each case as reflected on the Estimated Closing Statement, is less than the Working Capital Threshold, the Initial Merger Consideration will be decreased by such shortfall (the “Shortfall Reduction”).  The Final Merger Consideration will be subject to further adjustment upon final, post-Closing determination of the Final Working Capital, Final Company Transaction Expenses, Final Indebtedness and Excluded Payroll Accounts, as provided in Section 2.8.2.  The calculations set forth in this Section 2.8.1 shall be subject to the reasonable review of Buyer and shall reflect any adjustments reasonably requested by Buyer that are consistent with the requirements of, and definitions set forth in, this Agreement.

2.8.2.                  Post-Closing Adjustment.

(a)           Within seventy-five (75) days following the Closing Date, Buyer, at its sole cost and expense, shall in good faith prepare and deliver to the Holder Representative a statement (“Buyer’s Closing Statement”) setting forth Buyer’s good faith calculations of (a) Final Working Capital, (b) Final Company Transaction Expenses, (c) Final Indebtedness and (d) the Excluded Payroll Accounts as of the Closing calculated in accordance with the Accounting Principles.  The Holder Representative and its independent certified public accountants shall have forty-five (45) days following receipt to review Buyer’s Closing Statement and make inquiry of the representatives of Buyer’s accountants, subject to entry into customary non-disclosure and non-reliance agreements to the extent required by such accountants, and Buyer, who shall reasonably cooperate with the Holder Representative (including by providing the Holder Representative or its agents access to financial accounts and underlying source documents).  The calculation regarding the foregoing items (a) through (d) contained in Buyer’s Closing Statement shall be binding and conclusive upon, and deemed irrevocably accepted by, the Holder Representative unless the Holder Representative shall have delivered to Buyer a written notice (a “Dispute Notice”) within forty-five (45) days after receipt of Buyer’s Closing Statement of any objections to the calculations set forth in Buyer’s Closing Statement.  The

Dispute Notice must set forth in reasonable detail the basis for any objections to Buyer’s Closing Statement and the Holder Representative’s good faith calculation of the disputed amounts (such disputed amounts, the “Disputed Amounts”) in Buyer’s Closing Statement; provided that (i) such Disputed Amounts may only be based on mathematical errors or non-compliance with this Agreement (including the relevant definitions) and (ii) the Holder Representative shall be deemed to have agreed with all items and amounts included in the Buyer’s Closing Statement except the Disputed Amounts specifically disputed in a Dispute Notice.

(b)           If a Dispute Notice shall be duly delivered pursuant to Section 2.8.2(a), the Holder Representative and Buyer shall, during the thirty (30) days following such delivery, attempt to reach agreement on the Disputed Amounts.  Any such agreement shall be in writing and shall be final and binding upon the Parties and the Sellers.  If during such period, the Holder Representative and Purchaser are unable to reach such agreement, then all Disputed Amounts that cannot be resolved by them within thirty (30) days after receipt of a Dispute Notice pursuant to this Section 2.8.2(a) shall be referred to Ernst & Young LLP or another independent auditor mutually agreed by Buyer and the Holder Representative (the “Disputes Auditor”) for decision, which decision shall be final and binding (it being agreed and understood that the Disputes Auditor shall act as an arbitrator to determine such disputed items or amounts and shall do so based solely on presentations and information provided by Buyer and the Holder Representative and not by independent review).  In conducting its review, the Disputes Auditor shall consider only the Disputed Amounts and shall not assign a value to any item greater than the maximum value for such item claimed by either party or less than the minimum value for such item claimed by either party.  The scope of the disputes, if any, to be resolved by the Disputes Auditor shall be limited to fixing mathematical errors and determining whether the items in dispute were determined in accordance with this Agreement (including the relevant definitions) and the Disputes Auditor is not to make any other determination.  The Parties agree that they will request that the Disputes Auditor render its decision within thirty (30) days after referral of the dispute to the Disputes Auditor for decision pursuant hereto.  Each Party shall bear the fees and disbursements of their respective representatives incurred in connection with their preparation or review of the Disputed Amounts.  The fees, costs and expenses of the Disputes Auditor shall be borne by Buyer and the Holder Representative in proportion to the relative amount each such party’s determination has been modified.  For example, if the Holder Representative challenges the calculation of Final Working Capital and claims that the Final Working Capital should increase by $100,000, but the Disputes Auditor determines that the Final Working Capital should increase only by $60,000, the Holder Representative shall bear forty percent (40%) of the fees, costs and expenses of the Disputes Auditor and Buyer shall bear the other sixty percent (60%) of such fees and expenses.  The date on which the Final Working Capital, the Final Company Transaction Expenses and Final Indebtedness are finally determined in accordance with Section 2.8.2(a) and this Section 2.8.2(b) is hereinafter referred to as the “Final Determination Date.”

(c)           If the Final Merger Consideration calculated in the same manner as the Initial Merger Consideration, but using Final Working Capital, Final Company Transaction Expenses, Final Indebtedness and Excluded Payroll Accounts, each as finally determined pursuant to Sections 2.8.2(a) and 2.8.2(b), exceeds the Initial Merger Consideration, then the Sellers shall be entitled to such excess (the “Excess Consideration”) in accordance with Section 2.8.2(d).  If the Final Merger Consideration calculated in the same manner as the Initial Merger

Consideration, but using Final Working Capital, Final Company Transaction Expenses, Final Indebtedness and Excluded Payroll Accounts, each as finally determined pursuant to Sections 2.8.2(a) and 2.8.2(b), is less than the Initial Merger Consideration, then Buyer shall be entitled to such shortfall (the “Shortfall Consideration”) in accordance with Section 2.8.2(d).  The Final Merger Consideration adjustment required hereby is referred to as the “Adjustment.”

(d)           If the Adjustment results in Shortfall Consideration, then within three (3) Business Days after the Final Determination Date, Buyer and the Holder Representative shall instruct the Escrow Agent to pay to Buyer out of the Adjustment Escrow Account an amount equal to the Shortfall Consideration; provided, that if the funds then available in the Adjustment Escrow Account are less than the Shortfall Consideration, then the excess of the Shortfall Consideration over the funds then available in the Adjustment Escrow Account shall be paid from the Indemnity Escrow Account to Buyer; provided, further, that if the Indemnity Escrow Account is depleted, under no circumstances shall Buyer be entitled to any further recovery.  If the Adjustment results in Excess Consideration, then, within three (3) Business Days after the Final Determination Date, subject to Section 2.6.2(a), Buyer will pay the Excess Consideration to the Payment Agent and the Surviving Corporation, in accordance with Section 2.6.2(k), for further payment to the Sellers pursuant to the final sentence of Section 2.6.1.  If, after all payments pursuant to this Section 2.8.2(d) have been made, there are funds remaining in the Adjustment Escrow Account, Buyer and the Holder Representative shall promptly instruct the Escrow Agent to release all such funds to the Payment Agent and the Surviving Corporation, in accordance with Section 2.6.2(k), for further payment to the Sellers pursuant to the final sentence of Section 2.6.1.  Notwithstanding anything to the contrary herein, any amount payable under this Section 2.8.2(d) that is taxable as compensation shall be paid to the Surviving Corporation for distribution in accordance with Section 2.6.2(d), and any amounts distributable pursuant to this Section 2.8.2(d) shall be reduced, in the aggregate, by the employer portion of any applicable employment, payroll, social security, unemployment or similar Taxes (other than to the extent such Taxes have already been accounted for in the calculation of the Excluded Payroll Accounts, included as a Company Transaction Expense or otherwise resulted in a reduction in Final Merger Consideration pursuant to the terms of this Agreement).

2.9          Holder Expense Fund.  At the Closing, Buyer shall pay $2,000,000.00 (the “Holder Expense Fund”) to an account designated by the Holder Representative to be held and used solely for the purposes set forth in Section 9.3.  As soon as reasonably practicable after the Holder Representative determines in its sole discretion that no further expenses are expected to be incurred in its capacity as such hereunder, the Holder Representative shall pay the balance of the Holder Expense Fund, if any, subject to Section 2.6.2(a), to the Payment Agent and the Surviving Corporation, in accordance with Section 2.6.2(k), for payment to the Sellers in accordance with the final sentence of Section 2.6.1; provided, however, that if the Payment Agent Agreement has been terminated prior to the Holder Representative’s distribution of the balance of the Holder Expense Fund, it shall be the Holder Representative’s responsibility to distribute any amounts payable in respect of Capital Stock to the applicable Sellers (with, for the avoidance of doubt, any amounts payable in respect of Company Options to be paid through the Surviving Corporation in accordance with Section 2.6.2(k)).

2.10        Company Transaction Expenses.  At the Effective Time, Buyer shall pay or cause to be paid the Estimated Company Transaction Expenses to the Persons and in the amounts identified in the Estimated Closing Statement, as specified in invoices, binding fee statements or similar customary evidence of obligations provided to Buyer by the Company at least three (3) Business Days prior to the Closing Date, by wire transfer of immediately available funds to such account or accounts as directed in the applicable invoice, fee statement or other evidence of obligations.

2.11        Company Debt.  The Company shall provide payoff letters to Buyer, at least three (3) Business Days prior to the Closing Date, in form and substance reasonably satisfactory to Buyer (the “Payoff Letters”), in respect of each of the Current Credit Facilities and any other Indebtedness that is by its terms required to be repaid or is otherwise being repaid in connection with the Closing, in each case providing that, upon the payment of the amount specified in such Payoff Letters, the Indebtedness will be fully extinguished and all related contracts and instruments will be terminated (except for lender indemnities and similar provisions that customarily survive repayment in accordance with the terms of such contracts or instruments), any related Liens and guarantees will automatically be released, and granting the Company (and the Surviving Corporation) or any of the Company Subsidiaries and their respective representatives the authority to file any appropriate Lien release documents, and containing such other terms as are customary for transactions similar to the transactions contemplated hereby.  At the Effective Time, Buyer shall pay or cause to be paid the Indebtedness to the Persons and in the amounts specified in the Payoff Letters by wire transfer of immediately available funds to such account or accounts as directed in the Payoff Letters.

2.12        Closing; Closing Deliveries.

2.12.1.    Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing, Buyer shall deliver to the Company all of the following:

(a)           a copy of the certificate of incorporation or comparable organizational document of Buyer, certified as of a recent date by the Secretary of State of the State of Delaware and a copy of the certificate of incorporation of Merger Sub, certified as of a recent date by the Secretary of State of the State of Delaware;

(b)           a certificate of good standing of Buyer, issued as of a recent date by the Secretary of State of the State of Delaware and a certificate of good standing of Merger Sub, issued as of a recent date by the Secretary of State of the State of Delaware;

(c)           a certificate of the Secretary or an Assistant Secretary of Buyer, dated the Closing Date, in form and substance reasonably satisfactory to the Company, certifying as to, and certifying the absence of any amendments since a specified date to, (i) the certificate of incorporation or comparable organizational document of Buyer and the certificate of incorporation of Merger Sub, (ii) the bylaws or comparable organizational document of Buyer and the bylaws of Merger Sub, (iii) the resolutions of the board of directors or other governing body of Buyer and the resolutions of the board of directors of Merger Sub authorizing the execution and performance of this Agreement and the consummation of the transactions contemplated hereby and (iv) the written consent of Buyer in its capacity as the sole stockholder of Merger Sub adopting this Agreement in accordance with Section 251 of the DGCL;

(d)           all consents, waivers or approvals obtained by Buyer with respect to the consummation of the transactions contemplated by this Agreement; and

(e)           the certificates, agreements and other documents contemplated by Section 6.1.

2.12.2.    Subject to fulfillment or waiver of the conditions set forth in Article VI, at the Closing, the Company shall deliver to Buyer all of the following:

(a)           a copy of the Amended and Restated Certificate of Incorporation of the Company (the “Company Charter”), certified as of a recent date by the Secretary of State of the State of Delaware;

(b)           a certificate of good standing of the Company, issued as of a recent date by the Secretary of State of the State of Delaware;

(c)           a certificate of the Secretary or an Assistant Secretary of the Company, dated the Closing Date, in form and substance reasonably satisfactory to Buyer, certifying as to, and certifying the absence of any amendments since a specified date to, (i) the Company Charter, (ii) the bylaws of the Company, (iii) the resolutions of the board of directors of the Company authorizing the execution and performance of this Agreement and the transactions contemplated hereby and (iv) the Stockholder Consent;

(d)           the consents, waivers and approvals, as applicable, in respect of the Consented Leases; and

(e)           the certificates, agreements and other documents contemplated by Section 6.2.

2.12.3.    Unless this Agreement is earlier terminated pursuant to Section 7.1 hereof, the closing of the transactions contemplated by this Agreement (the “Closing”) will take place on the date that is three (3) Business Days following the satisfaction or waiver of the conditions set forth in Article VI (except for those conditions which by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions), at the offices of Irell & Manella LLP, 1800 Avenue of the Stars, Suite 900, Los Angeles, CA 90067 (provided that any Party may participate in the Closing by the remote or electronic exchange of documents), unless another place or time is agreed to in writing by Buyer, the Company and the Holder Representative; provided, however, that, notwithstanding the satisfaction or waiver of the conditions set forth in Article VI (except for those conditions which by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of those conditions), if the Incremental Term Facility Marketing Period has not ended at such time, then Buyer and Merger Sub shall not be required to effect the Closing until the earliest of (subject to the continued satisfaction or waiver of the conditions set forth in Article VI at such time) (a) any Business Day before or during the Incremental Term Facility Marketing Period as may be specified by Buyer on no less than two (2) Business Days’ prior written notice to the Company (it being understood that such date may be conditioned upon the simultaneous completion of the Debt Financing) and (b) the first (1st) Business Day after the final day of the Incremental Term Facility Marketing

Period.  The date upon which the Closing actually occurs is herein referred to as the “Closing Date.”

2.13        Stockholder Consent.  The Company shall use its reasonable best efforts to obtain and deliver to Buyer, as soon as reasonably practicable, but in no event later than 5 p.m. New York time on January 26, 2016, (i) written consents in the form attached hereto as Exhibit E in favor of the adoption and approval of this Agreement and the transactions contemplated hereby executed on behalf of stockholders that hold shares of Capital Stock constituting at least eighty percent (80%) of the outstanding shares of Capital Stock (such stockholders, the “Initial Consenting Stockholders”), which shall be sufficient to adopt and approve this Agreement and the transactions contemplated hereby as required under the Company Charter and the DGCL (the “Stockholder Consent”) and (ii) the Required Stockholder Joinders from the Initial Consenting Stockholders.  As soon as reasonably practicable following receipt of the Stockholder Consent and, in any event, within five (5) Business Days thereof, the Company shall send to any holder of Capital Stock who has not provided such approval (a) notice that such approval has been obtained from the requisite stockholders as required pursuant to Section 228 of the DGCL, (b) notice of such stockholder’s appraisal rights as required pursuant to Section 262 of the DGCL, (c) the Drag-Along Notice and (d) any other information required by the DGCL or applicable securities Laws.  The Company shall afford Buyer a reasonable opportunity to review and comment upon the documents described in the preceding sentence and shall in good faith consider Buyer’s comments thereto.

2.14        Further Assurances.  If, at any time after the Effective Time, any further action is necessary, desirable or proper to consummate the Merger or to carry out the purposes of this Agreement, including to vest the Surviving Corporation with full right, title, and interest in, to or under any of the assets, property, rights, privileges, powers and franchises of either of Merger Sub or the Company, the Surviving Corporation and its proper officers and directors or their designees are fully authorized to execute and deliver, in the name and on behalf of either of Merger Sub or the Company, all such other acts and things as may be necessary, desirable or proper to vest, perfect or confirm the Surviving Corporation’s right, title or interest in, to or under any of the assets, property, rights, privileges, powers or franchises of Merger Sub or the Company, as applicable, and otherwise to consummate the Merger or to carry out the purposes of this Agreement.

ARTICLE III
REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company hereby represents and warrants to Buyer and Merger Sub that the statements contained in this Article III are true and correct, subject to such exceptions as are disclosed in the applicable sections of the disclosure schedule supplied by the Company to Buyer as of the date hereof (the “Disclosure Schedule”) and the provisions of Section 10.10.

3.1          Organization.  The Company is duly incorporated, validly existing and in good standing under the Laws of the State of Delaware and has the requisite corporate power and authority to own or lease all of its properties and assets, to carry on its business as now being conducted and to perform all of its obligations under each agreement and instrument by which it is bound.  The Company is duly licensed or qualified to do business, and is in good standing, in each of the jurisdictions where the character of its properties or the nature of its activities make such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect.

3.2          Capitalization.

3.2.1.      The authorized capital stock of the Company consists of 5,000,000 shares of Common Stock.  As of the date hereof, 2,100,000 shares of Common Stock are issued and outstanding and no shares of Common Stock are held in the treasury of the Company or any Company Subsidiary.  As of the date hereof, the shares of capital stock of the Company are held of record by the Persons and in the amounts set forth in Section 3.2.1 of the Disclosure Schedule.  All issued and outstanding shares of capital stock of the Company were and are duly authorized, validly issued, fully paid and nonassessable and have been issued in compliance with all applicable preemptive rights and securities Laws.  There are no outstanding obligations of the Company or any of the Company Subsidiaries to repurchase, redeem or otherwise acquire any capital stock of the Company or capital stock of any of the Company Subsidiaries, as the case may be.

3.2.2.      The Company has reserved 275,000 shares of Common Stock for issuance pursuant to the Company’s 2014 Stock Incentive Plan, of which, as of the date hereof, 236,320 shares of Common Stock are subject to outstanding unexercised options (the “Company Options”).  Section 3.2.2 of the Disclosure Schedule sets forth, for each Company Option, as of the date hereof, the name of the holder of such option, the number of shares of Common Stock subject to such option, the exercise price, and the vesting schedule with respect to each such option (including the number of such shares of Common Stock subject to such option vested as of the date hereof and that will vest as of the Closing or otherwise in connection with the transactions contemplated hereby).  Except for the Company Options listed on Section 3.2.2 of the Disclosure Schedule, there are no outstanding options, warrants, calls, convertible securities, exchangeable securities, rights, puts, commitments or agreements of any character, written or oral, to which the Company is a party or by which it is bound providing for the issuance, delivery, sale, transfer, registration, disposition or acquisition, repurchase or redemption of any of the Company’s capital stock or obligating the Company to grant, extend or enter into any such option, warrant, call, convertible security, exchangeable security, right, put, commitment or agreement.

3.2.3.      There are no outstanding or authorized stock appreciation, phantom stock or other similar rights with respect to the Company.  The Company is not a party to and, to the Company’s Knowledge, there are no stockholder agreements, voting trusts, proxies or other similar contracts, agreements, arrangements, commitments, plans or understandings relating to the voting, dividend, ownership or transfer rights of any capital stock of the Company.

3.3          Corporate Authorization.  The Company has all requisite power and authority to enter into and deliver this Agreement and each other Transaction Document to which the Company is a party and to consummate the transactions contemplated hereby and thereby.  Except for the approval of the requisite stockholders of the Company in accordance with the Company Charter and the DGCL, the execution, delivery and performance by the Company of this Agreement and the each other Transaction Document to which the Company is a party, and the consummation by the Company of the transactions contemplated hereby and thereby, including the Merger, has been duly authorized by all necessary corporate action on the part of the Company and no further corporate action or proceeding is required on the part of the Company, its board of directors or its stockholders to authorize the execution and delivery of this Agreement and each other Transaction Document to which the Company is a party or the consummation of the transactions contemplated hereby, including the Merger.  This Agreement and each of the Transaction Documents to which the Company is a party has been or, to the extent applicable, will be duly and validly executed and delivered by the Company.  Assuming the due authorization, execution and delivery of this Agreement and the Transaction Documents by the other Parties, this Agreement and each of the Transaction Documents to which the Company is party constitutes or, to the extent applicable, will constitute the legal, valid and binding obligation of the Company enforceable in accordance with its terms, except as such enforceability may be limited by the Laws of general application relating to bankruptcy and insolvency and the relief of debtors and to rules of Law governing specific performance, injunctive relief or other equitable remedies.

3.4          No Conflict.  The execution, delivery and performance of this Agreement and the Transaction Documents by the Company does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, result in the creation of any Lien upon any of the properties or assets of the Company or conflict with, constitute or result in any violation or default (with or without notice or passage of time, or both) under, or give rise to a right of termination, modification, cancellation or acceleration of any obligation, under (i) any provision of the Company Charter, the bylaws of the Company or the organizational documents of any Company Subsidiary, (ii) any Material Contract or any Company Permit or (iii) any Laws applicable to the Company, any Company Subsidiary or any of their respective properties or assets, except, in the case of the foregoing clauses (ii) and (iii), as would not, individually or in the aggregate, be or be reasonably expected to be material to the Company and the Company Subsidiaries.

3.5          Governmental Consents.  Except for any filing or termination of the waiting period or other approval required under the HSR Act, no consent, approval, waiver, order, permit or authorization of, or notice, declaration or filing with, any Governmental Entity is required by the Company or any Company Subsidiary in connection with the execution, delivery or performance by the Company of this Agreement or the Transaction Documents to which the Company is a party or the consummation by the Company and the Company Subsidiaries of the transactions contemplated by this Agreement and the Transaction Documents.

3.6          Subsidiaries.

3.6.1.      Section 3.6 of the Disclosure Schedule sets forth, the name and jurisdiction of organization of each of the Company Subsidiaries, the number of authorized and outstanding shares of capital stock or other equity interests of each Company Subsidiary and the owner of such shares or interests (it being understood that any change in the information set forth on Section 3.6 of the Disclosure Schedule following the date hereof that is permitted by the terms of this Agreement shall not be deemed to breach the foregoing representation).  There are no outstanding options, warrants, calls, convertible securities, exchangeable securities, rights, puts, commitments or agreements of any character, written or oral, to which any Company Subsidiary is a party or by which it is bound providing for the issuance, delivery, sale, transfer, registration, disposition or acquisition, repurchase or redemption of any of such Company Subsidiary’s equity securities or obligating such Company Subsidiary to grant, extend or enter into any such option, warrant, call, convertible security, exchangeable security, right, put, commitment or agreement.  There are no outstanding or authorized stock appreciation, phantom stock or other similar rights with respect to any Company Subsidiary.  Except as set forth on Section 3.6 of the Disclosure Schedule, all issued and outstanding shares of capital stock or other equity interests of each Company Subsidiary are directly or indirectly owned beneficially and of record by the Company, were and are duly authorized, validly issued, fully paid and nonassessable, and have been issued in compliance with all applicable preemptive rights and securities Laws.  Except for the Company Subsidiaries and any changes after the date hereof that are permitted by the terms of this Agreement, neither the Company nor any Company Subsidiary owns or controls any equity security or other interest, or has the right to acquire any equity interests, of any other corporation, partnership, limited liability company or other business entity.  Each of the Company Subsidiaries is duly organized, validly existing and in good standing under the laws of its jurisdiction of formation, except where the failure to be so organized, existing and in good standing would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect, and each of the Company Subsidiaries has the requisite corporate power and authority to carry on its business as now being conducted.

3.6.2.      Each of the Company Subsidiaries is duly qualified to do business, and is in good standing, in each of the jurisdictions where the character of its properties or the nature of its activities make such qualification or good standing necessary, except where the failure to be so qualified and in good standing would not, individually or in the aggregate, have or be reasonably expected to have a Material Adverse Effect.

3.6.3.      There are no stockholder agreements, voting trusts, proxies, or other similar contracts, agreements, arrangements, commitments, plans or understandings relating to the voting, dividend, ownership or transfer rights of any capital stock of any Company Subsidiary.

3.7          Books and Records.  The copies of the Company Charter, bylaws of the Company and organizational documents of the Company Subsidiaries previously delivered or made available to Buyer are true and complete, have not been amended or modified and remain in full force.  Except for actions taken or contemplated to be taken in connection with the transactions contemplated hereby, the minute books and other corporate records of the Company as previously delivered to Buyer or made available to Buyer for physical inspection at the Company’s headquarters were and remain true and complete in all material respects.

3.8          Financial Matters.

3.8.1.      Financial Condition.  Section 3.8.1 of the Disclosure Schedule sets forth (i) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2014 (the “Balance Sheet Date”), and consolidated statements of operations and cash flows for the year then ended, together with appropriate notes to such financial statements and accompanied by the report of the Company’s independent public accountants with respect thereto (the “Audited Financials”), and (ii)(A) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of November 30, 2015 (the “Current Balance Sheet Date” and such balance sheet, the “Current Balance Sheet”) and (B) the unaudited statements of operations and cash flows for the eleven (11) month period ending on the Current Balance Sheet Date (the “Unaudited Financials” and, together with the Audited Financials, the “Financials”).  The Financials present fairly in all material respects the consolidated financial condition, operating results and cash flows of the Company and the Company Subsidiaries as of the dates and during the periods indicated therein.  The Financials are true and correct in all material respects and have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except that the Unaudited Financials do not contain all the notes that may be required by GAAP and are subject to normal, recurring year-end adjustments consistent with past practice).

3.8.2.      No Undisclosed Liabilities.  The Company and the Company Subsidiaries have no liabilities, commitments or obligations of a type required to be reflected on or disclosed in a balance sheet prepared in accordance with GAAP (including in the notes thereto), other than (i) those which are adequately reflected or reserved against in the Current Balance Sheet, (ii) those which have been incurred by the Company after the Current Balance Sheet Date in the ordinary course of business consistent with past practice, (iii) those that, individually or in the aggregate, would not be material to the Company and the Company Subsidiaries and (iv) those contractual obligations for future performance or payment (with respect to which no default or breach has occurred) incurred pursuant to any agreement, contract or commitment disclosed in the Disclosure Schedule, excluding, in each case, any liability for breach or default of any such contract.

3.8.3.      Indebtedness.  Section 3.8.3 of the Disclosure Schedule sets forth a correct and complete list of all Indebtedness outstanding as of the date hereof.

3.8.4.      Accounting Controls.  Each of the Company and the Company Subsidiaries maintains and complies in all material respects with a system of accounting controls sufficient to provide reasonable assurances that (a) its business is operated, in all material respects, in accordance with management’s general or specific authorization and with applicable Laws, (b) material transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP and to maintain accountability for material items therein and (c) access to properties and assets is permitted, in all material respects, in accordance with management’s general or specific authorization.

3.8.5.      Absence of Certain Changes or Events.  From and after the Current Balance Sheet Date through the date of this Agreement, the Company and the Company Subsidiaries have conducted their business only in the ordinary course consistent with past practice.  Without limiting the generality of the foregoing, from and after the Current Balance Sheet Date through the date of this Agreement, neither the Company nor any Company Subsidiary has:

(a)           declared, set aside or paid any dividends or distributions to its stockholders or otherwise in respect of any equity interests of the Company or purchased or redeemed any of its capital stock;

(b)           amended or authorized the amendment of its certificate of formation, certificate of incorporation, bylaws, limited liability company agreement, partnership agreement or other comparable organizational documents;

(c)           suffered a Material Adverse Effect;

(d)           sold, leased (as lessor), transferred or encumbered any of the assets reflected on the Current Balance Sheet or any assets acquired after the Current Balance Sheet Date, except for (i) personal property sold or otherwise disposed of in the ordinary course of its business consistent with past practice and (ii) Permitted Encumbrances;

(e)           licensed, transferred or encumbered any rights to the Intellectual Property owned, held or used by the Company or any Company Subsidiary, except in connection with sales of products or services in the ordinary course of business consistent with past practice;

(f)            except in a manner consistent with Section 3.8.5(f) of the Disclosure Schedule, undertaken or committed to undertake any capital expenditures exceeding $100,000 for any individual project;

(g)           deferred or failed to make any material capital expenditure substantially in accordance with the schedule of capital expenditures set forth on Section 3.8.5(g) of the Disclosure Schedule;

(h)           waived or cancelled any material claim, account receivable or trade account outside of the ordinary course of business in excess of $10,000 in the aggregate;

(i)            suffered any material destruction or damage, or loss of any asset with a fair market value of $50,000 or greater individually, in each case whether or not covered by insurance;

(j)            made any change in the accounting methods, principles or practices or changed any of the assumptions underlying, or methods of calculating, any bad debt, contingency or other reserve;

(k)           made any loan to any Person;

(l)            created, incurred, assumed or guaranteed any Indebtedness other than ordinary course expense reimbursement obligations or capitalized lease obligations not exceeding $250,000 in the aggregate;

(m)          acquired by equity purchases, merging or consolidating with, or by purchasing a substantial portion of the assets of, any Person or division thereof (other than inventory);

(n)           made any change in its trade payables and trade receivables and other credit, collection and payment policies, including without limitation (i) acceleration of collections or receivables (including through the use of discounts for early payment, requests for early payment or otherwise) and (ii) failure to pay payables when due or delay in payment of payables compared to past practices (including continuation of past practices with respect to early payment of payables to obtain the benefit of any payment discounts);

(o)           increased the base salary, bonus opportunity, severance, change in control, retention or other compensation or benefits of any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary, other than increases in base salary for non-officer employees made in the ordinary course of business consistent with past practice;

(p)           adopted, established, materially amended or terminated any Company Employee Plan or any arrangement that would be a Company Employee Plan if it were in effect on the date hereof;

(q)           accelerated, terminated (other than any termination or expiration of a Material Contract by its own terms), or canceled any Material Contract or, to the Knowledge of the Company, been informed that any other party thereto has done so;

(r)            settled any legal, judicial, administrative or arbitral proceedings, hearings, orders, investigations, audits, charges, complaints or claims that required payment in excess of $100,000 or imposed any material limitation on the conduct of the Company or any of the Company Subsidiaries;

(s)            (i) made any change to any Tax or accounting election, method, practice or policy, (ii) failed to pay any Tax as such Tax becomes due and payable, (iii) filed any amended Tax Return, or prepared or filed any Tax Return in a manner inconsistent with past practice or applicable Law, (iv) entered into any closing agreement, settlement or compromise of any claim or assessment, in each case in respect of Taxes, or (v) consented to any extension or waiver of any limitation period with respect to any claim or assessment for Taxes; or

(t)            agreed to do any of the things described in the preceding clauses (a) through (s) (other than pursuant to agreements with Buyer).

3.9          Legal Matters.

3.9.1.                  Compliance with Laws; Permits.

(a)           The business and operations of the Company and each Company Subsidiary are and, since January 1, 2014, have been in compliance with all applicable Laws in all material respects.  Since January 1, 2014, neither the Company nor any of the Company Subsidiaries has been charged in writing by a Governmental Entity with a material violation of any Law and no written notice has been received by the Company or any of the Company Subsidiaries alleging a material violation of or liability or potential responsibility under any Law.  The Company and each Company Subsidiary owns, holds or possesses all permits, licenses, franchises, privileges, immunities, orders, approvals and other authorizations from Governmental Entities that are used or necessary to entitle the Company and the Company Subsidiaries to own or lease, operate and use its assets and to carry on and conduct its business substantially as currently conducted (collectively, the “Company Permits”), except as has not been or would not reasonably be expected to, individually or in the aggregate, be materially adverse to the Company and the Company Subsidiaries.  Section 3.9.1 of the Disclosure Schedule lists each material Company Permit as of the date hereof.  The Company or the applicable Company Subsidiary possesses all right, title and interest in and to, and has fulfilled and performed its obligations in all material respects under, each of the material Company Permits, and each of the material Company Permits is valid, binding and in full force and effect.  The Company is not in material default under any Company Permit.

(b)           Neither the Company, nor any Company Subsidiary nor, to the Knowledge of the Company, any director, officer, agent or employee of the Company or any Company Subsidiary has, on behalf of the Company or any Company Subsidiary or in his or her capacity as a director, officer, agent or employee of the Company or any Company Subsidiary, directly or indirectly violated any applicable Law, rule or regulation of any Governmental Entity (including the Foreign Corrupt Practices Act of 1977, as amended) related to any illegal contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other improper payment to any Person, regardless of form, whether in money, property, or services.  None of (x) the Company or any of the Company Subsidiaries, or (y) to the Knowledge of the Company, any of their directors, officers or employees, in each case acting on behalf of the Company or a Company Subsidiary or in his or her capacity as a director, officer, agent or employee of the Company or any Company Subsidiary, or any Person acting for or at the direction of any the Company or a Company Subsidiary, (i) has been or is designated on, or is owned or controlled by any party that has been or is designated on, any list of restricted parties maintained by the U.S. Department of the Treasury, the Office of Foreign Assets Control’s Specially Designated Nationals and Blocked Persons List, the U.S. Department of Commerce’s Denied Persons List or Entity List, the Debarred List maintained by the U.S. Department of State, General Services Administration’s Excluded Parties List System, or the List of Excluded Individuals and Entities maintained by the Office of Inspector General of the U.S. Department of Health and Human Services, (ii) has made, paid or received any unlawful bribes, kickbacks or other similar payments, or (iii) has made or paid any illegal contributions, directly or indirectly, to a foreign political party or candidate.

(c)           The Company and the Company Subsidiaries are, and during the past six (6) years have been, in compliance in all material respects with all applicable health care Laws, including, without limitation, those relating to third-party reimbursement (including, but not limited to, Medicare, Medicaid, TRICARE, the veterans’ programs and other Federal Health Care Programs), the Federal Health Care Program anti-kickback law, 42 U.S.C. § 1320a-7b(b) and any applicable state anti-kickback Law (“Anti-Kickback Law”), the federal physician self-referral law, 42 U.S.C. § 1395nn and any applicable state physician self-referral Law (“Stark Law”), the federal False Claims Act, 31 U.S.C. § 3729 et seq. and any applicable state false claim or fraud Law (“False Claims Act Law”), the federal civil monetary penalty statute, 42 U.S.C. § 1128A(a)(5), the Health Insurance Portability and Accountability Act of 1996, Pub. Law 104-99 and all applicable state Laws related to privacy and security of health information, applicable sections of the Social Security Act and any other Law that affects reimbursement or right to payment from, or participation in state or Federal Health Care Programs.

(d)           The Company and each of the Company Subsidiaries is in good standing in all material respects under all Federal Health Care Programs, including the Medicare and Medicaid programs, and with the health maintenance organizations, preferred provider organizations, health benefit plans, health insurance plans, workers’ compensation and other third party reimbursement and payment programs in which the Company or the applicable Company Subsidiary is a participating provider (collectively with the Federal Health Care Programs, the

“Payment Programs”).  To the Knowledge of the Company, as of the date hereof, there are no pending or threatened in writing terminations or cancellations to the participation by the Company or the applicable Company Subsidiary in any applicable Payment Program and, to the Knowledge of the Company, there has been no adverse change in reimbursement rates under applicable Payment Programs (excluding Federal Health Care Programs) since the Current Balance Sheet Date.  The Company and the Company Subsidiaries are in compliance in all material respects with all applicable provider participation requirements of the Payment Programs.

(e)           Neither the Company, nor any Company Subsidiary nor, to the Knowledge of the Company, any of their respective current employees or independent contractors has been (i) excluded from participation in any Federal Health Care Program, or (ii) received written notice of an actual, pending or threatened final adverse action, as that term is defined in 42 U.S.C. § 1320a-7e(g).

(f)            Since January 1, 2014, neither the Company nor any Company Subsidiary has (A) had a civil monetary penalty assessed against it under Section 1128A of the Social Security Act or any regulations promulgated thereunder; (B) been convicted of, charged with or indicted for a Medicare, Medicaid or other Federal Health Care Program related criminal offense, or convicted of, charged with or indicted for a criminal violation of federal or state law relating to fraud, theft, embezzlement, breach of fiduciary responsibility, financial misconduct, obstruction of an investigation or controlled substances or (C) been excluded or suspended from participation in Medicare, Medicaid or any other Federal Health Care Program, or have been disbarred, suspended or are otherwise ineligible to participate in Federal Health Care Programs.  During the past six (6) years, the Company and each Company Subsidiary has not employed, arranged or contracted with, directly or indirectly, any individual or entity that was suspended, excluded or disbarred from participation in, or otherwise ineligible to participate in, a Federal Health Care Program at the time that such individual or entity provided services to the Company or any Company Subsidiary, except, in each case, for any such non-compliance which would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries.

(g)           The Company and each Company Subsidiary, to the extent applicable to their operations, (i) are eligible to receive payment under Titles XVIII and XIX of the Social Security Act, and (ii) are providers under existing provider agreements with the Medicare program through applicable intermediaries and with each state Medicaid program under which they are providers, except where such inability would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries.

(h)           During the past six (6) years, each therapist or other health care professional employed by or under contract with the Company or any Company Subsidiary holds, and held throughout the period of the employment or contract, a current professional license or certification or similar governmental authorization to perform his or her duties on behalf of the Company and the Company Subsidiaries, to the extent required by applicable Laws, and to the Knowledge of the Company no proceeding to revoke, cancel, rescind, modify or refuse to renew any such professional license or certification or similar governmental authorization is pending or has been threatened in writing.

(i)            Set forth in Section 3.9.1(i) of the Disclosure Schedule is a true and complete list as of the date hereof of all of the Company’s and each Company Subsidiary’s Federal Health Care Program and third-party payor provider numbers and which outpatient clinics are billing for services rendered utilizing each provider number.  Neither the Company nor any Company Subsidiary has received written notice from any governmental agency, fiscal intermediary, carrier or similar entity which enforces or administers the statutory or regulatory provisions with respect to any Federal Health Care Program, or from any third-party payor, of any pending or threatened investigations, and to the Knowledge of the Company no such investigations are pending or threatened in writing, which would, individually or in the aggregate, be material to the Company and the Company Subsidiaries.  To the Knowledge of the Company, no action is pending to suspend, limit, terminate, or revoke the status of the Company or any Company Subsidiary as a provider in any such program, and neither the Company nor any Company Subsidiary has been provided written notice by any such third-party payor of its intention to suspend, limit, terminate, revoke, or fail to renew any contractual arrangement with the Company or any Company Subsidiary as a participating provider of services in whole or in part.  All returns, cost reports and other filings made by the Company or any Company Subsidiary with Medicare, Medicaid or any other governmental health care program or third-party payor are complete and accurate except where the failure to be so complete and accurate would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries.

(j)            Since January 1, 2014, the Company and each Company Subsidiary has not received any written notice of denial of payment or overpayment of a material nature from a Federal Health Care Program or any other third-party reimbursement source (inclusive of managed care organizations) with respect to items or services provided by the Company or any Company Subsidiary, other than those which have been finally resolved in any settlement for an amount less than $100,000.  Neither the Company nor any Company Subsidiary (A) is subject to a “focused review “ or “recovery audit contractor “ (“RAC “) audit of claims by Medicare, a “zone program integrity contractor “ (“ZPIC “) audit, a “comprehensive error rate testing “ (“CERT “) review, a “Medicaid Integrity Program “ (“MIC “) audit, or any other type of audit, review or other investigation by any Governmental Entity or Health Care Program and, to the Knowledge of the Company, no such audit, review, or investigation is pending or threatened in writing, (B) is a party to a “Corporate Integrity Agreement “, “Certification of Compliance Agreement “ or similar government-mandated compliance program or obligations or (C) is subject to ongoing reporting obligations pursuant to any settlement agreement entered into with any Governmental Entity.  Since January 1, 2014, neither the Company nor any Company Subsidiary (W) has been the subject of any investigation conducted by any federal or state enforcement agency, (X) has been a defendant in any qui tam/False Claims Act litigation, (Y) has been served with or received any search warrant, subpoena or civil investigative demand by or from any federal or state enforcement agency with respect to health care Laws, or (Z) has received written notice from a Federal Health Care Program or any other third-party reimbursement source (inclusive of managed care organizations) of any pending or threatened claims, proceedings, investigations or surveys specifically with respect to, or arising out of, items or services provided by the Company or any Company Subsidiary, and to the Knowledge of the Company, no such investigation or survey is pending or threatened in writing which would, individually or in the aggregate, be material to the Company and the Company Subsidiaries (except, in each case, pre-payment or post-payment audits or adjustments in the ordinary course of business that would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries).  The Company has provided to Buyer a summary of the Company’s current compliance program materials.

(k)           All billing by, or on behalf of, the Company or any Company Subsidiary to third-party payors, including, but not limited to, Federal Health Care Programs and insurance companies has been true and correct in all material respects except where the failure to be so complete and accurate would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries.  All outpatient physical therapy services furnished to Medicare beneficiaries by any Person providing professional or other services for or on behalf of any of the Company or any Company Subsidiary have been furnished by individuals qualified as a physical therapist or an appropriately supervised physical therapist assistant as required by 42 C.F.R. §§ 410.60 & 484.4, the Medicare Benefit Policy Manual and the Medicare State Operations Manual, except where the failure to be so qualified would not, individually or in the aggregate, be material to the Company and the Company Subsidiaries.

3.9.2.      Litigation.  There are no, and since January 1, 2014 there have been no, actions, suits, formal legal claims or other pleadings, litigations (including “qui tam” actions) or legal, judicial, administrative or arbitral proceedings, hearings, orders or, to the Knowledge of the Company, investigations, audits, charges or complaints (each, a “Legal Proceeding”) pending or, to the Company’s Knowledge, threatened against the Company, any Company Subsidiary or any of their respective assets or businesses or seeking the restraint or prohibition of or damages or other relief in connection with this Agreement or the consummation of the transactions contemplated hereby.  There is no order, writ, injunction, decree, ruling, notice of a suspension or disbarment proceeding, assessment, arbitration, award or demand of any Governmental Entity binding upon the Company, any Company Subsidiary or any of their respective assets or businesses.  The Company or a Company Subsidiary has submitted an insurance claim with respect to each of the pending matters set forth on Section 3.9.2 of the Disclosure Schedule.

3.9.3.      HIPAA.  The Company and the Company Subsidiaries are “covered entities” as that phrase is defined under Title II of the Health Insurance Portability and Accountability Act of 1996 (42 U.S.C. § 1320d et seq.), as amended, and its implementing regulations (“HIPAA”), and the Company and the Company Subsidiaries may function as a “business associate” as that term is defined under HIPAA.  The Company and the Company Subsidiaries are, and since January 1, 2014 have been, in compliance in all material respects with all Laws pertaining to HIPAA privacy and security standards.  As of the date hereof, the Company and the Company Subsidiaries have not received any written notice of, nor to the Knowledge of the Company is there any investigation pending regarding, any noncompliance with Laws pertaining to HIPAA.  The Company and the Company Subsidiaries have taken commercially reasonable steps to prevent improper use or disclosure of, or access to, “personal health information” in material compliance with HIPAA and applicable state health information privacy Laws.

3.10        Tax Matters.

3.10.1.    The Company and each Company Subsidiary has timely filed all income and other material Tax Returns required to have been filed by them and have paid all Taxes due to any Governmental Entity (whether or not shown on any such Tax Return). All Tax Returns described in the immediately preceding sentence are true, accurate and complete in all material respects. No claim has ever been made in writing by any Governmental Entity in a jurisdiction where the Company or any Company Subsidiary does not pay Taxes or file Tax Returns that the Company or any Company Subsidiary is or may be subject to Tax by that jurisdiction.

3.10.2.    Section 3.10.2 of the Disclosure Schedule is an accurate and complete listing of (a) all types of Taxes paid, and all types of Tax Returns filed by or on behalf of, the Company and each Company Subsidiary, and (b) all of the jurisdictions that impose such Taxes or with respect to which the Company and each Company Subsidiary has a duty to file Tax Returns (identifying each of the jurisdictions for which the Company and each Company Subsidiary are filing Tax Returns and the types of Taxes paid in such jurisdiction).

3.10.3.    Neither the Company nor any Company Subsidiary has requested, offered to enter into or entered into any agreement or other arrangement, or executed any waiver, providing for any extension of time within which (a) to file any Tax Return for which the Company or any Company Subsidiary is or may be liable for income or other material Taxes; (b) to file any elections, designations or similar filings relating to Taxes of the Company or any Company Subsidiary; (c) to pay or remit any Taxes for which the Company or any Company Subsidiary is or may be liable; or (d) pursuant to which any Governmental Entity may assess or collect Taxes for which the Company or any Company Subsidiary is or may be liable. Neither the Company nor any Company Subsidiary has waived, or has been asked to waive, any statute of limitations in respect of Taxes which waiver is currently in effect.

3.10.4.    No Tax Contest with regard to Taxes or Tax Returns of the Company or any Company Subsidiary is currently pending or has been threatened in writing by any Governmental Entity, and all deficiencies asserted or assessments made against the Company or any Company Subsidiary, if any, as a result of any Tax Contest have been duly and timely paid in full. There is no pending claim for refund made by the Company or any Company Subsidiary with respect to Taxes previously paid.

3.10.5.    Neither the Company nor any Company Subsidiary (a) is a party to any Tax Arrangement (other than this Agreement) or (b) will have liability under any Tax Arrangement after the Closing Date.

3.10.6.    There is no Lien for Taxes upon any of the assets of the Company or any Company Subsidiary other than Liens for Taxes that are not yet due and payable, and no Governmental Entity has threatened in writing that it is in the process of imposing any Lien for Taxes on any assets of the Company or any Company Subsidiary.

3.10.7.    Neither the Company nor any Company Subsidiary has been a member of an affiliated group filing a combined, affiliated, consolidated, unitary or similar group Tax Return (other than a group the common parent of which is the Company).

3.10.8.    Neither the Company nor any Company Subsidiary has ever had a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a jurisdiction outside of the United States.

3.10.9.    Neither the Company nor any Company Subsidiary has been required to (a) include any amounts in gross income by reason of the discharge of indebtedness, or (b) reduce its Tax attributes (including the basis in any depreciable or non-depreciable property, including debt obligations) pursuant to Section 108(b) of the Code.

3.10.10.         The Company and each Company Subsidiary have duly and timely withheld all material amounts required to be deducted or withheld and have timely paid to the applicable Governmental Entities all such deducted or withheld amounts in accordance with applicable Law.  The Company and each Company Subsidiary have at all times (a) correctly classified those Persons performing services as common law employees, leased employees, independent contractors, partners or agents for Tax purposes, and (b) complied with all reporting and record keeping requirements related thereto, including filing of IRS Forms W-2 and 1099 (or other applicable forms).

3.10.11.         Neither the Company nor any Company Subsidiary has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

3.10.12.         The Company and each Company Subsidiary have timely filed with the appropriate Governmental Entity all abandoned or unclaimed property reports required to be filed by or with respect to each of them, and such reports are true, accurate and complete.  The Company and each Company Subsidiary have properly paid over (or escheated) to such Governmental Entity all sums constituting “abandoned property” as defined pursuant to any applicable Law.  With respect to property for which the dormancy period may be running, the Company and each Company Subsidiary have reserved sufficient sums to pay over (or escheat) to the appropriate Governmental Entity all amounts that may become due in the future.

3.10.13.         The Company and each Company Subsidiary have disclosed on its U.S. federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of U.S. federal income Tax within the meaning of Section 6662 of the Code.

3.10.14.         Neither the Company nor any Company Subsidiary will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (a) change in method of accounting for Tax purposes; (b) use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (c) “closing agreement” as described in Section 7121 of the Code (or any similar provision of state, local or non-U.S. Law) executed on or prior to the Closing Date; (d) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 (or any similar provision of state, local or non-U.S. Law); (e) installment sale or open transaction disposition made on or prior to the Closing Date; (f) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (g) election under Section 108(i) of the Code (or any similar provision of state, local or non-U.S. Law).

3.10.15.         Neither the Company nor any Company Subsidiary has ever been a party to any “reportable transaction” within the meaning of Section 6707A(c)(2) of the Code or Treasury Regulation Section 1.6011-4.

3.10.16.         Neither the Company nor any Company Subsidiary has distributed stock of another Person, or has had its stock distributed by another Person, in a transaction within the past two years that was purported or intended to be governed in whole or in part by Section 355 or 361 of the Code (or any similar provision of state, local or non-U.S. Law).

3.10.17.         Each Company Employee Plan intended to qualify under Section 401 of the Code is, and since its inception has been so qualified and each trust forming a part of any such Company Employee Plan is exempt from Tax pursuant to Section 501(a) of the Code.

3.10.18.         Each Company Employee Plan that constitutes a “non-qualified deferred compensation plan “ within the meaning of Section 409A of the Code, complies in both form and operation with the requirements of Section 409A of the Code so that no amount paid pursuant to any such Company Employee Plan is subject to tax under Section 409A of the Code.

3.10.19.         The Company and each Company Subsidiary and ERISA Affiliate has, for purposes of the Company Employee Plans and for all other purposes, correctly classified all individuals performing services for the Company and each Company Subsidiary as common law employees, leased employees or independent contractors as applicable.

3.10.20.         The execution of, and performance of the transactions contemplated by, this Agreement (either alone or when combined with any other event) will not result in the receipt or retention by any Person of any “parachute payment” within the meaning of Section 280G of the Code.  No current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary has any “gross up” agreement or other assurance of reimbursement for any Taxes, liabilities, interest or other obligations under Sections 409A or 4999 of the Code.

For purposes of this Section 3.10, each reference to the Company or any Company Subsidiary includes any Person that was liquidated into, merged with or is otherwise a predecessor to, the Company or any such Company Subsidiary.

3.11        Assets.

3.11.1.    Title to Assets.  The Company or the applicable Company Subsidiary has good, clear and marketable title to all tangible properties and assets they purport to own, including those properties and assets reflected on the Current Balance Sheet as being owned and all of the tangible properties and assets thereafter acquired by the Company or the applicable Company Subsidiary (except to the extent that such tangible assets have been disposed of after the Current Balance Sheet Date in the ordinary course of business consistent with past practice), and a valid and enforceable leasehold interest in all tangible properties and assets purportedly leased to the Company or a Company Subsidiary, in each case free and clear of all Liens other than Permitted Encumbrances.

3.11.2.    Condition of Assets.  The tangible assets owned or leased by the Company or any Company Subsidiary are in the aggregate in good and serviceable condition (subject to normal wear and tear and immaterial impairments of value and damage) and are generally suitable for the uses for which intended.  Since January 1, 2014, there has not been any material interruption of the operations of the business of the Company and the Company

Subsidiaries due to inadequate maintenance of the Company’s and the Company Subsidiaries’ tangible assets.

3.11.3.           Intellectual Property.

(a)           Section 3.11.3(a) of the Disclosure Schedule contains a list and description of, as of the date hereof, all registered and pending applications to register (i) Copyrights, (ii) Patent Rights and (iii) Trademarks (including domain names), in each case, if any, owned by the Company or any Company Subsidiary (the “Registered IP”).  Each of the registrations and applications identified in Section 3.11.3(a) of the Disclosure Schedule is held or recorded in the name of the Company or a Company Subsidiary, has been duly applied for and registered in accordance with applicable Laws, and all past or outstanding maintenance obligations have been satisfied.  None of the Registered IP is or has been involved in any opposition, cancellation, interference, reissue or reexamination proceeding.  To the Company’s Knowledge, the Registered IP is valid and enforceable.

(b)           Section 3.11.3(b) of the Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of all agreements under which: (i) the Company or any Company Subsidiary uses or has the right to use any Intellectual Property material to the operations of the business of the Company and the Company Subsidiaries and owned by a third party (other than off-the-shelf software licensed under shrink wrap agreements); (ii) the Company or any Company Subsidiary has granted a license or sublicense to any third party to use any Intellectual Property material to the operations of the business of the Company and the Company Subsidiaries; and (iii) any Intellectual Property material to the operations of the business of the Company and the Company Subsidiaries is or has been developed for the Company or any Company Subsidiary, assigned to the Company or any Company Subsidiary, or assigned by the Company or any Company Subsidiary to a third party (the agreements listed in subsections (i) through (iii) above, the “Company IPR Agreements”).

(c)           Except as would not be material to the operation of the business of the Company and the Company Subsidiaries, the Company or the applicable Company Subsidiary either owns all right, title and interest in and to the Intellectual Property currently used in the operation of its business, or has a valid, legally enforceable right to use the same (the “Company IPR”), free and clear of all Liens, other than Permitted Encumbrances.  To the Knowledge of the Company, no Company IPR is the subject of, nor is Company or any Company Subsidiary party to any Legal Proceeding relating to the use of Intellectual Property, including any proceeding involving any claim that Company or any Company Subsidiary infringed, misappropriated or violated the Intellectual Property of any Person.  No infringement, misappropriation or violation of any Intellectual Property of any other Person has occurred or results from the conduct of the business of the Company and the Company Subsidiaries as presently conducted.  No claim of any infringement, misappropriation or violation of any Intellectual Property of any other Person has been made or asserted in writing by or against the Company or any Company Subsidiary since January 1, 2014.  To the Company’s Knowledge, as of the date hereof, no third party is infringing on, misappropriating or otherwise violating any Company IPR owned by the Company or a Company Subsidiary.

(d)           Except as has not been and would not be reasonably expected to be, individually or in the aggregate, material to the operation of the business of the Company and the Company Subsidiaries, the Company and the Company Subsidiaries have taken commercially reasonable steps to preserve the confidentiality of any confidential information material to the operation of the business of the Company and the Company Subsidiaries.  Any disclosure by the Company or any Company Subsidiary of confidential information to any third party has been pursuant to the terms of a written agreement with such Person or is otherwise lawful.

(e)           The Company and the Company Subsidiaries have secured from all employees, consultants and contractors who contribute or have contributed to the creation or development of any of the Company IPR owned or purported (by the Company or a Company Subsidiary) to be owned by the Company or a Company Subsidiary and material to the operation of the business of the Company and the Company Subsidiaries, a written agreement assigning to the Company or the applicable Company Subsidiary all rights to such Intellectual Property, which agreement includes a present tense assignment of future inventions.

(f)            The material information technology systems owned, licensed, leased and operated on behalf of, or otherwise held for use in the business of the Company and the Company Subsidiaries, including all material computer hardware, software, firmware and telecommunications systems used in the operation of the business of the Company and the Company Subsidiaries, has performed adequately since January 1, 2014 in all material respects (subject to problems arising in the ordinary course of business that did or do not materially disrupt the operation of the business of the Company and the Company Subsidiaries).  The Company and the Company Subsidiaries have taken commercially reasonable steps to provide for the archival, back-up, recovery and restoration of business data of the Company and the Company Subsidiaries material to the operation of the business of the Company and the Company Subsidiaries.

3.11.4.    Insurance.  Section 3.11.4 of the Disclosure Schedule sets forth a list of all material policies or binders of insurance maintained, owned or held by or on behalf of the Company or any Company Subsidiary as of the date hereof (collectively, the “Insurance Contracts”), including the aggregate limits of such insurance (if specified) and estimated annual premiums with respect thereto.  The Insurance Contracts are valid and binding in accordance with their terms and are in full force and effect and all premiums due and payable thereon have been paid in full.  The Company or the applicable Company Subsidiary is not in default in any material respect with respect to any Insurance Contract nor has the Company or the applicable Company Subsidiary failed to give any required notice of any material claim under any such Insurance Contract in due and timely fashion.  None of the Company or any Company Subsidiary has (a) received a written notice of cancellation or non-renewal of any Insurance Contract, (b) since January 1, 2014, received any written notice of denial of coverage or reservation of rights with respect to any pending or threatened claims against any insurance policy, or (c) since January 1, 2014, received any written notice that any issuer of an insurance policy of the Company or any Company Subsidiary in effect since January 1, 2014, or under which the Company or any Company Subsidiary has a claim pending as of the date of this Agreement, has filed for protection under applicable bankruptcy or insolvency Laws or is otherwise in the process of liquidating or has been liquidated.  Since the Balance Sheet Date, neither the Company nor any Company Subsidiary has been refused, nor has its coverage been limited under, any insurance material to the operation of the business of the Company and the Company Subsidiaries.

3.12        Environmental Matters.  The Company and the Company Subsidiaries have obtained and are in compliance in all material respects with all permits, licenses, registrations, consents and other authorizations which are required with respect to, and are material to, the operation of its business under any applicable Environmental Law (the “Environmental Permits”), and all such Environmental Permits are in full force and effect and all such Environmental Permits held by the Company and the Company Subsidiaries as of the date hereof are listed on Section 3.12 of the Disclosure Schedule.  The Company and each Company Subsidiary are now and since January 1, 2014 have been in compliance, in all material respects, with applicable Environmental Laws and there are no claims, actions, investigations, requests for information, written notices of violation, demands or proceedings, pending (or the Company’s Knowledge, threatened in writing), alleging any non-compliance by or liability of the Company or any Company Subsidiary with Environmental Laws.  As of the date hereof, the Company and each Company Subsidiary have provided Buyer with (or otherwise made available to Buyer for physical inspection at the Company’s headquarters) true and correct copies of all material environmental reports, studies, tests, assessments or audits in the possession or control of the Company or any Company Subsidiary with respect to any real property currently or since January 1, 2014, owned, operated or leased by the Company or any Company Subsidiary.

3.13        Material Contracts.

3.13.1.    As of the date hereof, neither the Company nor any Company Subsidiary is a party to or bound by any of the following (each, a “Material Contract” and collectively, the “Material Contracts”):

(a)           any agreement, contract or commitment for the sale of services by the Company or any Company Subsidiary, which services have not been performed as of the date hereof, and involving future receipts in excess of $100,000;

(b)           any contract which is expected to involve payment by or to the Company and the Company Subsidiaries of more than $100,000 individually during the next twelve (12) months;

(c)           any contracts with Governmental Entities or consent decrees of Governmental Entities to which the Company or any Company Subsidiary is bound;

(d)           any Company IPR Agreement;

(e)           any Material Lease;

(f)            any contract that limits or restricts where the Company or any Company Subsidiary may conduct its business, the type or line of business in which the Company or any Company Subsidiary may engage, including any non-competition agreement, non-solicit or other restrictive covenant agreement, or with whom the Company or any Company Subsidiary may compete;

(g)           any contract that provides for “most favored nations” terms or establish an exclusive sale, service or purchase obligation;

(h)           any interest rate or non-U.S. currency swap, cap, collar, hedge or insurance agreement, or options or forwards on such agreements or other similar agreements for the purpose of managing the interest rate or non-U.S. exchange risk associated with its financings;

(i)            any contract which contains restrictions with respect to payment of dividends or any other distributions in respect of the capital stock or other equity interests of the Company or any Company Subsidiary;

(j)            any contract granting a right of first refusal, first offer or similar preferential right to purchase or acquire equity interests in the Company;

(k)           any agreement with any employee or independent contractor that (i) provides for severance payments (in excess of those required by applicable Law, if any) if the Company or any Company Subsidiary terminates such employee’s or independent contractor’s employment or service without cause or such employee or independent contractor terminates his or her employment or service for good reason or (ii) provides for an annual compensation opportunity (including all salary, wages, target bonus opportunity, commissions, fees or similar payments) that exceeds or is reasonably expected by the Company to exceed $100,000;

(l)            any contracts (other than this Agreement and the other Transaction Documents) pursuant to which the consummation of the transactions contemplated by this Agreement will, (i) result in any payment becoming due to any current or former employee, officer, director, or independent contractor of the Company or any of the Company Subsidiaries, (ii) increase any amount of compensation or benefits otherwise payable under any Company Employee Plan, (iii) result in the acceleration of the time of payment, funding or vesting of any benefits under any Company Employee Plan, (iv) require any contributions or payments to fund any obligations under any Company Employee Plan, or (v) limit the right to merge, amend or terminate any Company Employee Plan;

(m)          collective bargaining agreements or other contracts with any labor union or labor organization;

(n)           any contracts relating to the settlement of any claim and pursuant to which the Company or any of the Company’s Subsidiaries is obligated to pay consideration after the date of this Agreement in excess of $100,000;

(o)           any agreement that provides for the incurrence by the Company or any Company Subsidiary of Indebtedness;

(p)           any agreement that provides for a loan or extension of credit by the Company or any Company Subsidiary to any other Person, except in the ordinary course of business consistent with past practice;

(q)           any lease, rental agreement or installment or conditional sale agreement for personal property involving future fixed annual rental payments in excess of $75,000;

(r)            any agreement, contract or commitment relating to capital expenditures and involving future payments in excess of $100,000 individually;

(s)            any agreement, contract or commitment relating to the disposition or acquisition of assets or securities (whether by merger, consolidation or other business combination, sale or purchase of securities, sale or purchase of assets or otherwise) or any interest in any business enterprise, business segment or division outside the ordinary course of business;

(t)            any contract providing for the guaranty by the Company or any Company Subsidiary of any obligations of a Company Subsidiary that is not, directly or indirectly, wholly owned by the Company (including any joint venture) or any third Person; or

(u)           any joint venture, partnership agreement or limited liability company agreement.

3.13.2.    Each of the Material Contracts is in full force and effect and constitutes a legal, valid and binding obligation of the Company or the applicable Company Subsidiary and, to the Company’s Knowledge, the other parties thereto, enforceable in accordance with its terms against the Company or the applicable Company Subsidiary and, to the Company’s Knowledge, the other parties thereto, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium, fraudulent conveyance and similar Laws relating to or affecting creditors’ rights and remedies generally, or by general equity principles.  The Company or the applicable Company Subsidiary, and to the Company’s Knowledge, each of the other parties to the Material Contracts, has fulfilled and performed in all material respects its obligations under each of the Material Contracts and is not in, or, to the Company’s Knowledge, alleged to be in, material default thereunder.  To the Company’s Knowledge, no other party to any of the Material Contracts has materially defaulted thereunder.  No written notice has been received by the Company or any Company Subsidiary of any material default under or termination of any Material Contract that has not been cured.  As of the date hereof, the Company has delivered or made available to Buyer true and complete copies of all Material Contracts and all material amendments or other modifications thereto or, in the case of oral Material Contracts, true, complete and correct summaries thereof.

3.14        Owned and Leased Real Property.

3.14.1.    Neither the Company nor any of the Company Subsidiaries owns any real property.

3.14.2.  Section 3.14.2 of the Disclosure Schedule sets forth a list of, as of the date hereof, each lease, sublease, license or similar agreement (each, a “Lease”) pertaining to real property to which the Company or any Company Subsidiary is a party.  As of the date hereof, the Company has delivered or made available to Buyer true and complete copies of all Leases and all material amendments thereto.

3.14.3.  Section 3.14.3 of the Disclosure Schedule sets forth a list of, as of the date hereof, each lease, sublease, license or similar agreement under which the Company or any Company Subsidiary is a lessee of, or holds or operates, any real property owned by any third Person where the Company or any Company Subsidiary operates a clinic with 4-Wall EBITDA for the nine months ended September 30, 2015 in excess of $30,000 (a “Material Lease”).  “Leased Real Property” shall mean any real property leased, held or operated by the Company or any Company Subsidiary pursuant to a Material Lease.  With respect to each parcel of Leased Real Property, except as disclosed in Section 3.14.3 of the Disclosure Schedule: (i) neither the Company nor any Company Subsidiary has received written notice of any pending or threatened expropriation, condemnation or eminent domain proceedings or their local equivalent affecting or relating to such Leased Real Property; and (ii) neither the Company nor any Company Subsidiary has received written notice from any Governmental Entity or other Person that the use and occupancy of such Leased Real Property, as currently used and occupied, and the conduct of the business thereon, as currently conducted, violate in any material respect the applicable Material Lease or applicable Laws.

3.15        Employees.

3.15.1.           Employee Plans.

(a)           Section 3.15.1(a) of the Disclosure Schedule contains a true and complete list of, as of the date hereof, each employee benefit or compensation plan, arrangement, agreement, contract or program (including (i) any “employee benefit plan,” as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) and (ii) each other pension, retirement, deferred compensation, profit-sharing, cash incentive, commission, equity or equity-based, employment, consulting, severance, retention, change in control, health, disability, life, insurance, vacation, paid time off, or fringe benefit plan, arrangement, agreement, contract or program) which is sponsored, maintained, contributed to or required to be contributed to by the Company, any Company Subsidiary or any ERISA Affiliate or with respect to which the Company or any Company Subsidiary may have any liability (each a “Company Employee Plan”).  None of the Company, any Company Subsidiary or any ERISA Affiliate has any plan or commitment to establish any new Company Employee Plan, or to modify any Company Employee Plan (except as required by Law or to retain the tax qualified status of such Company Employee Plan).  For purposes of this Agreement, “ERISA Affiliate” means any business or entity which is a member of a “controlled group of corporations” under “common control” or an “affiliated service group” with the Company within the meaning of any of Sections 414(b), (c), or (m) of the Internal Revenue Code of 1986, as amended (the “Code”), or required to be aggregated with the Company under Section 414(o) of the Code or is under “common control” with the Company or any Company Subsidiary within the meaning of Section 4001(a)(14) of ERISA or which is otherwise treated as a single employer with the Company or any Company Subsidiary under Section 414 of the Code.

(b)           The Company has made available to Buyer for physical inspection at the Company’s headquarters true and complete copies of (or otherwise provided access to) (i) all documents embodying each Company Employee Plan (including all plan documents and amendments, trust agreements and insurance and annuity contracts and policies), and, in the case of an unwritten Company Employee Plan, a written description thereof; (ii) the three most recent annual reports (Series 5500 and all schedules thereto), if any, required under ERISA in connection with each Company Employee Plan; (iii) the most recent determination letter, advisory letter or opinion letter received from the Internal Revenue Service (the “IRS”), if any, for each Company Employee Plan; and (iv) the most recent summary plan description together with all summaries of material modifications thereto required under ERISA, if any, with respect to each Company Employee Plan; (v) the three most recent nondiscrimination testing results, summary annual reports and annual financial statements, if any, for each Company Employee Plan; (vi) written notices and filings concerning IRS or Department of Labor audits or investigations, “prohibited transactions” within the meaning of Section 406 of ERISA or Section 4975 of the Code, or “reportable events” within the meaning of Section 4043 of ERISA; and (vii) the policies and procedures set forth on Section 3.15.1(b) of the Disclosure Schedule.

(c)           Each Company Employee Plan has been established and maintained in all material respects in accordance with its terms and in compliance in all material respects with all applicable Laws, including, but not limited to, ERISA and the Code, and there has been no written notice received from any Governmental Entity questioning or challenging such compliance.

(d)           No non-exempt “prohibited transaction,” within the meaning of Section 4975 of the Code or Section 406 of ERISA, has occurred with respect to any Company Employee Plan.

(e)           There are no Legal Proceedings pending, or to the Knowledge of the Company threatened, against the Company, any Company Subsidiary or any ERISA Affiliate with respect to any Company Employee Plan or against any Company Employee Plan (other than routine individual claims for benefits in the ordinary course of business consistent with past practice).

(f)            No action or failure to act and no transaction or holding of assets by, or with respect to, any Company Employee Plan has subjected the Company, any Company Subsidiary, any fiduciary (within the meaning of Section 3(21) of ERISA) or other “plan official” (within the meaning of Section 412 of ERISA) to any Tax, penalty, liability or other disability, whether by way of indemnity or otherwise.

(g)           No Company Employee Plan is subject to Title IV of ERISA.

(h)           No Company Employee Plan is a “multiemployer plan,” as defined in Sections 3(37) and 4001(a)(3) of ERISA.

(i)            No Company Employee Plan provides life insurance, health or death benefits following termination of employment or retirement, except as specifically required by Part 6 of Title I of ERISA (or any similar Law of any state or local jurisdiction), and neither the Company nor any Company Subsidiary has made any promise or representation regarding providing such benefits.  Neither the Company nor any Company Subsidiary has any liability of any kind whatsoever, whether direct, indirect, contingent or otherwise, on account of any violation of the health care requirements of Part 6 or Part 7 of Title I of ERISA or Section 4980B

of the Code, any Tax imposed under Chapter 43 of the Code, or any civil liability under Section 502(i) or Section 502(l) of ERISA.

(j)            The execution of, and performance of the transactions contemplated by, this Agreement (either alone or when combined with any other event) will not (i) require payment (whether severance pay or otherwise), or accelerate the payment or vesting of any amount under any Company Employee Plan, (ii) increase the amount of compensation, benefits or other obligations due to any current or former employee, officer, director or independent contractor of the Company or any Company Subsidiary, or (iii) require the funding of benefits with respect to any Company Employee Plan.

3.15.2.    Labor Controversies.

(a)           Neither the Company nor any Company Subsidiary is a party to or otherwise bound by any collective bargaining agreement or other agreement with any union or other labor organization.  There are no labor controversies pending between the Company or any Company Subsidiary, on the one hand, and any of its employees, on the other, or, to the Company’s Knowledge, threatened in writing against the Company by any employees.  No employee of the Company or any Company Subsidiary is currently a member of a collective bargaining unit in relation to his or her services to the Company or the applicable Company Subsidiary, the Company and the Company Subsidiaries are not party to any dispute or controversy with any union or with respect to unionization or collective bargaining and, to the Company’s Knowledge, there are no organizational efforts presently being made involving any of such employees.  There is no labor strike, dispute, lockout, slowdown or stoppage pending or, to the Company’s Knowledge, threatened in writing against the Company or any Company Subsidiary.

(b)           Section 3.15.2 of the Disclosure Schedule sets forth a true, complete and correct list of, as of January 20, 2016: (i) all employees of the Company and each Company Subsidiary, and the position, date of hire, current annual rate of compensation (or with respect to employees compensated on an hourly or per diem basis, the hourly or per diem rate of compensation), including any bonus, contingent or deferred compensation, and estimated or target annual incentive compensation of each such employee; and (ii) all natural persons providing services to the Company or any Company Subsidiary as consultants or independent contractors and, for each such individual, a brief description of the scope of his or her services, the length of the term of his or her engagement, and the compensation to be provided to such individual.  The Company has notified Buyer in writing to the extent (1) any executive or key employee of the Company or any Company Subsidiary or any group of employees or contractors of the Company or any Company Subsidiary (including salespersons) has informed the Company or any Company Subsidiary (whether verbally or in writing) of any plan to terminate his or her employment or his or her engagement with the Company or the applicable Company Subsidiary, or (2) any person or persons, to the Knowledge of the Company, has any plans to terminate his or her employment or his or her engagement with the Company or the applicable Company Subsidiary.

(c)           Except as set forth on Section 3.15.2 of the Disclosure Schedule, neither the Company nor any Company Subsidiary: (i) has since January 1, 2014, implemented any plant closing or layoff of employees that implicates the WARN Act; (ii) is subject to any pending or, to the Knowledge of the Company, threatened in writing Legal Proceeding asserting or relating to any alleged violation or breach by the Company or any Company Subsidiary (or of their respective officers, directors, managers, employees or agents) of any law relating to labor, employment or employment practices or otherwise relating to or on behalf of any employee of the Company or any Company Subsidiary.

(d)           The Company and all Company Subsidiaries are, and since January 1, 2014 have been, in compliance in all material respects with all Laws relating to labor, employment or employment practices, including but not limited to all Laws relating to discrimination in employment, terms and conditions of employment, worker classification (including classification of workers as independent contractors and classification of employees as exempt for purposes of laws governing payment of minimum wages and overtime), immigration, wages, hours, plant closing and mass layoffs, and occupational safety and health.  All individuals who at any time since January 1, 2014 performed services for the Company or any Company Subsidiary were, and all individuals who perform services for the Company Subsidiary are, either United States citizens or are legally entitled to work in the United States under the Immigration Reform and Control Act of 1986, as amended, and any other United States immigration laws relating to the employment of non-United States citizens applicable in the state in which such individuals are employed, except as would not be material to the operation of the business of the Company and the Company Subsidiaries.

3.16        Finder Fees.  Except for fees owed or to be owed upon Closing to Houlihan Lokey, neither the Company nor any Company Subsidiary has incurred, nor will it incur, directly or indirectly, any liability for brokerage, investment banker, financial advisor or finder fees or agent commissions or any similar charges or payments in connection with this Agreement or any transaction contemplated hereby.

3.17        Related Party Transactions.  No director, officer, stockholder, member, manager, partner or Affiliate of the Company or any Company Subsidiary or any Affiliate of any director, officer, stockholder, member, manager or partner of the Company or any Company Subsidiary, or any member of the immediate family of any of the foregoing (each a “Related Party”), as of the date hereof, (a) has any outstanding indebtedness to the Company or any Company Subsidiary other than in connection with expense advances and similar arrangements in the ordinary course of business consistent with past practice, (b) owns any property or right used in the business of the Company or any Company Subsidiary or (c) is currently a party to any transaction or contract with the Company or any Company Subsidiary, other than employment or consulting agreements entered into with individuals in the ordinary course of business consistent with past practice.

3.18        Accounts Receivable.  All accounts and notes receivable reflected on the Current Balance Sheet, and all accounts and notes receivable arising subsequent to the Current Balance Sheet Date (the “Accounts Receivable”), (a) represent valid claims of the Company or a Company Subsidiary, as applicable, arising from transactions involving the sale of products actually delivered or the rendering of services actually provided (or, in the case of non-trade accounts or notes represent amounts receivable in respect of other bona-fide business transactions), (b) have arisen in the ordinary course of business consistent with past practice and (c) have been or will be billed and are generally due in accordance with the Payment Programs to which those accounts relate or in accordance with the Company’s practices for self-pay payors.  Since December 31, 2014, there have not been any write-offs as uncollectible of any of the Company’s and the Company Subsidiaries’ Accounts Receivable, except for write-offs in the ordinary course of business consistent with past practice and not in excess of $100,000 in the aggregate.  The reserves with respect to Accounts Receivable set forth on the Financials have been calculated in accordance with GAAP and, to the Knowledge of the Company, are adequate.

3.19        Material Suppliers and Payors.

3.19.1.    Section 3.19.1 of the Disclosure Schedule sets forth (i) the top twenty (20) suppliers of the Company and the Company Subsidiaries based on the total paid consideration to each such supplier for goods or services rendered for each of the year ended December 31, 2014 and the eleven (11) month period ended November 30, 2015 (collectively, the “Material Suppliers”) and the corresponding amount of such total paid consideration.  As of the date hereof, all Material Suppliers continue to be suppliers of the Company or the applicable Company Subsidiary and no Material Supplier has materially reduced its business with the Company or the Company Subsidiaries on a consolidated basis from the levels achieved during the fiscal year ended December 31, 2014.  Since January 1, 2014, none of the Company or any Company Subsidiary has received written notice that any of the Material Suppliers has ceased, or intends to cease or materially change the terms (whether related to payment, price or otherwise), to supply goods or services to the Company or the applicable Company Subsidiary or to otherwise terminate or materially reduce its relationship with the Company or the applicable Company Subsidiary (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

3.19.2.    Section 3.19.2 of the Disclosure Schedule sets forth the top ten (10) payors of the Company and the Company Subsidiaries based on the total paid consideration by each such payor to the Company Subsidiary for each of the year ended December 31, 2014 and the eleven (11) month period ended November 30, 2015 (collectively, the “Material Payors”) and the corresponding amount of such total paid consideration.  Since January 1, 2014, none of the Company or any Company Subsidiary has received any written notice that any of the Material Payors has ceased, or intends to cease or materially change the terms (whether related to payment, price or otherwise), or to otherwise terminate or materially reduce its relationship with the Company or any Company Subsidiary (whether as a result of the consummation of the transactions contemplated hereby or otherwise).

3.20        Bank Accounts.  Section 3.20 of the Disclosure Schedule sets forth a correct and complete list of, as of the date hereof, all of the Company’s and the Company Subsidiaries’ bank accounts, designating the address of each bank, and each authorized signatory.

3.21        Stockholders’ Agreement.  The transactions contemplated by this Agreement constitute a “Sale of the Company” and, upon execution of the Stockholder Consent, a “Drag-Along Sale,” as each such term is defined in the Stockholders’ Agreement.

ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub, jointly and severally, represent and warrant to the Company that the statements contained in this Article IV are true and correct.

4.1          Organization.  Each of Buyer and Merger Sub is duly incorporated, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has all requisite corporate power and authority to carry on its business as now being conducted and to perform all of its obligations under each agreement and instrument by which it is bound.  Each of Buyer and Merger Sub is duly licensed or qualified to do business, and in good standing in each jurisdiction where the character of its properties owned or held under lease or the nature of its activities makes such qualification or good standing necessary, except where the failure to be so qualified or licensed and in good standing would not be materially adverse to Buyer and Merger Sub, taken as a whole.

4.2          Corporate Authorization.  The Board of Directors or comparable governing body of each of Buyer and Merger Sub has approved and adopted this Agreement and the transactions contemplated hereby in accordance with applicable Laws.  Buyer, as the sole stockholder of Merger Sub, has approved and adopted this Agreement in accordance with the DGCL.  Each of Buyer and Merger Sub has the requisite power and authority to enter into and deliver this Agreement and each other Transaction Document to which it is a party and to consummate the transactions contemplated hereby and thereby.  The execution, delivery and performance by Buyer and Merger Sub of this Agreement and each other Transaction Document to which either is a party and the consummation by Buyer and Merger Sub of the transactions contemplated hereby and thereby, including the Merger, have been duly authorized by all necessary corporate, limited liability company or partnership action on the part of Buyer and Merger Sub, and no further action or proceeding is required on the part of Buyer or Merger Sub, or their respective boards of directors or stockholders, to authorize this Agreement and each other Transaction Document to which either is a party or the consummation of the transactions contemplated hereby, including the Merger.  This Agreement and each of the Transaction Documents to which Buyer or Merger Sub is a party has been or, to the extent applicable, will be duly and validly executed and delivered by Buyer and Merger Sub.  Assuming the due authorization, execution and delivery by the other Parties and the validity and binding effect hereof on the other Parties, this Agreement and each of the Transaction Documents to which Buyer or Merger Sub are a party constitutes or, to the extent applicable, will constitute the legal, valid and binding obligation of each of Buyer and Merger Sub enforceable against it in accordance with its terms, in each case except as such enforceability may be limited by the Laws of general application relating to bankruptcy and insolvency and the relief of debtors and rules of Law governing specific performance, injunctive relief or other equitable remedies.

4.3          No Conflict.  The execution, delivery and performance of this Agreement and the Transaction Documents by Buyer and Merger Sub does not, and the consummation of the transactions contemplated hereby and thereby and compliance with the provisions hereof and thereof will not, result in the creation of any Lien upon any of the properties or assets of Buyer or Merger Sub or conflict with, constitute or result in any violation or default (with or without notice or passage of time, or both) under, or give rise to a right of termination, modification, cancellation or acceleration of any obligation, under (i) any provision of the Certificate of Incorporation or bylaws or comparable organizational documents of Buyer or Merger Sub, (ii) any material mortgage, indenture, loan or credit agreement, lease, contract or other agreement or instrument, permit, concession, franchise or license to which Buyer or Merger Sub or any of their respective properties or assets are subject, or (iii) in any material respect, any Laws applicable to Buyer or Merger Sub or their respective properties or assets.

4.4          Governmental Consents.  Except for any filing or termination of the waiting period or other approval required under the HSR Act and any applicable filings or other requirements set forth in Schedule 4.4, no consent, approval, waiver, order, permit or authorization of, or notice, declaration or filing with, any Governmental Entity is necessary for the execution, delivery or performance by Buyer or Merger Sub of this Agreement or the Transaction Documents to which either is a party or the consummation by Buyer or Merger Sub of the transactions contemplated by this Agreement and the Transaction Documents.

4.5          Litigation.  There are no Legal Proceedings pending against or affecting Buyer or Merger Sub or their respective assets, which, if determined adversely, would reasonably be expected to materially impair the ability of Buyer or Merger Sub to enter into and perform its obligations under this Agreement.  There is no order, writ, injunction, decree or demand of any Governmental Entity binding upon Buyer or Merger Sub which would reasonably be expected to materially impair the ability of Buyer or Merger Sub to enter into and perform its obligations under this Agreement.

4.6          Financing.  Subject to Section 10.7, each of Buyer and Merger Sub acknowledges that its obligations under this Agreement are not contingent upon or subject to any conditions regarding their ability to obtain financing in connection with the consummation of the Merger.  Concurrently with or prior to the execution and delivery of this Agreement, Buyer has delivered to the Company a correct and complete copy of a debt commitment letter (together, along with any amendments, replacements (in whole or in part) exhibits, annexes and schedules thereof, the “Debt Commitment Letter”), dated as of the date hereof, among JPMorgan Chase Bank N.A. (collectively, with all of its Affiliates, permitted assigns pursuant to the Debt Commitment Letter and any other financial institutions that become a party to the Debt Commitment Letter in accordance with the terms thereof, the “Debt Financing Sources”) and Buyer, pursuant to which, but subject to the terms and conditions of which, the Debt Financing Sources have committed to provide or cause to be provided debt financing to Buyer in the amounts set forth therein (the “Debt Financing”).  Assuming the Debt Financing is funded at the Closing and subject to the satisfaction of the conditions set forth in the Debt Commitment Letter and this Agreement, Buyer will have available on the Closing Date all funds necessary to (i) pay the Initial Merger Consideration and all other amounts payable hereunder as of the Closing, (ii) pay any fees and expenses payable by Buyer in connection with the transactions contemplated hereby and (iii) satisfy any of its other payment obligations hereunder.  The Debt Commitment Letter and the commitments made thereunder are in full force and effect as of the date hereof and have not been withdrawn, terminated or rescinded, or otherwise amended or modified, in any respect that would reduce the amount of funds available to consummate the transactions contemplated hereby and to pay related fees and expenses.  The Debt Commitment Letter constitutes a legal, valid and binding obligation of Buyer and, to the knowledge of Buyer, the Debt Financing Sources.  Buyer has fully paid any and all commitment fees or other fees required by the Debt Commitment Letter to be paid on or before the date hereof.  The obligations of the counterparties to the Debt Commitment Letter to fund the commitments thereunder are not subject to any conditions precedent other than as set forth therein.  As of the date hereof, none of the parties to the Debt Commitment Letter has notified Buyer in writing of its intention to (i) terminate the commitment set forth in the Debt Commitment Letter or (ii) not provide the full amount of the Debt Financing at Closing as contemplated by the applicable Debt Commitment Letter (subject to the terms of, and following the satisfaction of, the conditions set forth therein).  As of the date hereof, no event has occurred that (with or without notice, lapse of time, or both) would constitute a breach or default under the Debt Commitment Letter by Buyer or, to the knowledge of Buyer, the Debt Financing Sources.

4.7          Finder Fees.  Buyer and Merger Sub have not incurred, nor will Buyer or Merger Sub incur, directly or indirectly, any liability for brokerage or finder fees or agent commissions or any similar charges in connection with this Agreement or any transaction contemplated hereby.

4.8          No Other Representations and Warranties.  Except for the representations and warranties contained in this Agreement, the Transmittal Documents and each other Transaction Document, none of the Company or any other Person has made any express or implied representation or warranty, either written or oral, to Buyer or its Affiliates with respect to the matters or transactions contemplated hereby, including any representation or warranty as to the accuracy or completeness of any information regarding the Company or any Company Subsidiary furnished or made available to Buyer or its Affiliates or any of their respective representatives (including any information, documents or material made available to Buyer in the electronic documentation site established on behalf of the Company, management presentations or in any other form in expectation of the transactions contemplated hereby), or as to any financial projection or forecast regarding the transactions contemplated hereby or the business of the Company and the Company Subsidiaries furnished or made available to Buyer or its Affiliates.

4.9          Independent Investigation.  Buyer and Merger Sub have conducted their own independent investigation, review and analysis of the business, results of operations, prospects, condition (financial or otherwise) or assets of the Company and the Company Subsidiaries, and have been provided reasonable access to the personnel, properties, assets, premises, books and records, and other documents and data of the Company and the Company Subsidiaries for such purpose.  In making their decision to enter into this Agreement and to consummate the transactions contemplated hereby, Buyer and Merger Sub have relied solely upon their own investigation and the express representations and warranties set forth in this Agreement, the Transmittal Documents and each other Transaction Document.

ARTICLE V
ADDITIONAL AGREEMENTS

5.1          Conduct Prior to Closing.

5.1.1.      Except as specifically contemplated by this Agreement, as set forth on Schedule 5.1.2 or as consented to by Buyer in writing (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof through the Closing, the Company and the Company Subsidiaries shall (a) operate their business in the ordinary course and substantially in accordance with past practice and (b) use commercially reasonable efforts to preserve intact their existing assets, business organization and operations, Permits, franchises, goodwill and relationships with suppliers, licensors, licensees, customers and others with whom they have a business relationship, in each case material to the operation of the business of the Company and the Company Subsidiaries.

5.1.2.      Without limiting the generality of the foregoing, except as specifically contemplated by this Agreement, as set forth on Schedule 5.1.2 or as consented to by Buyer (which consent shall not be unreasonably withheld, conditioned or delayed), from the date hereof through the Closing, neither the Company nor any Company Subsidiary shall:

(a)           increase the compensation or benefits payable or provided to, or enter into or amend any employment, retention, change in control or severance agreement with, any director or officer of the Company or any Company Subsidiary, or, with respect to any non-officer personnel of the Company or any Company Subsidiary, increase the salary, wages, bonus, fees, commissions, or other compensation or benefits of any such Person, except, in each case, such changes in the ordinary course of business consistent with past practice that are reflected in the 2016 financial projections provided to Buyer prior to the date hereof;

(b)           declare, set aside or pay any non-cash dividend on, or make any other actual or deemed non-cash distribution (whether in stock or property other than cash) in respect of, any of its capital stock;

(c)           (i) except for the repurchase of capital stock issued to employees who have exercised vested options pursuant to the terms of their respective option agreements, redeem, purchase or otherwise acquire any shares of its capital stock or any other securities thereof or obligations convertible into or exchangeable for any shares of its capital stock, or any options, warrants or conversion or other rights to acquire any shares of its capital stock or any such securities or obligations, (ii) effect any reorganization or recapitalization, (iii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any securities (including equity securities) in respect of, in lieu of or in substitution for, shares of its capital stock, or (iv) create any new Subsidiary of the Company;

(d)           (i) except as required pursuant to the exercise of Company Options, issue, deliver, award, pledge, grant or sell, or dispose or otherwise encumber any shares of any class of its capital stock, any other securities or equity equivalent or any securities convertible into or exercisable or exchangeable for any such shares or securities, or any rights, warrants or options to acquire any such shares, voting securities, equity equivalents or convertible securities, (ii) amend or otherwise modify the terms of any such rights, warrants or options or (iii) except for the transactions contemplated hereby, enter into any arrangement, understanding or contract with respect to the sale of shares of its capital stock;

(e)           acquire or agree to acquire (whether by merging, amalgamating or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner or means) any business or any Person or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other Person (other than the purchase of assets from suppliers or vendors in the ordinary course of business consistent with past practice);

(f)            sell, lease, exchange, mortgage, pledge, license, encumber, transfer or otherwise dispose of, or agree to sell, lease, exchange, mortgage, pledge, license, encumber, transfer or otherwise dispose of, any of its assets, except for sales, leases or licenses of products or services, which, in the aggregate, are immaterial in amount or otherwise occur in the ordinary course of business consistent with past practice;

(g)           propose or adopt any amendments to its charter, bylaws or other organizational documents, except as specifically contemplated by this Agreement;

(h)           change any of the accounting methods, principles or practices from those used in the preparation of the Audited Financials (other than as required by changes in GAAP), it being understood that the Company has already changed its methods, principles and practices for certain items described in, and in the manner described in, Section 3.8.1 of the Disclosure Schedule;

(i)            other than in the ordinary course of business consistent with past practice, (i) incur, assume or guarantee any Indebtedness, (ii) make any loans, advances or capital contributions to, or other investments in (whether by purchase of shares or securities, contributions of capital, property transfer or purchase of any property or assets), any other Person, (iii) issue or sell any debt securities or (iv) waive or release any material right or claim or pay, discharge or satisfy any material claims, liabilities or obligations;

(j)            amend or terminate any Material Contract, other than any termination or expiration of a Material Contract by its own terms, or enter into any contract or agreement that, if such contract or agreement had been entered into prior to the date hereof, would be a Material Contract;

(k)           enter into any non-compete, non-solicitation, exclusivity, most-favored nation or similar agreement that would materially restrict the business of the Company or any of the Company Subsidiaries following the consummation of the Merger;

(l)            other than in the ordinary course of business consistent with past practice, commence, settle, or compromise any Legal Proceedings if such settlement or compromise imposes material obligations or restrictions on the Company or any of the Company Subsidiaries, taken as a whole, that will remain in effect following the Effective Time;

(m)          change any of the Company’s or the Company Subsidiaries’ methods of accounting or methods of reporting income or deductions for Tax or accounting practice or policy, except in each case as required by applicable Law or GAAP;

(n)           delay, postpone or cancel the payment of any material amount of accounts payable or any other material liability or obligation or agree or negotiate with any Person to extend the payment date of any material amount of accounts payable or accelerate collection of any material amount of accounts or notes receivable, except in each case in the ordinary course of business consistent with past practice;

(o)           pay, discharge, settle, waive or satisfy any material claims, liabilities or obligations other than the payment, discharge, settlement, waiver or satisfaction, in the ordinary course of business consistent with past practice, of liabilities reflected or reserved against in the Financials or incurred in the ordinary course of business consistent with past practice;

(p)           engage in any transaction with any Related Party other than in the ordinary course of business consistent with past practice;

(q)           close any clinics other than closures of those clinics set forth on Section 5.1.2(q) of the Disclosure Schedule;

(r)            enter into any interest rate, currency, equity or commodity swaps, hedges, derivatives, forward sales contracts or other similar financial instruments;

(s)            fail to use commercially reasonable efforts to cause its current insurance policies or any of the coverage thereunder not to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance companies of nationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect;

(t)            approve or adopt a plan of liquidation or resolutions providing for the liquidation or dissolution of the Company;

(u)           induce or otherwise entice, through discounts, rebates or other incentives, any customers of the Company to prepay for the provision of products or services in advance of the delivery of such products or services of the Company, except in each case in the ordinary course of business consistent with past practice;

(v)           other than amendments required by applicable Law or required to maintain the Tax-qualified status of any Company Employee Plan under Section 401(a) of the Code, enter into, adopt, establish, terminate or amend any Company Employee Plan (or any arrangement that would be a Company Employee Plan if it was in effect on the date hereof);

(w)          (i) change any Tax or accounting election, method, practice or policy, (ii) fail to pay any Tax as such Tax becomes due and payable, (iii) file any amended Tax Return, or prepare or file any Tax Return in a manner inconsistent with past practice or applicable Law, (iv) enter into any closing agreement, settlement or compromise of any claim or assessment, in each case in respect of Taxes, or (v) consent to any extension or waiver of any limitation period with respect to any claim or assessment for Taxes;

(x)           fail to make cash payments in respect of the liabilities associated with any of the Excluded Accounts in the ordinary course of business consistent with past practice (including making payments to employees or otherwise processing payroll);

(y)           commit to undertake any capital expenditures exceeding $100,000 for any individual project after the Closing, or defer or fail to make any material capital expenditure substantially in accordance with the schedule of capital expenditures set forth on Section 3.8.5(g) of the Disclosure Schedule; or

(z)           enter into any contract, agreement, commitment or arrangement to do any of the foregoing.

5.1.3.      From immediately prior to the close of business on the day prior to the Closing Date until the Closing, neither the Company nor any Company Subsidiary shall declare, set aside or pay any dividend on, or make any other actual or deemed distribution or payment (whether in cash, stock or property) in respect of, any of its capital stock, except for cash dividends that have been taken into account in the amount of cash and cash equivalents used in calculating Estimated Working Capital.

5.2          No Solicitations.  From the date of this Agreement through the Closing, the Company and the Company Subsidiaries shall not, and the Company and the Company Subsidiaries shall not permit their officers, directors, employee representatives or agents to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with, or provide any information or assistance to, any Person or group of Persons (other than Buyer or its Affiliates) concerning any merger, sale of assets or sale of equity of, or other acquisition of, the Company or any of the Company Subsidiaries.

5.3          Regulatory Filings.

5.3.1.      Subject to the terms of this Section 5.3, Buyer shall use its reasonable best efforts to obtain all authorizations, consents, orders and approvals of all Governmental Entities and officials that may be or become necessary for its and Merger Sub’s execution and delivery of, and the performance of their obligations pursuant to, this Agreement and will cooperate fully with the Company and the Holder Representative in promptly seeking to obtain all such authorizations, consents, orders and approvals.  Buyer and the Company each agree to make promptly their respective filing, but in any event within seven (7) Business Days of the date hereof, pursuant to the HSR Act with respect to the transactions contemplated by this Agreement and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to the HSR Act.  Buyer and the Company agree to make as promptly as practicable after the date of this Agreement their respective filings and notifications, if any, under any other applicable antitrust, competition or trade regulation Law, and to supply as promptly as practicable to the appropriate Governmental Entities any additional information and documentary material that may be requested pursuant to such Laws.  All fees and other payments to any Governmental Entities incurred in connection with this Section 5.3 shall be paid by Buyer.

5.3.2.      Without limiting the generality of Buyer’s obligations pursuant to Section 5.3.1, Buyer shall, and shall cause Merger Sub and each of its other Affiliates to, use its reasonable best efforts to take any and all steps necessary to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Governmental Entity or any other Person so as to enable the Parties to expeditiously consummate the transactions contemplated hereby no later than the Outside Date.

5.3.3.      No actions taken pursuant to this Section 5.3 shall be considered for purposes of determining whether a Material Adverse Effect has occurred.

5.3.4.      Each Party shall keep the other Parties apprised of the content and status of any communications with, and communications from, any Governmental Entity with respect to the transactions contemplated hereby, including promptly notifying the other Parties of any communication it or any of its Affiliates receives from any Governmental Entity relating to any review or investigation of the transactions contemplated hereby under the HSR Act or any other antitrust, competition or trade regulation Law and shall permit the other Parties to review in advance (and to consider any comments made by the other Parties in relation to) any proposed communication by such Party to any Governmental Entity relating to such matters.  No Party shall agree to participate in any substantive meeting, telephone call or discussion with any Governmental Entity in respect of any filings, investigation or other inquiry unless it consults with the other Parties in advance and, to the extent permitted by such Governmental Entity, gives the other Parties the opportunity to attend and participate at such meeting, telephone call or discussion.  Subject to the Confidentiality Agreement, the Parties shall coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other Parties may reasonably request in connection with the foregoing and in seeking early termination of any applicable waiting periods including under the HSR Act.  Subject to the Confidentiality Agreement, the Parties shall provide each other with copies of all correspondence, filings or communications between them or any of their representatives, on the one hand, and any Governmental Entity or members of its staff, on the other hand, with respect to this Agreement and the transactions contemplated by this Agreement; provided, that materials may be redacted (a) as necessary to comply with contractual arrangements, and (b) as necessary to address reasonable attorney-client or other privilege or confidentiality concerns.

5.3.5.      Until receipt of all authorizations, approvals or consents under the HSR Act required for the consummation of the Merger, Buyer shall not enter into any agreement or transaction (including any merger or acquisition) that would reasonably be expected to make it materially more difficult, or to materially increase the time required, to (a) obtain the expiration or termination of the waiting period under the HSR Act, or any other antitrust, competition or trade regulation Law, applicable to the transactions contemplated hereby, (b) avoid the entry of, the commencement of litigation seeking the entry of, or to effect the dissolution of, any injunction, temporary restraining order or other order that would materially delay or prevent the consummation of the transactions contemplated hereby or (c) obtain all authorizations, consents, orders and approvals of Governmental Entities referenced in Sections 6.1.4 or 6.2.5.

5.4          Inspection.  Subject to (i) applicable Laws and doctrines of attorney-client privilege and (ii) confidentiality obligations and similar restrictions applicable to information furnished to the Company or the Company Subsidiaries by third Persons that prohibit disclosure to Buyer or its accountants, counsel, financial advisors, financing sources and other representatives, during the period from the date hereof through the Closing, the Company shall afford to Buyer and its accountants, counsel, financial advisors, financing sources and other representatives reasonable access to, during normal business hours, all of the Company’s and the Company Subsidiaries’ employees, officers, agents, offices and properties and permit them to make such inspections as they may reasonably require of all of the Company’s and the Company Subsidiaries’ books, contracts, commitments and records; provided, that, all requests for access

(including any requests for access to employees) shall be directed only to Geoffrey Coutts of Houlihan Lokey (it being understood that Buyer will not attempt to contact any employees, customers or suppliers of the Company except pursuant to reasonable procedures and constraints mutually agreed (which agreement shall not be unreasonably withheld, conditioned or delayed) upon by the Holder Representative and Buyer).  All information obtained pursuant to this Section 5.4 shall be kept confidential in accordance with Section 5.6.  The Company and the Company Subsidiaries shall use their respective commercially reasonable efforts to (x) minimize the effects of the restrictions referenced in clauses (i) and (ii) of this Section 5.4 and (y) to the extent such restrictions prevent access reasonably requested by Buyer or its accountants, counsel, financial advisors, financing sources and other representatives, provide a reasonable alternative to such access.

5.5          Public Disclosure.  Unless otherwise required by Law or by obligations pursuant to any listing agreement with, or the rules or regulations of, any national securities exchange or stock market (in which case the Party required to make the disclosure will use its commercially reasonable efforts to provide the other Parties reasonable opportunity to participate in crafting the disclosure), no disclosure (whether or not in response to an inquiry) of the fact or subject matter of this Agreement (or any of the transactions contemplated hereby) shall be made by any Party at any time other than to agents and representatives of the Parties as necessary to consummate the transactions contemplated by this Agreement, unless approved in writing by the other Parties prior to release, such approval not to be unreasonably withheld, conditioned or delayed.  Notwithstanding anything to the contrary herein, the Debt Financing Sources, their representatives and Buyer’s professional advisors may (i) publish “tombstones” or other customary announcements which do not contain pricing details that are not otherwise publicly available and (ii) make public statements or communications in connection with the Debt Financing (or any Alternate Debt Financing) so long as such statements or communications are afforded confidential treatment to the same extent as other confidential information customarily provided to Persons in the context of similar financings.  For the avoidance of doubt, disclosures resulting from the parties’ efforts to obtain approval or early termination under the HSR Act and to make any related filing shall be deemed not to violate this Agreement.

5.6          Confidentiality.  The Confidentiality Agreement dated November 2, 2015 previously executed by Buyer (the “Confidentiality Agreement”) shall remain in full force and effect notwithstanding the execution of this Agreement; provided that (a) for the avoidance of doubt, the Debt Financing Sources (and any sources of Alternate Debt Financing) shall be considered “Representatives” under the terms of the Confidentiality Agreement and (b) Buyer and its Affiliates shall be permitted to make any disclosures required by Law or by obligations pursuant to any listing agreement with, or rules or regulations of, any national securities exchange or stock market.  The Confidentiality Agreement shall automatically terminate and be of no further force or effect as of the Effective Time.

5.7          Expenses.  Except as otherwise expressly provided herein (including in Sections 5.3, 5.8 and 9.3), whether or not the transactions contemplated hereby are consummated, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby, including all legal, accounting, investment banking, broker, financial advisory, consulting and other fees and expenses of third Persons incurred by a Party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the transactions contemplated hereby shall be paid by the Party incurring such fees and expenses.

5.8          Director and Officer Indemnification and Insurance.  Until the sixth (6th) anniversary of the Closing, Buyer agrees that it will cause the Surviving Corporation and each Company Subsidiary (1) not to amend, repeal or modify any agreement entered into between the Company or any Company Subsidiary and any present or former director, manager or officer set forth on Section 5.8 of the Disclosure Schedule, or any provision in the Company’s or any of the Company Subsidiaries’ organizational documents, in each case as in existence on the date hereof, providing for the exculpation, indemnification or advancement of expenses of any present and former director, manager and officer (as applicable) of the Company or the applicable Company Subsidiary (unless and to the extent required by Law), and (2) to continue to indemnify and hold harmless each present and former director, manager and officer (as applicable) of the Company or applicable Company Subsidiary as provided as of the date hereof in the agreements and organizational documents referenced in (1) above.  The Company and the Company Subsidiaries shall obtain as of the Closing Date a “tail” insurance policy with a claims period of six (6) years from the Closing Date with at least the same coverage and amounts, and containing terms and conditions that are not less advantageous to the directors, managers and officers (as applicable) of the Company and each Company Subsidiary, as the directors and officers insurance policy or policies in effect as of the date of this Agreement, in each case with respect to claims arising out of or relating to events which occurred on or prior to the Closing Date (including in connection with the transactions contemplated by this Agreement).  The premium for such insurance policy shall be a Company Transaction Expense.  The present and former directors, managers and officers of the Company and Company Subsidiaries shall be and are third party beneficiaries of this Section 5.8.

5.9          Commercially Reasonable Efforts.  Subject to the terms and conditions provided in this Agreement, each of the Parties agrees to use commercially reasonable efforts to take, or cause to be taken, all actions, and to do promptly, or cause to be done, and to assist and cooperate with the other Parties in doing, all things necessary, proper or advisable to consummate and make effective the transactions contemplated by this Agreement.  The Company and the Company Subsidiaries shall use commercially reasonable efforts to obtain consents, waivers or approvals, as applicable, in respect of each of the Required Consent Leases prior to Closing.  The Required Consent Leases and the 4-Wall EBITDA of the clinics covered by each such Lease are set forth on Schedule 5.9.

5.10        Tax Matters.

5.10.1.    Cooperation; Audits; Tax Returns; Payment of Taxes.

(a)           In connection with the preparation of Tax Returns and any Tax Contest for any taxable period ending before or including the Closing Date, the Surviving Corporation, on the one hand, and the Holder Representative, on the other hand, shall cooperate fully with each other, including the furnishing or making available during normal business hours of records, personnel (as reasonably required, with reasonable advance notice and during normal business hours), books of account, powers of attorney or other materials reasonably necessary for the preparation of such Tax Returns and the conduct or the defense of any Tax Contest.  The Surviving Corporation (i) shall retain all books and records with respect to Tax matters pertinent to the Surviving Corporation or any of its Subsidiaries relating to any taxable period beginning before the Closing Date and (ii) give the Holder Representative reasonable written notice prior to transferring, destroying or discarding any such books and records and allow the Holder

Representative to take possession of such books and records, in each case until the expiration of the applicable statute of limitations (including any extensions).

(b)           Buyer and the Holder Representative shall, upon the other’s request, use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the transactions contemplated hereby).  Buyer shall cause the tax year of each of the Surviving Corporation and its Subsidiaries to end at the end of the day on the Closing Date for federal and applicable state, and local income Tax purposes, to the extent permitted under applicable Law.  Buyer will file consolidated U.S. federal income Tax Returns with each of the Surviving Corporation and its corporate Subsidiaries for the taxable period beginning immediately after the Closing Date.

(c)           The Surviving Corporation shall prepare or cause to be prepared all Tax Returns of the Surviving Corporation and its Subsidiaries.  In the case of any Income Tax Return of the Surviving Corporation and its Subsidiaries for any Pre-Closing Tax Period, the Surviving Corporation shall prepare or cause to be prepared all such Tax Returns in a manner, and pursuant to principles, consistent with similar Tax Returns for prior periods, except as required by applicable Law. The Surviving Corporation shall send a draft of any such Tax Return to the Holder Representative at least thirty (30) days before the due date for such Tax Return (including any applicable extensions) for the Holder Representative’s review and comment. The Surviving Corporation shall incorporate any reasonable comments of the Holder Representative to such Tax Return, but only to the extent such comments are received no later than ten (10) days prior to the due date for such Tax Return (including any applicable extensions) and relate to Taxes that would be payable or indemnifiable by the Sellers pursuant to the terms of this Agreement.  For any Tax Return (which Tax Returns shall be prepared in a manner, and pursuant to principles, consistent with similar Tax Returns for prior periods, except as required by applicable Law) of the Surviving Corporation and its Subsidiaries for any Pre-Closing Tax Period that is not an Income Tax Return, the Surviving Corporation shall provide the Holder Representative with calculations and appropriate documentation of the amount of any Taxes owed by Sellers with respect to such Tax Return (determined in accordance with the principles of Section 5.10.6), subject to the review and consent of the Holder Representative (not to be unreasonably conditioned, withheld or delayed) (each, a “Non-Income Tax Calculation”).

(d)           The Holder Representative and Buyer shall (i) in the case of any Tax Return described in the second sentence of Section 5.10.1(c), cause the Escrow Agent to pay to Buyer or the Surviving Corporation from the Indemnity Escrow Account an amount equal to any Taxes shown as due on such Tax Return (other than any Taxes that reduce Final Merger Consideration on account of their inclusion in Net Working Capital) no later than two (2) Business Days prior to the due date for such Tax Return (including applicable extensions) and (ii) in the case of any Tax Return described in the last sentence of Section 5.10.1(c), cause the Escrow Agent to pay to Buyer or the Surviving Corporation from the Indemnity Escrow Account an amount equal to any Taxes shown as allocable to the Sellers on the relevant Non-Income Tax Calculation, as consented to by the Holder Representative pursuant to Section 5.10.1(c) (other than any Taxes that reduce Final Merger Consideration on account of their inclusion in Net Working Capital) no later than ten (10) days after receiving notice from the Surviving Corporation of the amount of such Taxes.  Any Taxes described in the last sentence of Section

5.10.1(c) that are not paid pursuant to Section 5.10.1(d)(ii) may be submitted in a Claim Notice pursuant to Section 8.4.2.

5.10.2.    Controversies.  Notwithstanding any conflicting provisions in Article VIII, this Section 5.10.2 shall control any Tax Contest relating to the Surviving Corporation or any of its Subsidiaries. Each of the Surviving Corporation and the Holder Representative shall promptly notify the other Party of its receipt (or any of its Affiliate’s receipt) of any notice of any Tax Contest relating to the Surviving Corporation or any of its Subsidiaries from any Governmental Entity.  The Holder Representative may participate in and, upon written notice to the Surviving Corporation, assume the defense of any such Tax Contest that would reasonably be expected to cause a material indemnification obligation of the Sellers pursuant to Section 8.2; provided, however, that the Holder Representative will not have the right to assume the defense of a Tax Contest for a Straddle Period.  If the Holder Representative assumes such defense, the Holder Representative shall have the authority, with respect to any such Tax Contest, to represent the interests of the Surviving Corporation or any of its Subsidiaries before the relevant Governmental Entity and the Holder Representative shall have the right to control the defense, compromise or other resolution of any such Tax Contest subject to the limitations contained herein, including responding to inquiries, and contesting, defending against and resolving any assessment for additional Taxes or notice of Tax deficiency or other adjustment of Taxes of, or relating to, such Tax Contest; provided, that the Holder Representative will not be entitled to settle or otherwise close any such Tax Contest without the prior written consent of Buyer, which consent shall not be unreasonably conditioned, withheld or delayed. The Surviving Corporation shall provide the Holder Representative with any documentation or authorizations necessary for the Holders Representative to have the foregoing powers. The Surviving Corporation shall have the right (but not the duty) to participate in the defense of such Tax Contest and to employ counsel, solely at its own expense, separate from the counsel employed by the Holder Representative.  The Holder Representative shall keep the Surviving Corporation reasonably informed with respect to the commencement, status and nature of any such Tax Contest, and will, in good faith, allow the Surviving Corporation to consult with it regarding the conduct of or positions taken in any such proceeding.  If the Holder Representative chooses not to assume (or is otherwise not permitted to assume) the defense of a Tax Contest, the Surviving Corporation shall assume such defense in good faith.  In such event, the Surviving Corporation shall keep the Holder Representative reasonably informed with respect to the commencement, status and nature of any such Tax Contest and shall not enter into any settlement of or otherwise compromise any such Tax Contest to the extent that it adversely affects the Tax liability of the Surviving Corporation or any of its Subsidiaries that is indemnifiable pursuant to Section 8.2 without the prior written consent of the Holder Representative, which consent shall not be unreasonably conditioned, withheld or delayed.

5.10.3.    Amendment of Tax Returns.  Neither the Surviving Corporation nor any of its Affiliates shall amend, refile, revoke or otherwise modify any Tax Return or Tax election of the Company with respect to a Pre-Closing Tax Period (including, in each case, pursuant or with respect to any voluntary disclosure or similar program) if such amendment, refiling, revocation or other action would reasonably be expected to increase Taxes that would be payable or indemnifiable by the Sellers pursuant to the terms of this Agreement, in each case without the prior written consent of the Holder Representative, which consent shall not be unreasonably conditioned, withheld or delayed. Notwithstanding the foregoing, this Section 5.10.3 shall not apply to any amendment, refiling, revocation or other action related to escheat or any other Law with respect to unclaimed property.

5.10.4.    Transfer Taxes.  All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest and any costs or fees related to any related Tax Returns) incurred in connection with the transactions contemplated by this Agreement will be borne equally by the Buyer, on the one hand, and the Sellers, on the other hand, when due, and all necessary Tax Returns and other documentation with respect to such Taxes and fees will be prepared and filed by the party required to file such Tax Returns in accordance with applicable Law.

5.10.5.    Refunds and Credits.  Except to the extent included in the calculation of Final Working Capital, any income Tax refund received by the Surviving Corporation (or any of its Affiliates), and any credits in lieu of refunds to which the Surviving Corporation (or any of its Affiliates) shall become entitled, in each case of or with respect to income arising in a Pre-Closing Tax Period, shall be for the account of the Sellers, and the Surviving Corporation shall pay over to the Payment Agent and the Surviving Corporation, in accordance with Section 2.6.2(k), for payment to the Sellers pursuant to the final sentence of Section 2.6.1 an amount equal to such refund or credit within ten (10) days after receipt or utilization thereof.  Any amount payable under this Section 5.10.5 that is taxable as compensation shall be paid to the Surviving Corporation for distribution in accordance with Section 2.6.2(d) and, to the extent applicable, Section 2.6.2(e); provided, that, consistent with Section 8.2.4(a), to the extent any Buyer Indemnitee is entitled to indemnification pursuant to Section 8.2.1(d), Buyer or the Surviving Corporation may set-off, in satisfaction of such indemnification, any payment otherwise required to be made to the Payment Agent or the Surviving Corporation for the benefit of the Sellers under this Section 5.10.5 on a dollar-for-dollar basis (it being understood that the amount of such set-off shall reduce on a dollar-for-dollar basis such indemnification obligation of Sellers).

5.10.6.    Allocation of Certain Taxes.  In the case of any Straddle Period, the amount of (a) any Taxes of the Company or any Company Subsidiary based on or measured by income, gross or net sales, payroll, or payments or receipts for such taxable period shall be allocated to the pre-Closing and post-Closing portion of such Straddle Period based on an interim closing of the books as of the end of the day on the Closing Date (excluding, solely for purposes of this clause (a), taxable items arising on the Closing Date, but after the Closing, on account of any transaction not in the ordinary course of business) and (b) any real property, personal property, ad valorem or other similar Taxes of the Company or any Company Subsidiary for such Straddle Period shall be allocated to the pre-Closing and post-Closing period on a per diem basis (excluding, solely for purposes of this clause (b), any such Taxes arising as a result of the reassessment of property resulting from transactions occurring on the Closing Date, but not before the Closing, or after the Closing Date).

5.10.7.    FIRPTA Compliance.  At or prior to the Closing, the Holder Representative shall deliver to Buyer a certificate, which complies in form and substance with the requirements of Treasury Regulation Section 1.897-2(h) and acceptable to Buyer, so that Buyer is exempt from withholding with respect to any amount paid hereunder pursuant to Treasury Regulation Section 1.1445-2(c)(3)(i).

5.10.8.    Adjustment to Purchase Price.  Except as required by applicable Law, any payment by Buyer, any Seller or the Holder Representative, as the case may be, pursuant to Sections 2.8.2 and 5.10.5, and Article VIII, will be treated as an adjustment to the Initial Merger Consideration for applicable Tax purposes

5.10.9.           Section 280G.

(a)           The Company shall, no later than five (5) days prior to the Closing Date, use its commercially reasonable efforts to (i) secure from each Person who has a right or potential right to any payments or benefits under any Company Employee Plan or otherwise that is “contingent “ (within the meaning of Code Section 280G) on the transactions contemplated by this Agreement and that would constitute a “parachute payment “ (within the meaning of Code Section 280G) a waiver, subject to the approval described in clause (ii), of such Person’s rights to all of such parachute payments (the “Waived 280G Benefits”) and (ii) solicit the approval of the stockholders of the Company, to the extent and in the manner required under Code Section 280G(b)(5)(B) and the regulations promulgated thereunder, of any Waived 280G Benefits.  Any of the Waived 280G Benefits which fail to be approved by the stockholders of the Company as contemplated above shall not be made or provided.

(b)           Not less than five (5) Business Days prior to distributing any waivers, consents or other stockholder voting materials, the Company shall provide Buyer with its Section 280G calculations and copies of all such materials and Buyer shall have the right to review and comment on all such documents and materials (with such reasonable comments to be considered by the Company in good faith).

(c)           Prior to the Closing Date, the Company shall deliver to the Buyer evidence that a vote of the Company’s stockholders was solicited in accordance with the provisions of this Section 5.10.9 and that either (i) the requisite number of stockholder votes was obtained with respect to the Waived 280G Benefits (the “280G Approval”), or (ii) that the 280G Approval was not obtained.  Nothing in this Agreement shall require, or be deemed to require, any specific outcome of the stockholder vote described in Section 5.10.9(a).

5.11        Employees; Benefit Plans.

5.11.1.    The Company shall terminate its 401(k) Plan (the “401(k) Plan”) no later than the day prior to the Closing Date, by resolution adopted by the Company’s board of directors which indicates the specific date, month and year of termination, on terms reasonably acceptable to Buyer, and simultaneously amend the 401(k) Plan to the extent necessary to comply with all applicable Laws to the extent not previously amended and to permit participants in the 401(k) Plan to rollover any outstanding loan promissory notes to a qualified plan of another employer.  Prior to adopting any such resolutions or amendments to the 401(k) Plan, Buyer shall have the right to review and comment on same (with such reasonable comments to be considered by the Company in good faith).  At the Closing, the Company shall deliver to Buyer a certified copy of such resolutions of the Company’s board of directors.  As soon as reasonably practicable after the Closing (and after all required testing has been performed and corrective contributions and distributions, if any, have been made), but in no event later than the one-year anniversary of the Closing Date, Buyer shall, and shall cause the Surviving Corporation, to take all actions necessary to wind up the 401(k) Plan.  If any amounts accrued under the 401(k) Plan are withheld from the 401(k) Plan participants’ paychecks three (3) Business Days or less prior to the Closing Date, and if such amounts are not remitted to the 401(k) Plan by the Company prior to the Closing, Buyer shall cause the Surviving Corporation to remit such amounts to the 401(k) Plan.

5.11.2.    During the period commencing at the Closing and ending on the last day of the calendar year in which the Closing occurs (or if earlier, the date of the employee’s termination of employment with the Surviving Corporation or any of its Subsidiaries), Buyer shall cause the Surviving Corporation or its Subsidiaries to provide each employee who is employed by the Company or a Company Subsidiary as of the Closing and who remains employed by the Surviving Corporation or any of its Subsidiaries immediately after the Closing (each a “Continuing Employee”) with (i) the base salary and annual cash bonus opportunity (but, for the avoidance of doubt, excluding any change in control or transaction bonus opportunity), if any, that is no less favorable than that provided to such Continuing Employee immediately prior to the Closing and (ii) except with respect to any compensation or benefits payable under any equity or equity-based incentive plan or arrangement, defined benefit pension plan or arrangement or change in control plan or arrangement, other employee benefits that are, in the aggregate, substantially comparable to those provided to similarly situated employees of the Buyer during such period.  For the avoidance of doubt, nothing in this Section 5.11.2 shall be deemed to limit or modify the obligation of the Company or any Company Subsidiary to comply with any change in control or transaction bonus relating to any change of control or transaction entered into after the Effective Time in accordance with the terms of any contract as in effect on the date of this Agreement.

5.11.3.    With respect to any employee benefit plan (other than any plan that provides for equity awards, defined benefit pension benefits or change in control benefits) maintained by Buyer or its Affiliates, including the Surviving Corporation and any of its Subsidiaries after the Closing, (collectively, “Buyer Benefit Plans”) in which any Continuing Employees will participate effective as of the Closing and for which eligibility depends on length of service, Buyer shall, or shall cause the Surviving Corporation or any applicable Subsidiary thereof to, recognize all service of the Continuing Employees with the Company and the Company Subsidiaries as of and through the Closing Date to the extent recognized under a comparable Company Employee Plan, as if such service were with Buyer or its Affiliates, solely for eligibility (but not vesting) purposes under any such Buyer Benefit Plan; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits.

5.11.4.    This Section 5.11 shall be binding upon and inure solely to the benefit of each of the Parties to this Agreement, and nothing in this Section 5.11, express or implied, shall confer upon any Continuing Employee or any other Person any rights or remedies of any nature whatsoever under or by reason of this Section 5.11.  Nothing contained herein, express or implied, shall be construed to establish, amend or modify any benefit plan, program, agreement or arrangement, nor shall this Section 5.11 be deemed to limit the right of the Company, any Company Subsidiary, the Surviving Corporation, Buyer or any of their respective Affiliates from modifying, terminating or amending any Company Employee Plan after the Closing.  The Parties acknowledge and agree that the terms set forth in this Section 5.11 shall not create any right in any employee, any Continuing Employee or any other Person to any continued employment or compensation or benefits of any nature or kind whatsoever.

5.12        Conflict and Privilege Matters.

5.12.1.    Waiver of Conflicts.  Effective as of the Closing, Buyer hereby waives and agrees not to assert, and Buyer agrees to cause the Surviving Corporation and the Company Subsidiaries to waive and not to assert, any conflict of interest arising out of or relating to any representation after the Closing of the Holder Representative, any Seller, any of their respective Affiliates (any such Person, a “Designated Person”) in any matter involving this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby (including any litigation, arbitration, mediation or other proceeding and including any matter regarding the negotiation, execution, performance or enforceability hereof or thereof) by any legal counsel to the extent such legal counsel has represented, or will represent prior to the Closing, any Designated Person, the Company or any Company Subsidiary in connection with this Agreement or any agreement, certificate, instrument or other document executed or delivered pursuant to this Agreement or any transaction contemplated hereby or thereby (including the negotiation, execution or performance hereof or thereof).

5.12.2.    Attorney-Client Privilege.  The attorney-client privilege, attorney work-product protection and expectation of client confidence arising from each legal counsel’s representation of the Company, any Company Subsidiary, any Seller or the Holder Representative, as applicable, prior to the Closing in connection with this Agreement and the transactions contemplated hereby, and all information and documents reflecting such privilege or protected communication, shall belong to and be controlled by the applicable Sellers or the Holder Representative, as applicable, and may be waived only by the applicable Sellers or Holder Representative, as applicable, and not the Company, and shall not pass to or be claimed or used by Buyer, the Company, any Company Subsidiary or the Surviving Corporation.

5.13        Payment Agent and Surviving Corporation.

5.13.1.    Prior to the Closing Date, Buyer shall engage the Payment Agent pursuant to the Payment Agent Agreement, and shall cause the Payment Agent to take all action and to do all things which the Payment Agent is required to do under this Agreement.

5.13.2.    From and after the Effective Time, Buyer shall cause the Surviving Corporation to make all payments which the Surviving Corporation is required to pay under this Agreement.

5.14        Financing.

5.14.1.    Buyer shall use its reasonable best efforts to take, or cause to be taken, all actions and to use its reasonable best efforts to do, or cause to be done, all things necessary, proper or advisable to obtain the Debt Financing on the terms and conditions described in the Debt Commitment Letter (taking into account the relevant “market flex “ provisions of the Fee Letter (as defined in the Debt Commitment Letter)), including using its reasonable best efforts to (a) maintain in effect the Debt Commitment Letter in accordance with its terms, (b) satisfy all conditions and covenants in the Debt Commitment Letter that are a condition to the funding thereunder, in each case, that are within its control, (c) enter into definitive agreements with respect thereto on the terms and conditions contemplated by the Debt Commitment Letter (taking into account any “market flex “ provisions set forth in the Fee Letter), and (d) consummate the Debt Financing at or prior to Closing on substantially the terms and conditions of the Debt Commitment Letter.

5.14.2.    Buyer shall not permit any amendment or modification to be made to, or any waiver of any provision or remedy under, the Debt Commitment Letter or the definitive agreements with respect thereto, if such amendment, modification or waiver would (a) reduce the aggregate principal amount of the Debt Financing (unless, if required to effect the Closing on the terms set forth herein, Buyer agrees to use its cash on hand) or (b) impose new or additional conditions or other terms or otherwise materially expand, amend or modify any of the conditions to the receipt of the Debt Financing or other terms in a manner that would reasonably be expected to (i) materially delay, impair or prevent the consummation of the transactions contemplated by this Agreement, (ii) make, in any material respect, the timely funding of the Debt Financing or satisfaction of the conditions to obtaining the Debt Financing materially less likely to occur or (iii) adversely impact, in any material respect, the ability of Buyer to enforce its rights against other parties to the Debt Commitment Letter or to draw upon and consummate the Debt Financing.

5.14.3.    If any portion of the Debt Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letters (other than due to the failure of a condition to the consummation of the Debt Financing resulting from a breach of any representation, warranty, covenant or agreement of Company or Holder Representative set forth in this Agreement), Buyer shall, as promptly as practicable following the occurrence of such event, use its reasonable best efforts to arrange and obtain from alternative sources alternative financing on terms and conditions that are not materially less favorable to Buyer (taking into account the relevant “market flex” provisions set forth in the Fee Letter), taken as a whole, than those set forth in the Debt Commitment Letter in an amount at least equal to the Debt Financing or such unavailable portion thereof (the “Alternate Debt Financing”), and to obtain a new commitment letter with respect to such Alternate Debt Financing (the “New Debt Commitment Letter”), a copy of which shall be promptly provided to the Company.  In the event any New Debt Commitment Letter is obtained, (a) any reference in this Agreement to the Debt Financing shall mean the debt financing contemplated by the Debt Commitment Letter as modified pursuant to subsection (b) below, and (b) any reference in this Agreement to the “Debt Commitment Letter” shall be deemed to include the Debt Commitment Letter or Letters that are not superseded by a New Debt Commitment Letter at the time in question and the New Debt Commitment Letter or Letters to the extent then in effect.

5.14.4.    Upon written request by the Company from time to time, Buyer shall apprise the Company on a reasonably current basis and in reasonable detail with respect to all material activity concerning the status of its efforts to arrange the Debt Financing.  Without limiting the foregoing, Buyer shall notify the Company promptly, and in any event within two (2) Business Days after it becomes aware thereof, (a) of any breach or default by any party to any Debt Commitment Letter or definitive agreements with respect thereto, (b) of the receipt by Buyer of any written notice or other communication (other than negotiations of the definitive agreements with respect to the Debt Financing) from any Debt Financing Source with respect to any breach, default, termination or repudiation by any party to any Debt Commitment Letter or any definitive agreement related thereto of any provision of any Debt Commitment Letter or any definitive agreements with respect thereto or (c) if for any reason Buyer no longer believes in good faith that it will be able to obtain all or any portion of the Debt Financing.  Buyer shall not enter into any agreement or undertaking that would reasonably be expected to materially impair, delay or prevent the consummation of the Financing.

5.14.5.    The Company, the Company Subsidiaries and their respective representatives shall, at Buyer’s expense, use reasonable best efforts to cooperate in connection with the arranging, obtaining, syndication and consummation of any Debt Financing (including any Alternate Debt Financing) being arranged by Buyer or its Affiliates in connection herewith as may be reasonably requested by Buyer or the Debt Financing Sources (provided, that such requested cooperation does not unreasonably interfere with the ongoing operations of the Company and the Company Subsidiaries); including reasonable best efforts with respect to (i) promptly providing to Buyer and the Debt Financing Sources the Required Bank Information and such other reasonably available financial and other information regarding the Company and any of the Company Subsidiaries as required under the Debt Commitment Letter or otherwise reasonably requested by the Buyer, any Debt Financing Source or prospective lender in order to syndicate or consummate the Debt Financing and delivering customary authorization letters in connection with the information memoranda, investor presentations, rating agency memoranda and similar documents, including, if the Closing has not occurred prior to March 30, 2016, audited consolidated financial statements of the Company and the Company Subsidiaries for the year ending December 31, 2015, (ii) furnishing at least five (5) Business Days prior to the Closing Date all required documentation and other information required by applicable governmental authorities under applicable “know your customer” and anti-money laundering rules and regulations, including the U.S.A. Patriot Act of 2011, but in each case solely relating to the Company and the Company Subsidiaries, as applicable, (iii) reasonably facilitating the pledging of collateral on the Closing Date with respect to any pledge or grant that becomes effective on or after the Closing Date, (iv) reasonably assisting in obtaining any corporate credit and family ratings and ratings in respect of the Debt Financing from any rating agencies contemplated by the Debt Commitment Letter, (v) obtaining customary consents of accountants for the use of their audit reports in any materials relating to the Debt Financing and (vi) obtaining lien releases at the expense of and as reasonably requested by the Buyer or any Debt Financing Source.  The Company hereby consents to the use of all of its and the Company Subsidiaries’ logos in connection with the Debt Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the Company Subsidiaries or the reputation or goodwill of the Company or any of the Company Subsidiaries. Notwithstanding any other provision set forth herein, the Company agrees that the Buyer may share non-public or confidential information regarding the Company and its business with the Debt Financing Sources, and that such Debt Financing Sources may share such information with potential financing sources in connection with any marketing efforts (including any syndication) in connection with the Debt Financing, provided that (i) the recipients of such information agree to customary confidentiality arrangements and (ii) the Buyer will be responsible for any actions (or inactions) by such recipients that would be deemed a breach of the Confidentiality Agreement as if Buyer had so acted (or not acted).

5.14.6.    Buyer shall, promptly upon the written request of the Company or the Holder Representative reimburse the Company or the Holder Representative for all reasonable and documented out-of-pocket third-party costs and expenses incurred by the Company or the Holder Representative or any of their representatives in connection with the cooperation provided for in Section 5.14.5 (such reimbursement to be made promptly and in any event within three (3) Business Days of delivery of reasonably acceptable documentation evidencing such costs and expenses) and shall indemnify and hold harmless the Company, the Holder Representative and their respective representatives from and against any and all Losses suffered or incurred by them in connection with the arrangement of the Debt Financing and any information utilized in connection therewith (other than information provided by the Company, the Holder Representative or any of their respective representatives or to the extent such Losses result from the gross negligence or willful misconduct of any of the Company, the Company Subsidiaries, the Holder Representative or their respective representatives).  Notwithstanding anything in this Agreement to the contrary, the Company shall not be required to pay any commitment or similar fee or incur any other liability in connection with the Debt Financing prior to the Closing for which it is not reimbursed by Buyer.

5.15        2015 Financial Statements.

5.15.1.    If the Closing has not occurred prior to February 14, 2016, on or before such date the Company shall deliver to Buyer (a) the unaudited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2015 together with the unaudited statements of operations and cash flows for the year then ended (the “Unaudited 2015 Financials”) and (b) a certificate executed on behalf of the Company by the chief financial officer of the Company, dated as of the date of such delivery (the “Unaudited 2015 Financials Certificate”), certifying that (i) the Unaudited 2015 Financials present fairly in all material respects the consolidated financial condition, operating results and cash flows of the Company and the Company Subsidiaries as of the date and during the period indicated therein and (ii) the Unaudited 2015 Financials are true and correct in all material respects and have been prepared in accordance with GAAP consistently applied throughout the periods indicated (except that the Unaudited 2015 Financials do not contain all the notes that may be required by GAAP and are subject to (x) normal, recurring year-end adjustments consistent with past practice and (y) the exceptions set forth in Section 3.8.1 of the Disclosure Schedule).

5.15.2.    If the Closing has not occurred prior to March 30, 2016, on or before such date the Company shall deliver to Buyer (a) the audited consolidated balance sheet of the Company and the Company Subsidiaries as of December 31, 2015 together with consolidated statements of operations and cash flows for the year then ended, together with appropriate notes to such financial statements and accompanied by the report of the Company’s independent public accountants with respect thereto (the “Audited 2015 Financials”) and (b) a certificate executed on behalf of the Company by the chief financial officer of the Company, dated as of the date of such delivery (the “Audited 2015 Financials Certificate”), certifying that (i) the Audited 2015 Financials present fairly in all material respects the consolidated financial condition, operating results and cash flows of the Company and the Company Subsidiaries as of the date and during the period indicated therein and (ii) the Audited 2015 Financials are true and correct in all material respects and have been prepared in accordance with GAAP consistently applied throughout the periods indicated (subject to the exceptions set forth in Section 3.8.1 of the Disclosure Schedule).

5.15.3.    If the Audited 2015 Financials Certificate is delivered by the Company, the Unaudited 2015 Financials Certificate shall cease to be of any further force or effect.

ARTICLE VI
CONDITIONS TO THE CLOSING

6.1          Conditions to the Obligations of the Company.  The obligations of the Company to consummate and effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively with the mutual consent of the Company and the Holder Representative:

6.1.1.      Representations and Warranties.  The representations and warranties of Buyer and Merger Sub contained in this Agreement and each other Transaction Document required to be executed prior to the Closing shall be true and correct in all material respects at and as of the Closing, except for changes permitted or contemplated by this Agreement or where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a material and adverse effect on the ability of Buyer or Merger Sub to consummate the transactions contemplated hereby.

6.1.2.      Covenants.  Each of Buyer and Merger Sub shall have performed and complied in all material respects with all covenants and obligations contained in this Agreement required to be performed and complied with by it at or prior to the Closing.

6.1.3.      No Injunction or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity having jurisdiction over the Company, any Company Subsidiary, Buyer or Merger Sub, and no other Law, legal restraint or prohibition, preventing or otherwise prohibiting the consummation of the transactions contemplated hereby shall be in effect, nor shall any proceeding seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby have been commenced or be pending; nor shall there be any action taken by any Governmental Entity, or any Law, enacted, entered, enforced or deemed applicable to the transactions contemplated hereby, that makes the consummation of the transactions contemplated hereby illegal.

6.1.4.      Governmental Approvals.  All material authorizations, orders, declarations, approvals, notices or consents and filings with Governmental Entities required in connection with the consummation of the transactions contemplated hereby shall have been obtained or made, and all applicable waiting periods (including any extension thereof) under any applicable merger notification or control Laws and regulations relating to the transactions contemplated hereby, including the waiting period under the HSR Act, shall have expired or have been terminated.

6.1.5.      Stockholder Approval.  The Stockholder Consent shall have been obtained and shall be in full force and effect as of the Closing.

6.1.6.      Certificate of Buyer.  The Company shall have been provided with a certificate on behalf of Buyer executed by an executive officer of Buyer, dated as of the Closing Date, certifying as to compliance with the matters set forth in Sections 6.1.1 and 6.1.2 above.

6.1.7.      Escrow Agreement.  The Escrow Agreement shall have been duly executed and delivered by Buyer in accordance with the terms hereof.

6.1.8.      Delivery of Documents.  Buyer shall have delivered to the Company those documents described in Section 2.12.1.

6.2          Conditions to the Obligations of Buyer and Merger Sub.  The obligation of Buyer and Merger Sub to consummate and effect the transactions contemplated by this Agreement shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer:

6.2.1.      Representations and Warranties.  (a) The representations and warranties of the Company contained in this Agreement (other than the Fundamental Representations of the Company but including the representations and warranties set forth in the Unaudited 2015 Financials Certificate or Audited 2015 Financials Certificate, whichever is in effect as of the Closing) and each other Transaction Document required to be executed prior to the Closing shall be true and correct in all respects (disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein) at and as of the Closing with the same force and effect as if made on and as of the Closing Date (other than those representations and warranties which address matters only as of a particular date, which shall have been true and correct only as of such particular date), except where the failure of such representations and warranties to be so true and correct would not have, individually or in the aggregate, a Material Adverse Effect, (b) all of the Fundamental Representations of the Company (other than the representations and warranties set forth in Section 3.2.2 and the first two sentences of Section 3.2.1) shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of the Closing Date and (c) the representations and warranties of the Company set forth in Section 3.2.2 and the first two sentences of Section 3.2.1 are true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except for inaccuracies that, in the aggregate, are de minimis).

6.2.2.      Material Adverse Effect.  Since the date of this Agreement, the Company has not suffered a Material Adverse Effect.

6.2.3.      Covenants.  Each of the Company, the Company Subsidiaries and the Holder Representative shall have (a) performed and complied in all material respects with all covenants and obligations contained in this Agreement (other than the covenants and obligations set forth in Sections 5.1.2(c) and 5.1.2(d)) required to be performed and complied with by it at or prior to the Closing and (b) performed and complied in all respects with the covenants and obligations set forth in Sections 5.1.2(c) and 5.1.2(d).

6.2.4.      No Injunction or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other Governmental Entity having jurisdiction over the Company, any Company Subsidiary, Buyer or Merger Sub, and no other Law, legal restraint or prohibition, preventing or otherwise prohibiting the consummation of the transactions contemplated hereby shall be in effect, nor shall any proceeding seeking to restrain, enjoin or otherwise prohibit the consummation of the transactions contemplated hereby have been commenced or be pending; nor shall there be any action taken by any Governmental Entity, or any Law, enacted, entered, enforced or deemed applicable to the transactions contemplated hereby, that makes the consummation of the transactions contemplated hereby illegal.

6.2.5.      Governmental Approvals.  All material authorizations, orders, declarations, approvals, notices or consents and filings with Governmental Entities required in connection with the consummation of the transactions contemplated hereby shall have been obtained or made, and all applicable waiting periods (including any extension thereof) under any applicable merger notification or control Laws and regulations relating to the transactions contemplated hereby, including the waiting period under the HSR Act, shall have expired or have been terminated.

6.2.6.      Stockholder Approval.  The Stockholder Consent and Required Stockholder Joinders from the Required Stockholders shall have been obtained and shall be in full force and effect as of the Closing and the Drag-Along Notice shall have been delivered to all holders of Common Stock in accordance with Section 2.13.  Prior to the Closing Date, the Company shall have received completed and duly executed Option Cancellation Agreements from Hank Balavender, Dan Dourney and Paul Solomon (complete and correct copies of which shall have been delivered to Buyer), which Option Cancellation Agreements shall be in full force and effect as of the Closing.

6.2.7.      Certificate of the Company.  Buyer shall have been provided with a certificate executed on behalf of the Company by an executive officer of the Company, dated as of the Closing Date, certifying as to compliance with the matters set forth in Sections 6.2.1, 6.2.2 and 6.2.3.

6.2.8.      Third-Party Consents.  (a) Buyer shall have been provided the consents, waivers and approvals, as applicable, in respect of the Consented Leases, and (b) the aggregate 4-Wall EBITDA of the Company’s and the Company Subsidiaries’ clinics for the nine (9) months ended September 30, 2015 which are covered by Consented Leases (excluding clinics that have negative 4-Wall EBITDA, without any allocation of corporate overhead) shall equal at least eighty-five percent (85%) of the aggregate 4-Wall EBITDA of the Company’s and the Company Subsidiaries’ clinics for the nine (9) months ended September 30, 2015 which are covered by Required Consent Leases (excluding clinics that have negative 4-Wall EBITDA , without any allocation of corporate overhead).

6.2.9.      Escrow Agreement.  The Escrow Agreement shall have been duly executed and delivered by the Holder Representative in accordance with the terms hereof.

6.2.10.    Director Resignations.  Each director of the Company shall have resigned in writing.

6.2.11.    Restrictive Covenant Agreements.  The Restrictive Covenant Agreements, each duly executed by the Company and the counterparty thereto, shall have been delivered to the Company on the date of this Agreement and shall be in full force and effect as of the Closing.

6.2.12.    Delivery of Documents.  The Company shall have delivered to Buyer those documents described in Section 2.12.2.

ARTICLE VII
TERMINATION

7.1          Termination Rights.  This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Closing:

7.1.1.      by mutual written consent of the Company and Buyer;

7.1.2.      by Buyer, the Company or the Holder Representative if (a) the Closing has not occurred on or prior to the Outside Date; provided, however, that the right to terminate this Agreement under this Section 7.1.2(a) shall not be available to any Party whose action or failure to act has been the cause of, or resulted in, the failure of the Closing to have occurred on or before such date, or (b) any court or other Governmental Entity having jurisdiction over any Party or Company Subsidiary shall have issued an order, decree or ruling or taken any other action permanently enjoining, restraining or otherwise prohibiting the transactions contemplated by this Agreement and such order, decree, ruling or other action shall have become final and nonappealable;

7.1.3.      by Buyer if (a) Buyer and Merger Sub are not in material breach of their obligations under this Agreement and (b) (i) there has been a material breach of any representation, warranty or covenant contained in this Agreement or any other Transaction Document required to be executed prior to the Closing on the part of the Company or the Holder Representative, or (ii) if any representation or warranty on the part of the Company has become untrue, in either case which would result in the failure of the conditions set forth in Section 6.2.1 or 6.2.3 and such breach or inaccuracy in such representation or warranty shall not have been cured within ten (10) days after receipt by the Company of written notice from Buyer of such breach or inaccuracy;

7.1.4.      by the Company if (a) it is not in material breach of its obligations under this Agreement and (b) (i) there has been a material breach of any representation, warranty or covenant contained in this Agreement or any other Transaction Document required to be executed prior to the Closing on the part of Buyer or Merger Sub, or (ii) if any representation or warranty on the part of Buyer or Merger Sub has become untrue, in either case which would result in the failure of the conditions set forth in Section 6.1.1 or 6.1.2 and such breach or inaccuracy in such representation or warranty shall not have been cured within ten (10) days after receipt by the Buyer of written notice from the Company of such breach or inaccuracy;

7.1.5.      by Buyer if any of the conditions set forth in Section 6.2 shall have become incapable of fulfillment and shall not have been waived in writing by Buyer;

7.1.6.      by the Company if any of the conditions set forth in Section 6.1 (other than the condition set forth in Section 6.1.5) shall have become incapable of fulfillment and shall not have been waived in writing by the Company and the Holder Representative;

7.1.7.      by the Company if (a) all of the conditions set forth in Section 6.2 are satisfied or waived (except for those conditions which by their nature are to be satisfied at Closing, which conditions would have been satisfied assuming a Closing would occur) and

Buyer fails to consummate the Closing no later than the date the Closing should have been consummated pursuant to Section 2.12.3, (b) the Company has irrevocably confirmed to Buyer in writing that (i) all of the conditions set forth in Section 6.1 have been satisfied or waived (except for those conditions which by their nature are to be satisfied at Closing, which conditions would have been satisfied assuming a Closing would occur), (ii) the Company is ready, willing, able and prepared to consummate the Closing and if Buyer performs its obligations hereunder and the Debt Financing is funded then the Company will cause the Closing to occur and (c) Buyer fails to consummate the Closing within two (2) Business Days after the delivery of the confirmation by the Company required by the foregoing clause (b); provided, that such conditions in Article VI remain satisfied and such confirmation remains in full force and effect at the close of business on such second (2nd) Business Day; and

7.1.8.      by Buyer if the Stockholder Consent or the Required Stockholder Joinders are not obtained within the period required pursuant to Section 2.13.

7.2          Manner and Effect of Termination.

7.2.1.      Termination under this Article VII shall be effected by the giving of written notice by Company, Holder Representative or Buyer (as applicable) to the other Parties, which written notice shall specify the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail.  In the event of termination of this Agreement as provided in Section 7.1, this Agreement shall forthwith become void and there shall be no liability or obligation on the part of Buyer, Merger Sub or the Company or their respective officers, directors or securityholders; provided, that the provisions of Sections 5.5 (public disclosure), 5.6 (confidentiality), 5.7 (expenses) and 5.14.6 (financing indemnity) and Article VII (termination) and Article X (general provisions) shall remain in full force and effect and survive any termination of this Agreement; provided, further, that, subject to Section 7.2.3,  nothing contained in this Section 7.2 shall relieve any Party from any liability for any Intentional Breach that occurs prior to the termination of this Agreement; provided, further, however, that if the Company terminates this Agreement pursuant to Section 7.1.7 or Buyer terminates this Agreement pursuant to Section 7.1.2 at a time when (a) all of the conditions set forth in Section 6.2 are satisfied or waived (except for those conditions which by their nature are to be satisfied at Closing, which conditions would have been satisfied assuming a Closing would occur), (b) Buyer and Merger Sub have received the Required Bank Information and any audit opinion included in the Required Bank Information shall not have been withdrawn, and (c) the Required Bank Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Bank Information not misleading and, in each case, the reason that Buyer and Merger Sub failed to consummate the Closing is that the Debt Financing contemplated by the Debt Commitment Letters was not available to be drawn down pursuant to the terms of the Debt Commitment Letter at the time the Closing should have occurred pursuant to this Agreement (other than as a result of Intentional Breach of this Agreement by Parent or Merger Sub and other than the exercise of rights pursuant to Section 5.14.6), then the sole and exclusive remedy of the Company, the Holder Representative, the Sellers and any other Person against Buyer or any of the Buyer Related Parties with respect to the Transaction Matters shall be to receive payment of the Termination Fee pursuant to Section 7.2.2.

7.2.2.      Notwithstanding anything in this Agreement to the contrary, in the event that this Agreement is validly terminated by the Company pursuant to Section 7.1.7 or Buyer terminates this Agreement pursuant to Section 7.1.2 at a time when (a) all of the conditions set forth in Section 6.2 are satisfied or waived (except for those conditions which by their nature are to be satisfied at Closing, which conditions would have been satisfied assuming a Closing would occur), (b) Buyer and Merger Sub have received the Required Bank Information and any audit opinion included in the Required Bank Information has not been withdrawn, and (c) the Required Bank Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Bank Information not misleading, Buyer shall pay to the Company an amount in cash by wire transfer of immediately available funds equal to the Termination Fee, which shall be paid promptly, but in no event later than two (2) Business Days after the effective date of such termination.  In no event shall Buyer and Merger Sub together be required to pay the Termination Fee on more than one (1) occasion at the same or at different times and the occurrence of different events.

7.2.3.      Notwithstanding anything to the contrary contained in this Agreement and except in the case of an Intentional Breach and for the exercise of rights pursuant to Section 5.14.6, in the event that this Agreement is terminated by the Company pursuant to Section 7.1.7 or Buyer terminates this Agreement pursuant to Section 7.1.2 at a time when (a) all of the conditions set forth in Section 6.2 are satisfied or waived (except for those conditions which by their nature are to be satisfied at Closing, which conditions would have been satisfied assuming a Closing would occur), (b) Buyer and Merger Sub have received the Required Bank Information and any audit opinion included in the Required Bank Information has not been withdrawn, and (c) the Required Bank Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Bank Information not misleading and, in either case, Buyer pays the Termination Fee pursuant to Section 7.2.2, (a) the actual receipt by the Company of the Termination Fee shall be deemed to be liquidated damages and payment of the Termination Fee shall be the sole and exclusive remedy of the Company, the Holder Representative, the Sellers and any other Person against Buyer or any of the Buyer Related Parties with respect to the Transaction Matters, (b) neither Buyer nor any of the Buyer Related Parties shall have any other liability or obligation for any or all Losses suffered or incurred by the Company, the Holder Representative, the Sellers or any other Person arising out of or in connection with any of the Transaction Matters and (c) neither the Company, the Holder Representative, any Seller nor any other Person shall be entitled to bring or maintain any other claim, action or proceeding against Buyer or any of the Buyer Related Parties arising out of or in connection with any of the Transaction Matters.

7.2.4.      For the avoidance of doubt, the Company, the Holder Representative and the Sellers shall be entitled to pursue both a grant of specific performance under Section 10.7 and the payment of the Termination Fee under Section 7.2.2, but under no circumstances shall the Holder Representative, the Sellers or the Company be permitted or entitled to receive both a grant of specific performance under Section 10.7 and the payment of the Termination Fee under Section 7.2.2.

7.2.5.      The agreements contained in this Section 7.2 are an integral part of this Agreement and the transactions contemplated hereby and, without these agreements, the Parties would not enter into this Agreement.  In light of the difficulty of accurately determining actual damages with respect to the foregoing matters, the Termination Fee constitutes a reasonable estimate of the Losses that will be suffered if this Agreement or if the Merger are otherwise abandoned or not consummated and constitutes liquidated damages (and not a penalty).  The Buyer Related Parties shall be and are third party beneficiaries of this Section 7.2.

ARTICLE VIII
INDEMNIFICATION

8.1          Survival.  The representations and warranties, covenants and other agreements contained in this Agreement shall survive the Closing as follows: (a) the representations and warranties (including any representation or warranty set forth in the certificates provided pursuant to Section 6.1.6 and Section 6.2.7 with respect to such representations and warranties and any representations and warranties set forth in the Unaudited 2015 Financials Certificate or Audited 2015 Financials Certificate, whichever is in effect as of the Closing) shall survive until and terminate on the date that is fifteen (15) months after the Closing Date; provided, however, that (i) the representations and warranties set forth in Sections 3.1 (organization), 3.2 (capitalization), 3.3 (corporate authorization), 3.6.1 (Subsidiaries), 3.16 (finder fees), 4.1 (organization), 4.2 (corporate authorization), 4.6 (financing) and 4.7 (finder fees) (including any representation or warranty set forth in the certificates provided pursuant to Section 6.1.6 and Section 6.2.7 with respect to such representations and warranties) (collectively, the “Fundamental Representations”) shall survive indefinitely, (ii) the representations and warranties in Section 3.10 (tax matters) (including any representation or warranty set forth in the certificate provided pursuant to Section 6.2.7 with respect to such representations and warranties) shall survive until and terminate on the date that is sixty (60) days following the expiration of the statute of limitations applicable to the subject matter thereof and (iii) the representations and warranties in Section 3.8.4 (accounting controls) (including any representation or warranty set forth in the certificate provided pursuant to Section 6.2.7 with respect to such representations and warranties) shall not survive the Closing and shall terminate at the Closing; and (b) the covenants and other agreements of the Parties contained in this Agreement shall survive the Closing indefinitely unless the covenant or agreement specifies a term, in which case such covenant or agreement shall survive until and terminate on the expiration of the statute of limitations following the date all performance thereunder was due to be performed (the last day of the survival period of any such representation or warranty, or covenant or other agreement, as applicable, its “Survival Termination Date”); provided, as to any claim for which written notice has been duly given in accordance with this Article VIII on or prior to the applicable Survival Termination Date, the underlying representation, warranty, covenant or other agreement, as applicable, shall survive as to such claim until such claim has been finally resolved pursuant to this Article VIII.

8.2          Indemnification of Buyer Indemnitees.

8.2.1.      Subject to the limitations contained in this Section 8.2, Buyer, the Company (from and after the Effective Time) and each of their respective directors, officers, employees, agents, representatives, stockholders, successors, assigns and Affiliates (collectively, the “Buyer Indemnitees”) shall be indemnified and held harmless by, prior to the Effective Time, the Company, and from and after the Effective Time, the Sellers, severally and not jointly, from and against any and all Losses incurred by them in connection with, caused by or resulting or arising out of (a) any breach or inaccuracy of any representation or warranty of the Company or the Holder Representative contained in this Agreement (other than the Fundamental Representations of the Company and the representations and warranties in Section 3.10 (tax matters)) or any representation or warranty set forth in the certificate provided pursuant to Section 6.2.7 with respect to such representations and warranties or any representation or warranty set forth in the Unaudited 2015 Financials Certificate or Audited 2015 Financials Certificate, whichever is in effect as of the Closing, (b) any breach or inaccuracy of any Fundamental Representation of the Company or any representation or warranty set forth in the certificate provided pursuant to Section 6.2.7 with respect to any Fundamental Representation, (c) any failure of (i) the Company or any Company Subsidiary prior to the Closing to perform any covenant, obligation or other agreement of the Company contained in this Agreement required to be performed prior to the Closing or (ii) the Holder Representative to perform any covenant, obligation or other agreement of the Holder Representative contained in this Agreement and any inaccuracy in the certificate provided pursuant to Section 6.2.7 with respect to such covenants, obligations or other agreements set forth in the foregoing clauses (i) and (ii), (d) any (i) breach or inaccuracy of any representation and warranty in Section 3.10 (tax matters) or (ii) Tax of the Company or any Company Subsidiary for any Pre-Closing Tax Period (as determined in accordance with Section 5.10.6, if applicable), (e) any violation of any escheat or other Law with respect to unclaimed property occurring prior to the Closing (solely to the extent not included as a liability in Account No. 210330 (A/P Outstanding Checks) in the Final Working Capital), (f) any claim by any Seller that the Initial Merger Consideration, Final Merger Consideration or any other amount payable pursuant to this Agreement was insufficient or any amount derived therefrom was not calculated or distributed among the Sellers in accordance with the Company Charter, the Company’s 2014 Stock Incentive Plan or any other agreement governing the Capital Stock or Company Options (excluding, for the avoidance of doubt, any claims related to payments of fair value in respect of Dissenting Shares, if any, which are addressed in Section 2.6.2(f)), (g) any claim alleging breach of fiduciary duty by any director of the Company in approving this Agreement and the transactions contemplated hereby, (h) any indemnification, reimbursement or advancement obligations owed by the Company or any Company Subsidiary to any officer or director of the Company or the Company Subsidiaries relating to periods prior to the Closing to the extent not paid by an insurance policy or the Litigation Trust, (i) any claim by any Person (including any Seller) that an Authorized Action (or any other action taken or omitted to be taken, by the Holder Representative in its capacity as such) is not binding on, or enforceable against, any of the Sellers, or (j) any claim asserted by any Person seeking indemnity, reimbursement, advancement or contribution arising out of, deriving from or relating to a complaint, petition, action, cause of action, suit, demand, claim or any form of legal process (including discovery) commenced by the Litigation Trust (collectively, “Buyer Losses”).

8.2.2.      Notwithstanding anything herein to the contrary (except in the case of fraud), (a) the Buyer Indemnitees shall not be entitled to indemnification for the first Buyer Losses for which the Buyer Indemnitees would have otherwise been entitled to indemnification under Section 8.2.1(a) but for the application of this Section 8.2.2 up to an aggregate amount equal to $2,800,000.00 (Two Million Eight Hundred Thousand Dollars) (the “Deductible”), and, once aggregate Buyer Losses for which the Buyer Indemnitees would have otherwise been entitled to indemnification under Section 8.2.1(a) are in excess of such amount, then the Buyer

Indemnitees shall be entitled, subject to the other provisions of this Agreement, to indemnification only for the amount of Buyer Losses for which the Buyer Indemnitees are entitled to indemnification under Section 8.2.1(a) in excess of the Deductible and (b) the Buyer Indemnitees shall not be entitled to indemnification pursuant to Section 8.2.1(a) for any single claim or aggregated claims arising out of substantially the same events or circumstances unless the amount of such claim or aggregated claims arising out of substantially the same events or circumstances exceeds $67,500 (Sixty-Seven Thousand Five Hundred Dollars).

8.2.3.      Solely with respect to Buyer Losses validly claimed pursuant to Section 8.2.1(a): (a) the sole source of indemnification or recourse shall be the Indemnity Escrow Account, (b) the aggregate amount of such Buyer Losses for which the Buyer Indemnitees shall be indemnified shall not exceed the amount remaining in the Indemnity Escrow Account and (c) for the avoidance of doubt, no Buyer Indemnitee shall have any recourse directly to any Seller.

8.2.4.      With respect to Buyer Losses claimed pursuant to Sections 8.2.1(b) through (j): (a) Buyer agrees that it shall first seek a remedy from the Indemnity Escrow Account, to the extent of the amount then held and not reserved in the Indemnity Escrow Account (or, in the case of Section 8.2.1(d) and in Buyer’s sole discretion, as a set-off to payments of income Tax refunds otherwise payable under Section 5.10.5) before seeking to recover any such Buyer Losses directly from the Sellers, and (b) only if all funds in the Indemnity Escrow Account have been distributed or reserved, each Seller shall be severally, but not jointly, liable for such Buyer Losses in an amount equal to the product of (x) the amount of such Buyer Losses and (y) a fraction, (i) the numerator of which shall be the total net proceeds received by such Seller under this Agreement and (ii) the denominator of which shall be the total net proceeds received by all Sellers under this Agreement, in each case determined as of the time such indemnification obligation is satisfied.  Notwithstanding any other provision of this Agreement, in no event (except in the case of fraud by the particular Seller) shall any Seller be liable under this Article VIII in the aggregate for more than an amount equal to the total net proceeds received by such Seller pursuant to this Agreement.

8.2.5.      Any amount remaining in the Indemnity Escrow Account (except for the amounts corresponding to any pending claims or payments for Buyer Losses for which a Claim Notice has been given in accordance with the requirements of this Article VIII, including amounts segregated as contemplated in Section 8.4.8) shall be released pursuant to the terms of the Escrow Agreement on the date that is fifteen (15) months after the Closing Date.

8.2.6.      The amount of any and all Buyer Losses indemnifiable under this Agreement shall be reduced to the extent such Loss was taken into account in the determination of the Final Working Capital, the Estimated or Final Company Transaction Expenses or the Estimated or Final Indebtedness.  In the event that an insurance, indemnification or other recovery or redress is made by the Buyer Indemnitee, Buyer or any of their respective Affiliates with respect to any Losses for which any such Person has been indemnified hereunder and has received or retained funds in the amount of the Losses, then a refund equal to the aggregate amount of the recovery shall be made promptly to the Indemnity Escrow Account or the Sellers, as applicable.  “Buyer Losses” shall include any cost associated with pursuing insurance proceeds, policies and/or providers, including any retention, deductible or co-pay, out-of-pocket costs and any increase in premium payable by the Buyer, Buyer Indemnitee or any of their respective Affiliates or any retroactive adjustment under any such insurance.

8.2.7.      Buyer shall, and shall cause all Buyer Indemnitees to, take all steps required by Law to mitigate Buyer Losses upon becoming aware of any event giving rise thereto.  For the avoidance of doubt, any costs of Buyer or a Buyer Indemnitee incurred in connection with any mitigation undertaken pursuant to this Section 8.2.7 shall be deemed “Buyer Losses.”

8.2.8.      For purposes of determining the existence of any breach of any representation or warranty in this Agreement (or any representation or warranty set forth in any certificate provided pursuant to this Agreement), or calculating the amount of any Buyer Losses incurred in connection therewith, any and all references to “material,” “materially,” or “Material Adverse Effect” (or other correlative terms) shall be disregarded.

8.3          Indemnification of Seller Indemnitees.  Subject to the limitations contained in this Agreement, Buyer shall indemnify and hold harmless the Company (prior to Closing), the Sellers and the Holder Representative, and each of their respective directors, officers, employees, agents, representatives, stockholders, successors, assigns and Affiliates (collectively, “Seller Indemnitees”) from and against any and all Losses incurred by them in connection with, caused by or resulting or arising out of any breach or inaccuracy of any representation or warranty of Buyer or Merger Sub set forth in this Agreement or the certificate provided pursuant to Section 6.1.6, or any failure of Buyer, Merger Sub or the Surviving Corporation (but in the case of the Surviving Corporation, only with respect to covenants, obligations or other agreements to be performed following Closing) to perform any covenant, obligation or other agreement of Buyer, Merger Sub or the Surviving Corporation contained in this Agreement and the costs of enforcing any Seller Indemnitees’ rights hereunder (collectively “Seller Losses”).

8.4          Notice and Determination of Claims.

8.4.1.      Each claim for indemnification for any Losses may only be asserted on or prior to the applicable Survival Termination Date; provided, that as to any Losses for which a Claim Notice has been given in accordance with the requirements of this Article VIII on or prior to the applicable Survival Termination Date, the indemnification obligation hereunder shall continue until the liability to be satisfied, if any, shall have been determined and paid pursuant to this Article VIII.

8.4.2.      If any Buyer Indemnitee or Seller Indemnitee wishes to make a claim for indemnification under this Article VIII, such Person (individually or collectively, the “Claiming Party”) shall deliver a notice describing in reasonable detail the Loss and the method of computation of such Loss, and containing a reference to the provisions of this Agreement in respect of which such Loss has occurred, (a “Claim Notice”) to the Holder Representative (in the case of a Claim Notice delivered by any Buyer Indemnitee) or to Buyer (in the case of a Claim Notice delivered by any Seller Indemnitee), as applicable (the Sellers or Buyer, as applicable, the “Indemnifying Party”) as promptly as possible after becoming aware of such claim, and shall provide the Indemnifying Party with the facts giving rise to such claim for indemnification hereunder and any other information with respect thereto as the Indemnifying Party may reasonably request, in each case only to the extent permitted by Law and then available or known.  The failure to promptly deliver a Claim Notice shall not release the Indemnifying Party from its obligations under this Article VIII except, and then only to the extent that, the Indemnifying Party is prejudiced by such failure.  The Claiming Party shall reasonably cooperate and assist the Indemnifying Party in determining the validity of any claim for indemnity by the Claiming Party and in otherwise resolving such matters.  Such assistance and cooperation shall include providing, at reasonable times and upon reasonable notice and without undue interruption to the Claiming Party’s business or personnel, reasonable access to and copies of information, records and documents relating to such matters, in each case to the extent permitted by Law, order and contractual obligations, and reasonable access to the Claiming Party’s personnel.

8.4.3.      For the avoidance of doubt, in each case where the Claiming Party or the Indemnifying Party is one or more of the Sellers, all references to such Claiming Party or Indemnifying Party in this Article VIII (except for provisions relating to an obligation to make or a right to receive any payments) shall be deemed to refer to the Holder Representative acting on behalf of such Claiming Party or Indemnifying Party.

8.4.4.      At the time of delivery of any Claim Notice with respect to Buyer Losses for which a claim for distribution from the Indemnity Escrow Account could be made, (a) a duplicate copy of such Claim Notice shall be delivered by the Claiming Party to the Escrow Agent, and (b) if the Claiming Party is not Buyer, the Claim Notice must be accompanied by a certificate from Buyer confirming that the Claiming Party is a Buyer Indemnitee.

8.4.5.      Until the thirtieth (30th) day following delivery of a Claim Notice, a written, good faith objection (an “Objection”) to the claim made in such Claim Notice may be delivered by the Indemnifying Party to the Claiming Party.  At the time of delivery of any Objection to a Buyer Indemnitee with respect to Buyer Losses for which a claim for distribution from the Indemnity Escrow Account could be made, a duplicate copy of such Objection shall be delivered by the Indemnifying Party to the Escrow Agent.

8.4.6.      With respect to Buyer Losses, if the Holder Representative elects not to or otherwise fails to deliver an Objection in accordance with Section 8.4.5 within thirty (30) days after receipt of a Claim Notice with respect to indemnification for a specified amount of Buyer Losses, such claim specified in such Claim Notice shall be conclusively deemed a liability of the Sellers and the Holder Representative shall, to the extent applicable, together with Buyer, execute and deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to deliver to Buyer, for its account or for the account of each Buyer Indemnitee named in such Claim Notice, an amount from the Indemnity Escrow Account equal to the portion, if any, of Buyer Losses to be distributed from the Indemnity Escrow Account in accordance with this Article VIII.

8.4.7.      With respect to Seller Losses, if Buyer elects not to or otherwise fails to deliver an Objection in accordance with Section 8.4.5 within thirty (30) days after receipt of a Claim Notice with respect to indemnification for a specified amount of Seller Losses, such claim specified in such Claim Notice shall be conclusively deemed a liability of Buyer and Buyer or its designee shall deliver to the Payment Agent for further distribution to each Seller Indemnitee named in such Claim Notice, an amount equal to the specified amount of Seller Losses.

Notwithstanding anything to the contrary herein, any amount payable under this Section 8.4.7 that is taxable as compensation shall be paid to the Surviving Corporation for distribution in accordance with Section 2.6.2(d).

8.4.8.      With respect to Buyer Losses for which a claim for distribution from the Indemnity Escrow Account has been made, upon receipt of an Objection properly made by the Holder Representative, (a) the Holder Representative and Buyer shall execute and deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to deliver to Buyer, for its account or for the account of each applicable Buyer Indemnitee, funds in the Indemnity Escrow Account equal to that portion of the amount subject to such Claim Notice, if any, which is not disputed, and which is authorized for payment, by the Holder Representative and (b) designate and segregate out such portion of the funds in the Indemnity Escrow Account equal to the amount subject to such Claim Notice that is disputed by the Holder Representative.  Thereafter, the Escrow Agent shall not dispose of such segregated funds from the Indemnity Escrow Account until the Escrow Agent shall have received a copy of the final, nonappealable decision of a court of competent jurisdiction as contemplated by Section 8.5.1 hereof or the Escrow Agent shall have received a copy of a written agreement between the Claiming Party and the Holder Representative resolving such dispute in whole or in part and setting forth the amount, if any, which the Holder Representative authorizes the Escrow Agent to deliver.  The Escrow Agent will deliver to Buyer, for its account or for the account of each Buyer Indemnitee entitled to payment, funds in the Indemnity Escrow Account equal to the amount that the Claiming Party is entitled to receive as set forth in the final, nonappealable decision or the Holder Representative’s written authorization promptly after the Escrow Agent’s receipt of such decision or authorization, as applicable.

8.4.9.      In no event shall the Escrow Agent deliver any amount out of the Indemnity Escrow Account absent either a final, nonappealable decision or the written authorization of the Holder Representative and Buyer.

8.5          Resolution of Conflicts.

8.5.1.      In respect of any Objection properly delivered, the Claiming Party shall deliver a written response to the Indemnifying Party.  If following delivery of such response there remains a dispute as to any claims, the Claiming Party and the Indemnifying Party shall attempt in good faith for thirty (30) days to agree upon the rights of the respective parties with respect to each of such claims.  If no such agreement can be reached after good faith negotiation, the matter shall be resolved in accordance with Section 10.13.

8.5.2.      With respect to Buyer Losses for which a claim for distribution from the Indemnity Escrow Account has been made, if the Claiming Party and the Indemnifying Party should at any time agree upon the rights of the respective parties with respect to any claims, the Holder Representative and Buyer shall execute and deliver a joint written instruction to the Escrow Agent instructing the Escrow Agent to deliver to Buyer, for its account or for the account of each applicable Buyer Indemnitee, an agreed-upon amount of funds from the Indemnity Escrow Account.

8.6          Third Person Claims.

8.6.1.      If the Claiming Party seeks indemnification under this Article VIII with respect to any pending or threatened action at law or suit in equity by a third Person against such Claiming Party (each such action being a “Third Person Claim”), the Indemnifying Party will be entitled, if (a) the Third Person Claim involves solely monetary damages and the Indemnifying Party expressly agrees in writing with the Claiming Party that, as between the two, the Indemnifying Party is solely responsible to satisfy and discharge the Third Person Claim and (b) the Indemnifying Party so elects by written notice delivered to the Claiming Party no later than thirty (30) days after receiving the Claim Notice, to conduct and control the defense of such Third Person Claim with counsel chosen by it that is reasonably acceptable to the Claiming Party, and in any such case the Claiming Party shall cooperate in connection therewith and shall furnish such records, information and testimony and attend such conferences, discovery proceedings, hearings, trials and appeals as may be reasonably requested by the Indemnifying Party in connection therewith; provided, that the Claiming Party may participate in, through counsel chosen by it and at its own expense, the defense of any such Third Person Claim as to which the Indemnifying Party has elected to conduct and control the defense thereof; provided further, however, that the Indemnifying Party shall be liable for the reasonable fees and expenses of counsel employed by the Claiming Party, if and to the extent that (w) the Indemnifying Party has not employed counsel reasonably satisfactory to the Claiming Party to assume the defense of such Third Person Claim within a reasonable time after receiving notice of the commencement of the action; (x) the employment of counsel and the amount reimbursable therefor by the Claiming Party has been authorized in writing by the Indemnifying Party; (y) a defense available to the Claiming Party cannot be asserted by the Indemnifying Party; or (z) representation of the Indemnifying Party and the Claiming Party by the same counsel would, in the reasonable opinion of such counsel, create a conflict of interest.  Until the Indemnifying Party assumes the defense of a Third Person Claim, the Claiming Party shall have the right to defend such Third Person Claim, subject to the right of the Indemnifying Party to assume the defense of such Third Person Claim subject to this Section 8.6.1.

8.6.2.      Notwithstanding anything to the contrary herein, neither the Indemnifying Party nor the Claiming Party shall admit any liability with respect to, or settle, compromise, discharge or consent to the entry of judgment with respect to, any Third Person Claim without the prior written consent of the Claiming Party or the Indemnifying Party, respectively (which consent shall not be unreasonably withheld, conditioned or delayed); provided, if the Indemnifying Party assumes the defense of any Third Person Claim, the Indemnifying Party may enter into any settlement or compromise or consent to the entry of any judgment with respect to such Third Person Claim if such settlement, compromise or judgment (i) does not involve a finding or admission of wrongdoing by the Claiming Party, (ii) includes an unconditional written release by the applicable claimant or plaintiff of the Claiming Party from all liability in respect of such Third Person Claim, (iii) imposes no equitable remedies, or otherwise purports to limit, the Claiming Party and (iv) does not subject the Claiming Party to any Losses not fully indemnified by the Indemnifying Party hereunder.

8.7          Damages.  Any Losses recoverable under this Article VIII shall be subject to the provisions of Exhibit H hereto.

8.8          Exclusive Remedy.  Except for fraud, any remedies provided by Section 9.3, Section 10.7, claims pursuant to Section 2.8.2, or claims arising under the Transmittal Documents, if the Closing occurs, this Article VIII shall constitute the sole and exclusive remedy of the Buyer Indemnitees and Seller Indemnitees for monetary damages with respect to this Agreement or otherwise arising out of, concerning or relating, directly or indirectly, to this Agreement or the transactions contemplated hereby.

8.9          Subrogation. Each Claiming Party hereby waives any subrogation rights that its insurers may have with respect to any Losses recoverable under this Article VIII except to the extent such a waiver violates or would violate the terms of any insurance policy or other contract to which any Claiming Party is insured or is bound.  To the extent that the Sellers make indemnification payments to the Buyer Indemnitees in respect of Section 8.2.1(i), the Sellers shall be subrogated to any rights and remedies that the Surviving Corporation may have against the Litigation Trust in accordance with the terms of the documents governing the Litigation Trust with respect to such indemnification.

ARTICLE IX
HOLDER REPRESENTATIVE

9.1          Holder Representative.  By voting in favor of the adoption of this Agreement, approving the principal terms of the Merger, executing and delivering their respective Transmittal Documents, or participating in the Merger and receiving the benefits thereof, including the right to receive the consideration payable in connection with the Merger, each Seller shall be deemed to have approved the designation of, and hereby designates and ratifies, KHR Physio, LLC, a Delaware limited liability company, as the representative, agent and attorney-in-fact of each Seller (the “Holder Representative”) under the terms of this Agreement.  The Holder Representative shall have the right to resign, or may be removed or replaced, on thirty (30) days advance notice to the Company, Buyer and the Escrow Agent; provided, that the Holder Representative may not be removed or replaced unless Sellers representing at least a majority of the Pro Rata Portions consent in writing to such removal or replacement and the identity of the substituted representative.  A vacancy in the position of Holder Representative may be filled by written consent of Sellers representing at least a majority of the Pro Rata Portions.  Notwithstanding anything to the contrary in Section 10.5 or in this Section 9.1, the Holder Representative may not assign this Agreement other than to an Affiliate of such Holder Representative.

9.2          Authority and Rights.  The Holder Representative shall have full power, authority and discretion to represent all of the Sellers and their successors with respect to all matters arising under this Agreement and the Escrow Agreement, and any agreements ancillary to the foregoing; provided, however, that the Holder Representative shall have no obligation to act on behalf of or as a fiduciary of the Sellers, except as expressly provided herein.  Without limiting the generality of the foregoing, the Holder Representative shall have full power, authority and discretion to (i) execute and deliver the Escrow Agreement on behalf of and in the name of each such Seller and amendments to this Agreement, (ii) authorize the release or delivery of funds held in the Indemnity Escrow Account or Adjustment Escrow Account as provided in Section 2.8.2 or Article VIII, (iii) hold the Holder Expense Fund and withdraw funds from the Holder Expense Fund as provided in Section 9.3, (iv) agree to, negotiate, enter into settlements and compromises of, and comply with orders of courts and awards of arbitrators with respect to, any claims, (v) arbitrate, litigate, resolve, negotiate, settle or compromise any such claim, (vi) execute and deliver such waivers and consents in connection with this Agreement and the Escrow Agreement and the consummation of the transactions contemplated hereby and thereby as the Holder Representative, in its sole discretion, may deem necessary or desirable, (vii) refrain from enforcing any right of the Sellers or any of them or the Holder Representative arising out of or under or in any manner relating to this Agreement, the Escrow Agreement or any other agreement, instrument or document in connection with the foregoing, (viii) take any and all other actions specified in or contemplated by this Agreement or the Escrow Agreement and (ix) take all actions desirable in the judgment of the Holder Representative for the accomplishment of the foregoing or in connection with this Agreement or the Escrow Agreement.  The Holder Representative may take any and all actions that it believes are necessary or appropriate under this Agreement and the Escrow Agreement for and on behalf of the Sellers, as fully as if such Sellers were acting on their own behalf.  All actions taken by the Holder Representative under this Agreement and the Escrow Agreement shall be binding upon all Sellers and their successors as if expressly confirmed and ratified in writing by each of them.  Without limiting the generality of the foregoing, the Holder Representative shall have full power and authority to interpret all terms and provisions of this Agreement and the Escrow Agreement, and any agreements ancillary to the foregoing, and to consent to any amendment hereof or thereof on behalf of the Sellers and their successors, except as otherwise provided in Section 10.2.  Buyer, Merger Sub and the Company are, and shall be, entitled to conclusively rely on (x) the appointment and treat the Holder Representative as the duly appointed representative of the Sellers and (y) any action taken, or omitted to be taken, by the Holder Representative or decision of the Holder Representative in its capacity as such pursuant to the terms of this Agreement or any Transaction Document (each, an “Authorized Action”) as if such action were taken, or omitted to be taken, or decision made by the Sellers themselves, so that they will be legally bound thereby.  Each of the Sellers agrees not to institute any claim, lawsuit, arbitration or other proceeding against any Buyer Indemnitee alleging that the Holder Representative did not have the authority to act as the Holder Representative on behalf of the Sellers in connection with any Authorized Action.

9.3          Limitations on Liability; Expenses.  The Holder Representative (solely in its capacity as the Holder Representative and not as a Seller) will incur no liability of any kind to the Sellers with respect to any action or omission by the Holder Representative in connection with the Holder Representative’s services pursuant to this Agreement and the Transaction Documents, except in the event of liability directly resulting from the Holder Representative’s willful misconduct.  Except as set forth in the foregoing sentence, the Holder Representative shall have no liability to any other Person (including Buyer, the Company, the Surviving Corporation or any of their respective Affiliates) hereunder or in any Transaction Document, with respect to actions taken or omitted to be taken in its capacity as the Holder Representative; provided that (a) Buyer and the Surviving Corporation shall be entitled to seek specific performance of the Holder Representative’s obligations under this Agreement and the Transaction Documents and (b) this sentence shall not affect any Buyer Indemnitee’s right to indemnification pursuant to the terms of Article VIII.  The Holder Representative shall at all times be entitled to rely on any directions received via written instruction of Sellers representing at least a majority of the Pro Rata Portions; provided, however, that the Holder Representative shall not be required to follow any such direction.  The Holder Representative shall be entitled to engage such counsel, experts and other agents and consultants as it shall deem necessary in connection with exercising its powers and performing its function hereunder and (in the absence of bad faith on the part of the Holder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons.  The Sellers shall indemnify, defend and hold harmless the Holder Representative from and against any and all losses, liabilities, damages, claims, penalties, fines, forfeitures, actions, fees, costs and expenses (including the fees and expenses of counsel and experts and their staffs and all expense of document location, duplication and shipment) (collectively, “Representative Losses”) arising out of or in connection with the Holder Representative’s execution and performance of this Agreement and the agreements ancillary hereto, in each case as such Representative Loss is suffered or incurred; provided, that in the event that any such Representative Loss is finally adjudicated to have been directly caused by the willful misconduct of the Holder Representative, the Holder Representative shall reimburse the Sellers the amount of such indemnified Representative Loss to the extent attributable to such willful misconduct.  If not paid directly to the Holder Representative by the Sellers, any such Representative Losses may be recovered by the Holder Representative from (i) the Escrow Amount (but only at such time as amounts remaining in the Adjustment Escrow Account or Indemnity Escrow Account would otherwise be distributable to the Sellers), and (ii) the Holder Expense Fund; provided, that while this section allows the Holder Representative to be paid from the Holder Expense Fund and the Escrow Amount, this does not relieve the Sellers from their obligation to promptly pay such Representative Losses as they are suffered or incurred, nor does it prevent the Holder Representative from seeking any remedies available to it at law or otherwise.  In no event will the Holder Representative be required to advance its own funds on behalf of the Sellers or otherwise.  The Sellers acknowledge and agree that the foregoing indemnities will survive the resignation or removal of the Holder Representative or the termination of this Agreement.

9.4          Authority.  The grant of authority provided for herein (i) is coupled with an interest and shall be irrevocable and survive the death, incompetency, bankruptcy or liquidation of any Seller or the assignment or succession of the Holder Representative in accordance with the terms hereof; and (ii) shall survive the consummation of the Merger.

9.5          Representations.  The Holder Representative represents and warrants to Buyer and Merger Sub as of the date hereof and of the Closing Date as follows:  (i) the Holder Representative is a limited liability company duly organized, validly existing and in good standing under the Laws of Delaware and has all requisite power and authority to execute and deliver this Agreement and to perform its respective obligations hereunder, (ii) the execution, delivery and performance by the Holder Representative of this Agreement and the consummation of the transactions contemplated hereby have been duly and validly authorized by the Holder Representative and no other act or proceeding on the part of Holder Representative, its equity holders is necessary to authorize the execution, delivery or performance of this Agreement and the consummation of the transactions contemplated hereby, (iii) this Agreement has been duly executed and delivered by the Holder Representative and constitutes a valid and binding obligation of the Holder Representative, enforceable in accordance with its terms, except as such enforceability may be limited by the Laws of general application relating to bankruptcy and insolvency and the relief of debtors and to rules of Law governing specific performance, injunctive relief or other equitable remedies and (iv) except as would not materially impair the ability of the Holder Representative to perform its obligations hereunder, the Holder Representative is not subject to nor obligated under its organizational documents, or any applicable Law or contract, which would be breached or violated by its execution, delivery or performance of this Agreement or the consummation of the transactions contemplated hereby.

ARTICLE X
GENERAL PROVISIONS

10.1        Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given when delivered personally, when sent by commercial messenger or courier service, when sent via facsimile or email and received by the recipient, on the Business Day after being sent by overnight mail by a service that provides confirmation of delivery, or on the fifth (5th) day after being sent by registered or certified mail (return receipt requested, postage prepaid) to the Parties at the following addresses (or at such other address for a Party as shall be specified by like notice):

If to Buyer, Merger Sub or the Surviving Corporation:

c/o Select Medical Corporation

4714 Old Gettysburg Road

Mechanicsburg, Pennsylvania 17055

Attention:  Michael E. Tarvin, Esq.

Facsimile No.:  (717) 412-9142
Email:  MTarvin@selectmedical.com

with a copy to:

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104

Attention:  Stephen M. Leitzell
Facsimile No.:  (215) 994-2222
Email:  Stephen.Leitzell@dechert.com

If to the Company (prior to the Closing):

Physiotherapy Associates Holdings, Inc.
855 Springdale Drive, Suite 200
Exton, Pennsylvania 19341
Attention:   Paul Solomon
Facsimile No.:  (610) 644-9065
Email:  Paul.Solomon@myphysio.com

with a copy to:

Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, CA  90067
Attention:  Greg Klein
Facsimile No.:  (310) 203-7199
Email:  gklein@irell.com

If to the Holder Representative:

KHR Physio, LLC
1140 Avenue of the Americas
12th Floor
New York, NY  10036
Attention:  Legal
Facsimile No.:  212-356-2901
Email:  info@knighthead.com

with a copy to:

Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, CA  90067
Attention:   Greg Klein
Facsimile No.:  (310) 203-7199
Email:   gklein@irell.com

and

Jeff Goldberg
3201 Barhite Street
Pasadena, CA  91107
Email:  jdg3201@gmail.com

10.2        Amendment.  This Agreement may be amended by the Parties only by execution of an instrument in writing signed by Buyer, the Company and the Holder Representative. Notwithstanding anything to the contrary set forth in this Section 10.2, none of Section 5.14, Section 7.2, Section 10.4, Section 10.7, Section 10.8, Section 10.13.1, Section 10.13.2 and this Section 10.2 may be amended in a manner adverse to the Debt Financing Sources and the Financing Source Related Parties without the prior written consent of the Debt Financing Sources.

10.3        Extension; Waiver.  At any time prior to the Closing, Buyer on the one hand, and the Company and the Holder Representative, on the other hand, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations of the other Party, (ii) waive any inaccuracies in the representations and warranties made to such Party contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of such Party contained herein.  Any agreement on the part of a Party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such Party.  No failure on the part of any Party to exercise or to delay in exercising any right hereunder shall be deemed a waiver thereof, nor shall any single or partial exercise preclude any further or other exercise of such or any other right.

10.4        Entire Agreement.  This Agreement, the Exhibits, the Disclosure Schedule, the Escrow Agreement, the other Transaction Documents and the other documents and instruments and other agreements among the Parties referenced herein constitute the entire agreement among the Parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to the subject matter hereof.  Nothing in this Agreement, express or implied, is intended or shall be construed to give any rights to any Person or entity other than (a) the Parties and their successors and permitted assigns, (b) the former and present managers, directors and officers as set forth in Section 5.8, (c) the Buyer Indemnitees and Seller Indemnitees under Article VIII, (d) the Buyer Related Parties under Section 7.2 and (e) the Debt Financing Sources and the Financing Source Related Parties under Section 5.14, Section 7.2, Section 10.2, Section 10.7, Section 10.8, Section 10.13.1, Section 10.13.2 and this Section 10.4 and the Debt Financing Sources and Financing Source Related Parties shall be intended third party beneficiaries of such provisions.  In the event any provision of any other Transaction Document shall in any way conflict with the provisions of this Agreement (except where a provision therein expressly provides that it is intended to take precedence over this Agreement), this Agreement shall control.

10.5        Assignment.  Neither this Agreement nor any rights or obligations hereunder may be assigned by any Party without the written consent of Buyer, the Company and the Holder Representative; provided that (a) Buyer or Merger Sub may assign (without relieving it of its obligations under) this Agreement in whole or in part to any of its subsidiaries or Affiliates or to any Person which becomes a successor in interest (by purchase of assets or stock, or by merger or otherwise) to Buyer or Merger Sub, as applicable, and (ii) Buyer or any such assignee or successor in interest may collaterally assign its rights (but not its obligations) under this Agreement to any lender providing financing to Buyer or any such assignee or successor in interest.  Any assignment in violation of this Section 10.5 shall be void.  Subject to the foregoing, this Agreement shall be binding upon and inure to the benefit of the Parties and their permitted successors and assigns.

10.6        Severability.  In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect so long as the economic and legal substance of the transactions contemplated hereby are not affected in any manner materially adverse to any Party.  The Parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.

10.7        Equitable Remedies; Cumulative Remedies.  The Parties acknowledge that monetary damages may be inadequate to compensate a Party for a breach of this Agreement by any other Party.  Accordingly, each Party shall be entitled to seek equitable relief, including the remedy of specific performance, in the event of a breach of this Agreement by any other Party.  Except as otherwise provided herein, any and all remedies herein expressly conferred upon a

Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.  Notwithstanding anything to the contrary in this Agreement, the Company shall be entitled to seek specific performance of (a) Buyer’s obligations under Section 5.14, and (b) Buyer’s obligations to consummate the transactions contemplated by this Agreement (including the obligation to consummate the Closing) only in the event that (i) the date the Closing should have been consummated pursuant to Section 2.12.3 has passed and all of the conditions set forth in Section 6.2 have been satisfied or waived as of the date the Closing should have been consummated pursuant to the terms of this Agreement (except for those conditions that by their nature are to be satisfied at Closing, but subject to the satisfaction or waiver of such conditions assuming a Closing would occur), (ii) the Debt Financing has been funded or will be funded at the Closing, and (iii) the Company has irrevocably confirmed to Buyer in writing that (A) all of the conditions set forth in Section 6.1 have been satisfied or waived (except for those conditions that by their nature are to be satisfied at Closing that could have been satisfied or would have been waived assuming a Closing would occur), (B) if Buyer performs its obligations hereunder and the Debt Financing is funded then the Company stands ready, willing and able to consummate the Closing and (C) if specific performance is granted and the Debt Financing is funded, then the Closing will occur.  Notwithstanding the foregoing (or anything to the contrary in this Agreement), in no event shall the Company, the Holder Representative or any Seller be entitled to, or be permitted to seek, specific performance directly against any Debt Financing Source.

10.8        Governing Law.  This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, regardless of the Laws that might otherwise govern under applicable principles of conflicts of laws thereof.

10.9        Interpretation.  The words (i) “include,” “includes” and “including” when used herein shall be deemed in each case to be followed by the words “without limitation,” (ii) “herein,” “hereof,” “hereby,” “hereto,” and “hereunder” refer to this Agreement as a whole and (iii) unless the context otherwise requires, the word “or” shall be inclusive and not exclusive.  Except as otherwise expressly indicated, an item shall be considered “made available” to a Party hereto, to the extent such phrase appears in this Agreement, only if such item has been provided in writing (including via electronic mail) to such Party or posted by the Company or its representatives in the Data Room at least three (3) Business Days prior to the date hereof.  Throughout this Agreement, as the context may require, the singular tense and number includes the plural, and the plural tense and number includes the singular.  The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.  Unless otherwise specified, references to dollar amounts herein are to U.S. dollars.  Unless the context otherwise requires, references herein: (a) to Articles, Sections, Disclosure Schedule, Schedules, and Exhibits mean the Articles and Sections of, and Disclosure Schedule, Schedules and Exhibits to this Agreement; (b) to an agreement, instrument or other document means such agreement, instrument or other document as amended, supplemented and modified from time to time to the extent permitted by the provisions thereof and (c) to a statute means such statute as amended from time to time prior to the date of this Agreement and includes any successor legislation thereto and any regulations promulgated thereunder prior to the date of this Agreement.  References to the “Company” and the “Company Subsidiaries” in Article III hereof shall be deemed to include their respective predecessors.  The Disclosure Schedule, Exhibits and Schedules referred to herein shall be construed with, and as an integral part of, this Agreement to the same extent as if they were set forth verbatim herein.  The Parties have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the Parties and no presumption or burden of proof shall arise favoring or disfavoring any Party by virtue of the authorship of any provision of this Agreement.

10.10      Disclosure Schedule.  The inclusion of any matter in the Disclosure Schedule shall not imply any representation, warranty, covenant or undertaking not expressly given in this Agreement nor shall such disclosure be taken as extending the scope of any of the representations, warranties or covenants in this Agreement.  The inclusion of any matter in the Disclosure Schedule shall not (a) constitute a determination that such matter is material to the business, assets, results of operations or affairs of the Company or any of the Company Subsidiaries or be deemed to establish a standard of materiality, (b) constitute a determination that such matter arose outside the ordinary course of business or (c) constitute an admission of liability or obligation to any third Person.  Disclosure under any section of the Disclosure Schedule shall be deemed disclosure as to each section of this Agreement to which the relevance of such disclosed item is reasonably apparent on its face.  Any description or brief summary of an instrument or other document contained in the Disclosure Schedule shall be deemed to refer to the entire instrument or document (but not any amendments or supplements thereto), which instrument or document shall be deemed incorporated therein by such reference.

10.11      Rules of Construction.  The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.

10.12      Counterparts; Facsimile Signatures.  This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the Parties and delivered to the others (including via facsimile or email), it being understood that all Parties need not sign the same counterpart.

10.13      Submission to Jurisdiction; Waiver of Jury Trial.

10.13.1. Each of the Parties irrevocably agrees that any legal action or proceeding arising out of or relating to this Agreement brought by any other party or its successors or assigns shall be brought and determined in any Delaware state or federal court, and each of the Parties hereby irrevocably submits to the exclusive jurisdiction of the aforesaid courts for itself and with respect to its property, generally and unconditionally, with regard to any such action or proceeding arising out of or relating to this Agreement and the transactions contemplated hereby. Each of the Parties agrees not to commence any action, suit or proceeding relating thereto except in the courts described above in Delaware, other than actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the Parties further agrees that notice as provided herein shall constitute sufficient service of process and the Parties further waive any argument that such service is insufficient. Each of the Parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any action or proceeding arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.  Notwithstanding the other provisions of this Section 10.13.1, with respect to any claim of any kind or description (whether in law or in equity and whether based on contract, tort or otherwise) involving any Debt Financing Source arising out of or relating to the transactions contemplated by this Agreement, the Debt Financing, the Debt Commitment Letter or the performance of services thereunder, the parties agree that (i) such claims shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom, (ii) they shall not bring or permit any of their respective Affiliates to bring any claim referred to in this last sentence of this Section 10.13.1 or voluntarily support any other Person in bringing any such claim, in any other courts, (iii) they each shall waive, to the fullest extent permitted by law, any objection that it may now or hereafter have that any such claim has been brought in an inconvenient forum and (iv) the provisions of this last sentence of this Section 10.13.1 shall be given effect in connection with any such claims.

10.13.2. EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY SUIT, ACTION OR PROCEEDING (INCLUDING ANY COUNTERCLAIM) ARISING OUT OF OR BASED UPON THIS AGREEMENT, THE DEBT FINANCING OR THE SUBJECT MATTER HEREOF, WHETHER NOW EXISTING OR HEREAFTER ARISING AND WHETHER SOUNDING IN TORT OR CONTRACT OR OTHERWISE (INCLUDING ANY ISSUE, CLAIM, DEMAND, ACTION OR CAUSE OF ACTION IN RESPECT OF ANY DEBT FINANCING SOURCE).

10.14      Waiver and Release.  Effective as of the Closing, each Seller, for itself and all of its Affiliates (collectively, the “Releasors”), to the fullest extent permitted by applicable law, hereby releases and forever discharges Buyer, the Company, the Surviving Corporation and the Company Subsidiaries (individually, a “Releasee” and collectively, “Releasees”) from any and all Losses by reason of, relating to or arising from the fact that such Seller was a stockholder or optionholder of the Company, and which such Seller or its Affiliates now has, has ever had or may hereafter have against the respective Releasees arising prior to the Closing whether or not relating to claims pending at, or asserted after, the Closing; provided, however, that nothing contained herein shall operate to release any of such Seller’s rights (a) under this Agreement or any other Transaction Document or (b) under any written employment or severance agreement or any agreement set forth in Schedule 5.8.

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[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed, all as of the date first written above.

BUYER:

SELECT MEDICAL CORPORATION

By	/s/ Martin F. Jackson
Name: Martin F. Jackson
Title: Chief Financial Officer

MERGER SUB:

GRIP MERGER SUB, INC.

By	/s/ Martin F. Jackson
Name: Martin F. Jackson
Title: Vice President

[Signatures Continue on Following Page]

[Signature Page to Agreement and Plan of Merger]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be signed, all as of the date first written above.

THE COMPANY:

PHYSIOTHERAPY ASSOCIATES HOLDINGS, INC.

By	/s/ Jeffrey Goldberg
Name: Jeffrey Goldberg
Title: Chairman of the Board of Directors

HOLDER REPRESENTATIVE:

KHR PHYSIO, LLC

By	/s/ Laura L. Torrado
Name: Laura L. Torrado
Title: Authorized Signatory

APPENDIX A
DEFINITIONS

“280G Approval” shall have the meaning set forth in Section 5.10.9(c).

“4-Wall EBITDA” shall mean with respect to any clinic an amount equal to (i) total collectible revenue, less (ii) labor expense, occupancy expense, fixed expense, and variable expense, in each case with respect to such clinic and calculated in accordance with the Company’s and the Company Subsidiaries’ past practices.  For the avoidance of doubt, “4-Wall EBITDA” does not include market and regional overhead expenses or billing and corporate expenses.

“401(k) Plan” shall have the meaning set forth in Section 5.11.1.

“Accounting Principles” shall mean GAAP subject to the exceptions set forth on the Sample Working Capital Statement and, to the extent in accordance with GAAP, using the same accounting methods, policies, practices, and procedures, with consistent classification, judgments, and estimation methodology, as were used in preparing the Audited Financials.

“Accounts Receivable” shall have the meaning set forth in Section 3.18.

“Adjustment” shall have the meaning set forth in Section 2.8.2(c).

“Adjustment Escrow Account” shall have the meaning set forth in Section 2.7.

“Adjustment Escrow Amount” shall have the meaning set forth in Section 2.7.

“Affiliate” shall mean, with respect to any Person, any other Person that directly or indirectly controls, is controlled by or is under common control with such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise.

“Aggregate Option Exercise Price” for specified options shall mean the sum of the cash exercise prices payable upon exercise in full of all such options.

“Agreement” shall have the meaning set forth in the preamble.

“Alternate Debt Financing” shall have the meaning set forth in Section 5.14.3.

“Anti-Kickback Law” shall have the meaning set forth in Section 3.9.1(c).

“Audited Financials” shall have the meaning set forth in Section 3.8.1.

“Authorized Action” shall have the meaning set forth in Section 9.2.

“Balance Sheet Date” shall have the meaning set forth in Section 3.8.1.

“Business Day” means a day, other than a Saturday or Sunday, on which commercial banks in New York City, New York are open for the general transaction of business.

“Buyer” shall have the meaning set forth in the preamble.

“Buyer Benefit Plans” shall have the meaning set forth in Section 5.11.3.

“Buyer Indemnitees” shall have the meaning set forth in Section 8.2.1.

“Buyer Losses” shall have the meaning set forth in Section 8.2.1.

“Buyer Related Party” means any of Buyer’s or Merger Sub’s former, current or future equityholders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees and any and all former, current or future equity holders, controlling persons, directors, officers, employees, agents, general or limited partners, managers, management companies, members, stockholders, Affiliates or assignees of any of the foregoing, and any and all former, current or future heirs, executors, administrators, trustees, successors or assigns of any of the foregoing, and any Debt Financing Source and each potential source of Debt Financing (including any party to the Debt Commitment Letter (or any New Debt Commitment Letter) and Financing Source Related Party and each Affiliate, officer, director, employee, controlling person, advisor, agent, attorney or representatives of any such Person.

“Buyer’s Closing Statement” shall have the meaning set forth in Section 2.8.2(b).

“Capital Stock” shall mean Common Stock.

“CERT” shall have the meaning set forth in Section 3.9.1(j).

“Certificate” shall have the meaning set forth in Section 2.6.2(a).

“Certificate of Merger” shall have the meaning set forth in Section 2.2.

“Claim Notice” shall have the meaning set forth in Section 8.4.2.

“Claiming Party” shall have the meaning set forth in Section 8.4.2.

“Closing” shall have the meaning set forth in Section 2.12.3.

“Closing Date” shall have the meaning set forth in Section 2.12.3.

“Code” shall have the meaning set forth in Section 3.15.1(a).

“Common Stock” shall mean shares of common stock, par value $.001 per share, of the Company.

“Company” shall have the meaning set forth in the preamble.

“Company Charter” shall have the meaning set forth in Section 2.12.2(a).

“Company Employee Plan” shall have the meaning set forth in Section 3.15.1(a).

“Company IPR” shall have the meaning set forth in Section 3.11.3(c).

“Company IPR Agreements” shall have the meaning set forth in Section 3.11.3(b).

“Company Options” have the meaning set forth in Section 3.2.2.

“Company Permits” shall have the meaning set forth in Section 3.9.1.

“Company Subsidiary” shall mean a Subsidiary of the Company or any Person set forth under the heading “Non-Majority Owned Joint Ventures” in Section 3.6.1 of the Disclosure Schedule.

“Company Transaction Expenses” shall mean the aggregate amount of (a) all fees, costs and expenses incurred by or on behalf of the Company or any of the Company Subsidiaries or otherwise subject to reimbursement by any of the Company or the Company Subsidiaries as of or following the Closing in connection with the transactions contemplated by this Agreement, including the fees, costs and expenses of the financial, legal, accounting and other agents and advisers of the Company, (b) all change in control payments, transaction bonuses, retention bonuses, and other similar payments owed by the Company or any Company Subsidiary in connection with the transactions contemplated by this Agreement and the employer portion of any employment, payroll, unemployment and similar Taxes relating thereto (to the extent not already accounted for in the calculation of Estimated Working Capital or Final Working Capital), (c) the employer portion of any employment, payroll, unemployment and similar Taxes in respect of each Company Option (to the extent not already accounted for in the calculation of Estimated Working Capital or Final Working Capital), (d) the cost of the “tail” insurance policy to be obtained pursuant to Section 5.8, (e) the aggregate amount of any liabilities associated with the closure of any clinics pursuant to Section 5.1.2 to the extent not included in Final Working Capital and (f) $445,105.00 (which represents 50% of the 2014 bonus amount used to calculate the severance payment to each of Hank Balavender, Dan Dourney and Paul Solomon pursuant to their respective Restrictive Covenant Agreements).  For the avoidance of doubt, Company Transaction Expenses shall not include any severance payment owed to any employee or contractor of the Company or any Company Subsidiary as a result of a termination of employment or service initiated after the Closing (except to the extent included in clause (f) of this definition).

“Confidentiality Agreement” shall have the meaning set forth in Section 5.6.

“Consented Leases” shall mean a Required Consent Lease for which the lessor or landlord has, prior to Closing, provided a consent, waiver or approval, as applicable, in writing with respect to the transactions contemplated by this Agreement, in each case, in form and substance reasonably satisfactory to Buyer.

“Continuing Employee” shall have the meaning set forth in Section 5.11.2.

“Copyrights” shall mean United States and non-U.S. copyrights and mask works (as defined in 17 U.S.C. §901), and integrated circuit topographies, whether registered or unregistered, and pending applications to register the same, including all renewals and extensions thereof and rights corresponding thereto in both published and unpublished works.

“Cumulative Merger Consideration Distributions” with respect to any Merger Consideration Distribution shall mean the aggregate amount of (i) such Merger Consideration Distribution, plus (ii) all prior Merger Consideration Distributions plus (iii) the Aggregate Option Exercise Price for all vested Company Options outstanding immediately prior to the Closing, if any, for which the Distribution Per Option on account of such Merger Consideration Distribution is greater than $0.

“Current Balance Sheet” shall have the meaning set forth in Section 3.8.1.

“Current Balance Sheet Date” shall have the meaning set forth in Section 3.8.1.

“Current Credit Facilities “ shall mean (i) that certain Credit Agreement, dated June 4, 2014, as amended, among Physiotherapy Corporation, the other Credit Parties thereto, General Electric Capital Corporation, the Lenders party thereto, GE Capital Markets, Inc., and NXT Capital, LLC, (ii) that Second Lien Credit Agreement, dated June 4, 2014, as amended, among Physiotherapy Corporation, the other Credit Parties thereto, General Electric Capital Corporation, the Lenders party thereto, and GE Capital Markets, Inc., (iii) that certain Letter Agreement, dated July 24, 2015, between HSBC Bank USA, National Association and Physiotherapy Corporation and (iv) that certain HSBC Terms of Business for Swaps, dated as of July 15, 2015, by and between HSBC Bank USA, National Association and Physiotherapy Corporation.

“Data Room” means the online data room hosted by SmartRoom and maintained by the Company or the Sellers for purposes of the transactions contemplated by this Agreement.

“Debt Commitment Letter” shall have the meaning set forth in Section 4.6.

“Debt Financing” shall have the meaning set forth in Section 4.6.

“Debt Financing Sources” shall have the meaning set forth in Section 4.6.

“Deductible” shall have the meaning set forth in Section 8.2.2.

“Designated Person” shall have the meaning set forth in Section 5.12.1.

“DGCL” shall mean the General Corporation Law of the State of Delaware as in effect from time to time.

“Disclosure Schedule” shall have the meaning set forth in the first paragraph of Article III.

“Dispute Notice” shall have the meaning set forth in Section 2.8.2(a).

“Disputed Amounts” shall have the meaning set forth in Section 2.8.2(a).

“Disputes Auditor” shall have the meaning set forth in Section 2.8.2(b).

“Dissenting Shares” shall have the meaning set forth in Section 2.4.4.

“Distribution Per Option” on account of any Merger Consideration Distribution shall mean, with respect to a Company Option, (a) the Distribution Per Share, if any, on account of such Merger Consideration Distribution with respect to each share of Common Stock underlying such Company Option minus (b) the portion of the Aggregate Option Exercise Price for such Company Option, if any, that has not previously been deducted pursuant to this clause (b) in connection with prior Merger Consideration Distributions; provided, that the portion of the Aggregate Option Exercise price applied pursuant to the foregoing clause (b) shall not exceed the amount that would reduce the Distribution Per Option to $0.

“Distribution Per Share” on account of any Merger Consideration Distribution shall mean, with respect to a share of any class or series of Capital Stock, (a) the amount that would have been distributed in respect of such share if the Cumulative Merger Consideration Distributions had been distributed in complete liquidation of the Company immediately prior to the Effective Time pursuant to the Company Charter (assuming all of the “in the money” Company Options were vested and exercised as of immediately prior to such liquidation), minus (b) the aggregate Distribution Per Share for such share on account of all prior Merger Consideration Distributions, if any.

“Drag-Along Notice” shall mean the “Drag-Along Sale Notice” (as defined in the Stockholders’ Agreement) delivered to the Company from the Initial Consenting Stockholders as required by the Required Stockholder Joinders.

“Effective Time” shall have the meaning set forth in Section 2.2.

“Environmental Laws” shall mean, all applicable Laws relating to pollution or protection of the environment or human health, including, without limitation, Laws that purport to regulate medical wastes or impose requirements relating to the handling, treatment, storage or disposal of Medical Waste.

“Environmental Permits” shall have the meaning set forth in Section 3.12.

“ERISA” shall have the meaning set forth in Section 3.15.1(a).

“ERISA Affiliate” shall have the meaning set forth in Section 3.15.1(a).

“Escrow Agent” shall have the meaning set forth in Section 2.7.

“Escrow Agreement” shall have the meaning set forth in Section 2.7.

“Escrow Amount” shall have the meaning set forth in Section 2.7.

“Estimated Closing Statement” shall have the meaning set forth in Section 2.8.1.

“Estimated Company Transaction Expenses” shall have the meaning set forth in Section 2.8.1.

“Estimated Indebtedness” shall have the meaning set forth in Section 2.8.1.

“Estimated Working Capital” shall have the meaning set forth in Section 2.8.1.

“Excess Consideration” shall have the meaning set forth in Section 2.8.2(c).

“Excess Payment” shall have the meaning set forth in Section 2.8.1.

“Excluded Accounts” shall mean 220140 (Administrative Costs — Benefits), 220310 (Accrued Payroll), 226110 (Accrued Interest- Bank), 226120 (Accrued Interest — Intercompany), 228210 (Income Taxes Payable — State), and 252900 (Current Portion of Long Term Debt).

“Excluded Payroll Accounts” shall mean 220140 (Administrative Costs — Benefits) and 220310 (Accrued Payroll).

“Excluded Payroll Accounts Maximum” shall mean $7,100,000.00.

“Excluded Payroll Accounts Minimum” shall mean $3,250,000.00.

“False Claims Act Law” shall have the meaning set forth in Section 3.9.1(c).

“Federal Health Care Programs” shall have the meaning set forth in 42 U.S.C. § 1320a-7b(f).

“Final Company Transaction Expenses” shall mean Company Transaction Expenses as of immediately following the Closing.

“Final Determination Date” shall have the meaning set forth in Section 2.8.2(b).

“Final Indebtedness” shall mean Indebtedness as of immediately prior to the Closing.

“Final Merger Consideration” shall mean an amount equal to Unadjusted Merger Consideration adjusted by (a) adding the amount, if any, by which Final Working Capital exceeds the Working Capital Threshold, (b) subtracting the amount, if any, by which the Working Capital Threshold exceeds Final Working Capital, (c) subtracting Final Company Transaction Expenses and (d) subtracting Final Indebtedness.

“Final Working Capital” shall mean Net Working Capital as of 12:01 a.m. on the Closing Date.

“Financials” shall have the meaning set forth in Section 3.8.1.

“Financing Source Related Party” means the Debt Financing Sources or any of their respective former, current or future direct or indirect officers, directors, general or limited partners, members, managers, stockholders, other equityholders, controlling persons, employees, agents, Affiliates, advisors, agents, attorneys or other representatives of any such Person and/or their respective successors and assigns.

“Fundamental Representations” shall have the meaning set forth in Section 8.1.

“GAAP” shall mean generally accepted accounting principles in effect from time to time in the United States, applied on a consistent basis.

“Governmental Entity” shall mean any court, judicial body, arbitral body, administrative or regulatory agency or commission or other federal, state, county, local or other governmental authority, department, bureau, office, instrumentality, agency, taxing authority or commission, or any court or public or private arbiter, whether foreign, domestic, supra-national, federal, state, provincial or local.

“HIPAA” shall have the meaning set forth in Section 3.9.3.

“Holder Expense Fund” shall have the meaning set forth in Section 2.9.

“Holder Representative” shall have the meaning set forth in Section 9.1.

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“Income Tax Return” means any Tax Return relating to income, net income, franchise, net profits, gains, excess profits, gross receipts, margin, gross margin or similar Taxes.

“Incremental Term Facility Marketing Period” means the first period of fifteen (15) consecutive Business Days commencing after the date hereof throughout which Buyer and Merger Sub shall have received the Required Bank Information and during which period the Required Bank Information, taken as a whole, does not contain any untrue statement of a material fact or omit to state any material fact necessary in order to make such Required Information not misleading; provided that the Incremental Term Facility Marketing Period will not be deemed to have commenced if prior to the completion of the Incremental Term Facility Marketing Period, the Company’s auditors shall have withdrawn their audit opinion contained in the Required Bank Information, in which case the Incremental Term Facility Marketing Period shall not be deemed to commence unless and until a new unqualified audit opinion is issued with respect thereto by the Company’s auditors or another independent public accounting firm reasonably acceptable to Buyer.  If at any time the Company shall in good faith reasonably believe that the Incremental Term Facility Marketing Period has begun, it may deliver to Buyer a written notice to that effect, in which case the Incremental Term Facility Marketing Period will be deemed to have begun on the date set forth in such notice, unless Buyer in good faith reasonably believes the Incremental Term Facility Marketing Period has not begun and, within three (3) Business Days after the delivery of such notice from the Company, delivers a written notice to the Company to that effect, stating with specificity why it believes the Incremental Term Facility Marketing Period has not begun and, if applicable, which Required Financial Information has not been delivered.

“Indebtedness” shall mean (without duplication), (i) the aggregate amount of all obligations of the Company and the Company Subsidiaries to pay the principal of, premium, if any, interest on, penalties, reimbursement or indemnification amounts, fees, expenses or other amounts (including any prepayment and redemption premiums or penalties payable as a result of the consummation of the Merger or the payment of such Indebtedness) relating to (A) any indebtedness, and any other liability, contingent or otherwise, for borrowed money, (B) any indebtedness evidenced by any note, bond, debenture or other debt security, (C) any obligations under leases which in accordance with GAAP have been or should be recorded as a capital lease, (D) letters of credit, bankers acceptances or other similar obligations, in each case, only to the extent drawn, (E) deferred compensation arrangements other than Company Options relating to periods prior to the Closing (whether or not due and/or payable as of, or in connection with, the Closing) only to the extent not otherwise included in Estimated Working Capital, Final Working Capital or the Excluded Payroll Accounts (for the avoidance of doubt, deferred compensation arrangements shall not include the 401(k) Plan), (F) deferred rent or the deferred purchase price of property or services (including seller notes or earn-outs but excluding trade payables incurred in the ordinary course of business), whether or not the recourse of the lender is to the whole of the assets of such Person or only to a portion thereof, (G) conditional sale or other title retention agreements relating to property or assets, (H) interest rate protection or swap agreements, foreign currency exchange agreements and/or other hedging agreements or arrangements (determined on the basis of actual, not notional, obligations), and (I) obligations or liabilities secured by any Lien on any property or asset (other than a Permitted Encumbrance) and (ii) the amount of any obligation of another Person of the kind described in the preceding clause (i), which the Company or any Company Subsidiary has guaranteed.

“Indemnifying Party” shall have the meaning set forth in Section 8.4.2.

“Indemnity Escrow Account” shall have the meaning set forth in Section 2.7.

“Indemnity Escrow Amount” shall have the meaning set forth in Section 2.7.

“Initial Consenting Stockholders” shall have the meaning set forth in Section 2.13.

“Initial Distribution” shall have the meaning set forth in Section 2.6.2(b).

“Initial Merger Consideration” shall have the meaning set forth in Section 2.6.1.

“Insurance Contracts” shall have the meaning set forth in Section 3.11.4.

“Intellectual Property” shall mean Copyrights, Patent Rights, Trademarks and Trade Secrets.

“Intentional Breach” shall mean, with respect to any representation, warranty or covenant of any Party contained herein, an action or omission within the reasonable control of such Party, taken or omitted to be taken after the date hereof that such Party intentionally takes (or fails to take) with the knowledge and intention that such action or omission would (a) constitute a breach of any material representation, warranty or covenant of such Party contained herein and (b) prevent or materially delay or impair the ability of such Party to consummate the Merger and the other transactions contemplated by this Agreement; provided that an Intentional

Breach shall not include any failure by the Buyer or Merger Sub to consummate the Closing if the proceeds of the Debt Financing were not available to be drawn down pursuant to the terms of the Debt Commitment Letter at the time the Closing should have occurred pursuant to this Agreement (except if the failure of the proceeds of the Debt Financing to be available to be drawn down pursuant to the terms of the Debt Commitment Letter at such time was the result of an action or omission of Buyer that would have constituted an Intentional Breach of this Agreement in the absence of this proviso).

“IRS” shall have the meaning set forth in Section 3.15.1(b).

“Knowledge” of the Company shall mean the actual knowledge of Hank Balavender, Dan Dourney, Paul Solomon and Joel Ferdinand, in each case after reasonable inquiry of his direct reports regarding the matter at issue.

“Laws” shall mean all U.S., foreign, provincial, federal, state, municipal and local laws (including common law), ordinances, codes, statutes, regulations, policies, guidelines, judgments, decisions, orders, rulings or awards, injunctions, decrees or rules.

“Lease” shall have the meaning set forth in Section 3.14.2.

“Leased Real Property” shall have the meaning set forth in Section 3.14.3.

“Legal Proceeding” shall have the meaning set forth in Section 3.9.2.

“Letter of Transmittal” shall have the meaning set forth in Section 2.6.2(a).

“Lien” shall mean any lien, claim, charge, hypothecation, mortgage, pledge, deed of trust, conditional sale or other title retention agreement, encumbrance, right of first refusal, security interest, easement, covenant, or other similar right or interest.

“Litigation Trust” shall mean that litigation trust established by the Joint Prepackaged Plan of Reorganization of Physiotherapy Holdings, Inc. and its Debtor Affiliates Pursuant to Chapter 11 of the Bankruptcy Code.

“Losses” shall mean any and all damages, losses, claims, liabilities, demands, charges, costs, awards, Taxes, interest, penalties, fines and expenses (including court filing fees, court costs, arbitration fees or costs and reasonable fees, disbursements of legal counsel, investigators, expert witnesses and consultants, and costs of enforcing any rights provided pursuant to Article VIII (but excluding punitive damages except to the extent awarded to any third party or claimed in any action or claim based on fraud)).  Notwithstanding any provision of this Agreement, any liabilities for Tax resulting from the disallowance of, or inability to use, net operating losses or Tax credits in a taxable period other than a Pre-Closing Tax Period shall not constitute Losses.

“Material Adverse Effect” shall mean any change, event, occurrence, fact, circumstance, condition or effect that, individually or in the aggregate with all such other changes, events, occurrences, facts, circumstances, conditions or effects, that is or would reasonably be expected to be materially adverse to (i) the business, assets, liabilities, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole or (ii) the ability of the Company to perform its obligations hereunder or consummate the transactions contemplated by this Agreement; provided, however, that, solely with respect to the foregoing clause (i), in determining whether there has been a Material Adverse Effect, any impact or effect shall be disregarded that arises out of or is attributable to (A) general economic conditions or general conditions in the industry in which the Company or any Company Subsidiary does business to the extent such conditions do not affect the Company and the Company Subsidiaries in a disproportionate manner relative to other businesses in the industries in which the Company and the Company Subsidiaries operate, (B) any natural or man-made disaster or national or international political or social conditions, including the engagement by the United States in hostilities, whether or not pursuant to the declaration of a national emergency or war, or the occurrence of any military or terrorist attack to the extent such events do not affect the Company’s headquarters in a disproportionate manner relative to the headquarters of other businesses in the industries in which the Company and the Company Subsidiaries operate, (C) financial, banking or securities markets (including any disruption thereof and any decline in the price of any security or any market index), to the extent such conditions do not affect the Company and the Company Subsidiaries in a disproportionate manner relative to other businesses in the industries in which the Company and the Company Subsidiaries operate, (D) changes in GAAP after the date hereof, (E) changes in Law after the date hereof to the extent the Company and the Company Subsidiaries are not affected by such changes in a disproportionate manner relative to other businesses in the industries in which the Company and the Company Subsidiaries operate, (F) the failure by the Company or any Company Subsidiary to meet any internal or published projections, forecasts or revenue or earnings predictions for any period ending on or after the date of this Agreement (but not the underlying cause(s) thereof), (G) changes arising from the announcement of Buyer as the acquiror of the Company or (H) any effect arising from the taking of any action by the Company or the Company Subsidiaries expressly required by, or the omission to take any action by the Company or the Company Subsidiaries expressly prohibited by, this Agreement or any other Transaction Document.

“Material Contracts” shall have the meaning set forth in Section 3.13.1.

“Material Lease” shall have the meaning set forth in Section 3.14.3.

“Material Payors” shall have the meaning set forth in Section 3.19.2.

“Material Suppliers” shall have the meaning set forth in Section 3.19.1.

“Medical Waste” shall mean any pathological, biological, or infectious materials, lab waste or other materials contaminated with or exposed to blood, excretions or secretions from human beings.

“Merger” shall have the meaning set forth in Section 2.1.

“Merger Consideration Distribution” shall mean any portion of the Final Merger Consideration (including the Initial Distribution) to be distributed to all Sellers, in their capacities as such, in the aggregate.

“Merger Sub” shall have the meaning set forth in the preamble.

“MIC” shall have the meaning set forth in Section 3.9.1(j).

“New Debt Commitment Letter” shall have the meaning set forth in Section 5.14.3.

“Net Working Capital” shall mean an amount calculated in the manner set forth on the Sample Working Capital Statement (including the same line items) and in accordance with the Accounting Principles, which, except as otherwise indicated on the Sample Working Capital Statement, reflects (i) the consolidated total current assets of the Company and the Company Subsidiaries, minus (ii) the consolidated total current liabilities of the company and the Company Subsidiaries.  Notwithstanding the Sample Working Capital Statement, Net Working Capital shall include any current liabilities associated with the closure of any clinics pursuant to Section 5.1.2.

“Non-Income Tax Calculation” shall have the meaning set forth in Section 5.10.1(c).

“Objection” shall have the meaning set forth in Section 8.4.5.

“Option Cancellation Agreement” shall have the meaning set forth in Section 2.6.2(a).

“Outside Date” shall mean April 22, 2016.

“Party” shall have the meaning set forth in the preamble.

“Patent Rights” shall mean United States and non-U.S. patents, provisional patent applications, patent applications, continuations, continuations-in-part, divisions, reissues, reexaminations, renewals, extensions, patent disclosures, patents of addition, design patents and industrial designs, inventions (whether or not patentable or reduced to practice), improvements thereto, and any subsequent filings in any country or jurisdiction claiming priority to any of the foregoing.

“Payment Agent” shall have the meaning set forth in Section 2.6.2(a).

“Payment Agent Agreement” shall mean an agreement with the Payment Agent to be entered into prior to Closing by and among the Buyer and the Payment Agent on terms substantially similar to those set forth in the form attached hereto as Exhibit F.

“Payment Programs” shall have the meaning set forth in Section 3.9.1(c).

“Payoff Letters” shall have the meaning set forth in Section 2.11.

“Permitted Encumbrances” shall mean (i) Liens relating to any obligation or liability reflected on the Current Balance Sheet, (ii) mechanics, materialmen’s and similar Liens with respect to any amounts not yet due and payable or which are being contested in good faith through appropriate proceedings and for which appropriate reserves have been made in accordance with GAAP, (iii) Liens for Taxes not yet due and payable or which are being contested in good faith through appropriate proceedings and for which appropriate reserves have been made in accordance with GAAP, (iv) Liens securing rental payments under capital lease agreements, (v) statutory Liens and (vi) Liens which are not material in character or amount and which, individually and in the aggregate, do not detract from the value, or interfere with the present use, of the property subject thereto or affected thereby.

“Person” shall mean any individual, corporation, partnership, limited liability company, joint venture, association, joint-stock company, estate, Governmental Entity, trust or unincorporated organization or any other entity, whether acting in an individual, fiduciary, or other capacity.

“Pre-Closing Tax Period” shall mean (a) any taxable period ending on or before the Closing Date and (b) the portion of any Straddle Period ending at the end of the day on the Closing Date.

“Pro Rata Portion” with respect to any Merger Consideration Distribution shall mean, for each Seller, a fraction:  (a) with a numerator equal to (i) the sum of the Distribution Per Share on account of such Merger Consideration Distribution for each share of Capital Stock held by such Seller immediately prior to Closing (if any), plus (ii) the sum of the Distribution Per Option on account of such Merger Consideration Distribution for each of the vested Company Options held by such Seller immediately prior to the Closing (if any); and (b) with a denominator equal to the aggregate amount of such Merger Consideration Distribution.  The Pro Rata Portions of all Sellers in the aggregate shall not add up to more than one (1).

“RAC” shall have the meaning set forth in Section 3.9.1(j).

“Registered IP” shall have the meaning set forth in Section 3.11.3(a).

“Related Party” shall have the meaning set forth in Section 3.17.

“Releasee” shall have the meaning set forth in Section 10.14.

“Releasors” shall have the meaning set forth in Section 10.14.

“Representative Losses” shall have the meaning set forth in Section 9.3.

“Required Bank Information” shall mean (a) (i) the consolidated balance sheets and related statements of operations and comprehensive income, redeemable non-controlling interest and invested equity and cash flows of the Company and the Company Subsidiaries for the fiscal year ended December 31, 2013, (ii) the Audited Financials and (iii) on and after March 30, 2016, the Audited 2015 Financials, (b) (i) prior to February 14, 2016, the Unaudited Financials, and (ii) the unaudited combined balance sheets and related consolidated statements of operations and cash flows of the Company and the Company Subsidiaries for each fiscal quarter subsequent to the fiscal year ended December 31, 2015 and ended at least 60 days prior to the Closing Date, (c) the historical financial information of the Company and the Company Subsidiaries necessary to prepare the pro forma consolidated balance sheet and related pro forma statement of income contemplated by paragraph 5 of Exhibit C of the Debt Commitment Letter (and any similar requirement in a New Debt Commitment Letter), and (d) the number of patient visits and the revenue per patient visit for the Company and the Company Subsidiaries for each period covered by the financial statements required in clauses (a) and (b) above, and only at such time as such financial statements for each such period are required by clauses (a) and (b) above.

“Required Consent Lease” shall mean those Leases that, without giving effect to the reference to “material” in the last clause of Section 3.4 hereof and replacing “Material Contract” with “Lease” in Section 3.4 hereof, would be required to be listed in Section 3.4 of the Disclosure Schedule.

“Required Stockholder Joinders” shall mean the Required Stockholder Joinders in the form attached as Exhibit I.

“Required Stockholders” shall mean stockholders that hold shares of Capital Stock constituting at least ninety-five percent (95%) of the outstanding shares of Capital Stock.

“Restrictive Covenant Agreements” shall mean the Restrictive Covenant Agreements from each of Hank Balavender, Dan Dourney and Paul Solomon in the form attached as Exhibit J and dated as of the date hereof.

“Sample Working Capital Statement” shall mean the sample calculation of the Final Working Capital attached as Exhibit G.

“Seller Indemnitees” shall have the meaning set forth in Section 8.3.

“Seller Losses” shall have the meaning set forth in Section 8.3.

“Sellers” shall mean the holders of Capital Stock or Company Options.

“Shortfall Consideration” shall have the meaning set forth in Section 2.8.2(c).

“Shortfall Reduction” shall have the meaning set forth in Section 2.8.1.

“Stark Law” shall have the meaning set forth in Section 3.9.1(c).

“Stockholder Consent” shall have the meaning set forth in Section 2.13.

“Stockholders’ Agreement” shall mean that certain Stockholders’ Agreement, dated December 31, 2013, by and among the Company and the stockholders party thereto.

“Straddle Period” means any taxable period that begins before, and ends after, the Closing Date.

“Subsidiary” means, with respect to any Person, any other Person of which at least a majority of the securities or ownership interests, having by their terms ordinary voting power to elect a majority of the board of directors or elect or appoint other Persons performing similar functions, is directly or indirectly owned or controlled by such Person or by one or more of its Subsidiaries; it being understood that a Person shall be deemed to have such an ownership interest in a partnership, association or other unincorporated business entity if such Person is allocated a majority of the gains or losses of such partnership, association or other entity or is or controls the managing member or director or the general partner of such partnership, association or other entity.

“Survival Termination Date” shall have the meaning set forth in Section 8.1.

“Surviving Corporation” shall have the meaning set forth in Section 2.1.

“Tax” or “Taxes” shall mean (i) all  federal, state, local and non-U.S. taxes duties, fees, assessments or governmental charges (or deficiencies thereof) of any nature, including federal, provincial, state, local, municipal or foreign tax assessment and other governmental charges (in the nature of a tax), duties, impositions and liabilities, alternative or add-on minimum tax, goods and services tax, profits or excess profits tax, capital tax, franchise tax, net income, gross income, adjusted gross income or gross receipts tax, employment related tax, real and personal property tax or ad valorem tax, sale or use tax, transfer tax, excise tax, stamp tax or duty, any withholding or back up withholding tax, value added tax, severance tax, prohibited transaction tax, premiums tax, occupation tax, customs duties, deduction at sources and recapture together with any interest or any penalty, in addition to any tax or additional amount imposed by any Governmental Entity responsible for the imposition of such tax; and (ii) any liability of the Company or any Company Subsidiary for the payment of amounts with respect to payments of a type described in clause (i) as a result of being a member of an affiliated, consolidated, combined or unitary group (including under Treasury Regulation Section 1.1502-6 (or any similar provision of state, local or non-U.S. Law)), or as a transferee or successor, by contract or otherwise.

“Tax Arrangement” shall mean any agreement or arrangement (written or unwritten) of or relating to the allocation, sharing or payment of Tax liabilities or Tax benefits, for the indemnification of Taxes, or any other similar agreement or arrangement.

“Tax Contest” shall mean any action, audit, examination, claim, administrative proceeding or other court proceeding or litigation with respect to Taxes.

“Tax Return” shall mean all returns, reports, forms, elections, designations, estimates, filings, information statements or other information filed, or required to be filed, with respect to any Taxes (including any attachment thereto), including any information return, claim for refund, amended return or declaration of estimated Tax.

“Termination Fee” means $24,000,000.00 (Twenty-Four Million Dollars).

“Third Person Claim” shall have the meaning set forth in Section 8.6.1.

“Trademarks” shall mean United States, state and non-U.S. trademarks, service marks, trade names, corporate names, brand names, certification marks, Internet domain names, world wide web addresses, designs, logos, slogans, trade dress and general intangibles of like nature, whether registered or unregistered, and pending registrations and applications to register the foregoing, all goodwill associated with the foregoing, and any extension, modification or renewal thereof.

“Trade Secrets” shall mean confidential ideas, trade secrets, know-how, concepts, methods, processes, formulae, technology, technical information, algorithms, software models, plans, reports, data, schematics, specifications, drawings (including engineering and auto-cad drawings), customer lists, supplier lists, mailing lists, business plans, and other proprietary information and materials and all documentation relating to any of the foregoing.

“Transaction Documents” shall mean this Agreement, the Certificate of Merger, the Transmittal Documents, the Confidentiality Agreement, the Escrow Agreement and all other agreements and documents entered into in connection with the Merger and the other transactions contemplated hereby.  Transaction Documents shall not include the Restrictive Covenant Agreements.

“Transaction Matters” means (a) this Agreement (and the termination or breach hereof or failure to perform hereunder), (b) any other Transaction Documents (including, for the avoidance of doubt, the Debt Commitment Letter (or any New Debt Commitment Letter)), (c) the transactions contemplated hereby or thereby (and the abandonment of any thereof) and (d) any matter forming the basis for termination of this Agreement by the Company pursuant to Section 7.1.7.

“Transmittal Document” shall have the meaning set forth in Section 2.6.2(a).

“Unadjusted Merger Consideration” shall have the meaning set forth in Section 2.6.1.

“Unaudited Financials” shall have the meaning set forth in Section 3.8.1.

“Waived 280G Benefits” shall have the meaning set forth in Section 5.10.9(a).

“Working Capital Threshold” shall have the meaning set forth in Section 2.8.1.

“ZPIC” shall have the meaning set forth in Section 3.9.1(j).